4/3

07022072

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME USJ Co., Ltd.

*CURRENT ADDRESS 1-33, Sakurajima 2-chome
Konohana-Ku, Osaka 554-0031
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 0 6 2007
THOMSON FINANCIAL

FILE NO. 82- 35074 FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: EBS
DAT : 4/3/07

USJ Co., Ltd.

(Incorporated under the laws of Japan with limited liability)

577,143 Shares of Common Stock

This is a global offering of 577,143 shares of our common stock. The international managers named in this offering circular are offering 227,143 shares in an international offering outside of Japan.

The international managers are offering shares in offshore transactions outside the United States in reliance on Regulation S under the United States Securities Act of 1933, or the Securities Act. In addition, U.S. broker-dealer affiliates of the international managers are offering shares in the United States to institutions that are qualified institutional buyers, or QIBs, as defined in Rule 144A under the Securities Act. The shares may be resold or transferred only in accordance with the procedures described in "Transfer Restrictions."

Concurrently with the international offering, Japanese underwriters are offering 350,000 shares to the public in Japan. We are selling 230,000 newly issued shares in the Japanese offering. The selling shareholders are selling an aggregate of 227,143 shares in the international offering and 120,000 shares in the Japanese offering. Nomura Securities Co., Ltd. and Goldman Sachs Japan Co., Ltd. are acting as joint lead managers of the Japanese offering. We will not receive any of the proceeds from the sale of the shares by the selling shareholders. Nomura Securities Co., Ltd., as representative of the Japanese underwriters, has entered into a share borrowing agreement with Universal Studios Entertainment Japan Investment Company LLC, one of our shareholders, and may make an over-allotment of up to an additional 50,000 shares borrowed under the agreement in the Japanese offering. Universal Studios Entertainment Japan Investment Company LLC has granted Nomura Securities Co., Ltd. an option to purchase up to an additional 50,000 shares in connection with over-allotments, if any, in the Japanese offering. All such transactions will be conducted as agreed among the joint global coordinators. See "Offer and Resale." The closing of the international offering is conditional upon the closing of the Japanese offering, and *vice versa*.

Our shares are currently not listed on any stock exchange or publicly traded in Japan. Our shares have been approved for listing and trading on the Mothers market of the Tokyo Stock Exchange, Inc. We expect that the listing will become effective and that trading will commence on or about March 16, 2007.

See "Risk Factors" beginning on page 6 for a discussion of certain factors to be considered in connection with an investment in the international shares.

Offer Price: ¥49,000 Per Share

THE SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO THE EXCEPTIONS REFERRED TO IN THIS OFFERING CIRCULAR, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT).

It is expected that delivery of the shares will be made through the book-entry facilities of the Japan Securities Depository Center, Inc., or JASDEC, in Tokyo, on or about March 16, 2007.

Joint Global Coordinators

(Listed alphabetically)

Goldman Sachs International **Nomura Securities**

Joint Lead Managers and Joint Bookrunners

(Listed alphabetically)

Goldman Sachs International **Nomura International**

Offering Circular dated March 5, 2007



This offering circular is confidential and is being furnished by us in connection with an offering exempt from registration under the Securities Act solely for the purpose of enabling a prospective investor to consider the purchase of the shares described in this offering circular. The information contained in this offering circular has been provided by us and other sources identified in this offering circular. No representation or warranty, expressed or implied, is made by the international managers as to the accuracy or completeness of such information, and nothing contained in this offering circular is, or shall be relied upon as, a promise or representation by the international managers. This offering circular does not contain all of the information that would be included in a prospectus for the offering of the international shares if the offering were registered under the Securities Act. Any reproduction or distribution of this offering circular, in whole or in part, and any disclosure of its contents or use of any information in this offering circular for any purpose other than considering an investment in the international shares is prohibited. Each offeree of shares, by accepting delivery of this offering circular, agrees to the foregoing.

No action has been or will be taken to permit a public offer of the shares in any jurisdiction except Japan. This offering circular may not be distributed in any jurisdiction except in accordance with the legal requirements applicable in that jurisdiction. No dealer, sales person or other individual has been authorized in connection with the international offering to give any information or to make any representation other than as contained in this offering circular. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, any shares to any person in any circumstances or in any jurisdiction in which it is unlawful to make such an offer, solicitation or sale. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts described in this offering circular or in our affairs since the date of this offering circular.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF US AND THE TERMS OF THE INTERNATIONAL OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE INTERNATIONAL SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR THE SEC, OR ANY OTHER SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY OF OR IN THE UNITED STATES, NOR HAVE THE FOREGOING AUTHORITIES APPROVED THIS OFFERING CIRCULAR OR CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

The distribution of this offering circular and the offering of the international shares in certain jurisdictions may be restricted by law. We and the international managers require persons into whose possession this offering circular comes to inform themselves about and to observe any such restriction. For a further description of restrictions on the offer and sale of international shares, see "Offer and Resale" and "Transfer Restrictions."

OFFERING RESTRICTIONS

This offering circular is based on information we have provided and has been prepared on a confidential basis for use in connection with the offering. This offering circular is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire the shares.

Each person receiving this offering circular acknowledges that:

- it has not relied on the international managers or any person affiliated with the international managers in connection with its investigation of the accuracy of that information or its investment decision; and
- no person has been authorized to give any information or to make any representation concerning us or the shares offered hereby other than as contained in this offering circular and, if given or made, the other information or representation should not be relied upon as having been authorized by us, any selling shareholder, any international manager or any U.S. selling agent.

The international shares have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (which means any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of a resident in Japan, except in compliance with the Securities and Exchange Law of Japan and other relevant laws and regulations.

The international shares have not been and will not be registered under the Securities Act or with any securities authority of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The international shares are being offered (i) in the United States only to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and (ii) outside the United States only to non-U.S. persons in offshore transactions (as defined in, and in accordance with, Regulation S). Prospective purchasers are hereby notified that sellers of the international shares may be relying on the exemption from the registration provisions of Section 5 of the Securities Act provided by Rule 144A. For a description of these and certain further restrictions on offers, sales and transfers of the international shares and the distribution of this offering circular, see "Transfer Restrictions."

Notice Concerning the European Economic Area

This offering circular has been prepared on the basis that all offers of international shares under the Prospectus Directive (2003/71/EC) will be made pursuant to an exemption under the Prospectus Directive (2003/71/EC), as implemented in member states of the European Economic Area, or the EEA, from the requirement to produce a prospectus for offers of international shares. Accordingly, any person making or intending to make any offer within the EEA of international shares which are the subject of the placement contemplated in this offering circular should only do so in circumstances in which no obligation arises for us or any of the international managers to produce a prospectus for the offer. Neither we nor the international managers have authorized nor do we or they authorize the making of any offer of international shares through any financial intermediary, other than offers made by the international managers which constitute the final placement of international shares contemplated in this offering circular.

Notice Concerning the United Kingdom

There are restrictions on the offer and sale of the international shares in the United Kingdom. All applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done by any person in relation to the international shares in, from or otherwise involving the United Kingdom must be complied with. See "Offer and Resale."

This document is for distribution in the United Kingdom only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (e) "high net worth companies, unincorporated associations etc." of the Financial Promotion Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any international shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons" for the purposes of this Notice Concerning the United Kingdom). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons.

Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Each international manager has represented and agreed that:

- it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any international shares in circumstances in which section 21(1) of the FSMA does not apply to us; and
- it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the international shares in, from or otherwise involving the United Kingdom.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN MADE UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY OF THESE FACTS NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this offering circular, "we," "us" and "our" refer to USJ Co., Ltd. We do not have any subsidiaries or affiliates accounted for by the equity method.

In this offering circular, references to "U.S. dollars," "dollars" and "$" refer to the currency of the United States, and references to "yen" and "¥" refer to the currency of Japan. For convenience, yen amounts translated into dollars in this offering circular have been translated at the rate of ¥117.90 = $1.00, the rate of exchange prevailing on the Tokyo Foreign Exchange Market on September 30, 2006. However, these translations should not be construed as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate. The noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York on March 2, 2007 was ¥116.82 = $1.00.

In this offering circular, where information is presented in thousands, millions or billions of yen or thousands or millions of dollars, amounts of less than one thousand, one million or one billion, as the case may be, have been rounded. Amounts presented as percentages have been rounded to the nearest tenth of a percent. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

The financial statements as of and for the fiscal years ended March 31, 2004, 2005 and 2006 and the six months ended September 30, 2005 and 2006 included in this offering circular starting on page F-1 have been prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, or IFRS, and accounting principles generally accepted in the United States, or U.S. GAAP. Potential investors should consult their own professional advisors for an understanding of the differences between Japanese GAAP and IFRS or U.S. GAAP and how those differences might affect their analysis of the financial information set forth in this offering circular.

Information concerning the age, gender and geographic composition of visitors, and the breakdown of first-time and repeat visitors, to our theme park is based on surveys conducted by Carter Associates, Ltd., which we retain to conduct daily surveys of approximately 150 randomly selected visitors to our theme park.

INTELLECTUAL PROPERTY

Universal®, Universal Studios®, Universal Studios Japan®, Universal CityWalk Osaka™, E.T. Adventure®, E.T. the Extra-Terrestrial®, JAWS®, Jurassic Park®, Jurassic Park—The Ride™, Bride of Frankenstein®, Dracula®, Frankenstein® and The Wolfman® are trademarks and registered trademarks of Universal City Studios LLLP. Back to the Future® and Back to the Future The Ride® are registered trademarks of Universal City Studios LLLP/U-Drive Productions, Inc. All other trademarks and tradenames identified in this offering circular are the property of their respective owners. We reference and use these marks solely for identification purposes or pursuant to license agreements.

FORWARD-LOOKING STATEMENTS

This offering circular contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, or the Exchange Act, regarding the intent, belief or current expectations of our management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "probability," "project," "risk," "seek," "should," "target" and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this offering circular. We disclaim any obligation to update, or to announce publicly any revision to, any of the forward-looking statements contained in this offering circular to reflect future actual events or developments. The information contained in this offering circular, including without limitation the information under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that might cause the forward-looking statements not to be realized.

AVAILABLE INFORMATION

We intend to furnish to the SEC information in accordance with Rule 12g3-2(b) under the Exchange Act. We have agreed that, so long as any of the shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, we will, at any time that we are neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from such reporting requirements pursuant to Rule 12g3-2(b), furnish, upon request, to any holder of shares, or any prospective purchaser designated by a holder of shares, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. This covenant is intended to be for the benefit of the holders and prospective purchasers designated by the holders, from time to time, of the restricted securities.

ENFORCEMENT OF CIVIL LIABILITIES

We are a Japanese corporation organized under the laws of Japan. A majority of our directors reside outside the United States, and a substantial portion of our assets and the assets of our directors are located outside of the United States. As a result, it may not be possible for holders or beneficial owners of our shares to effect service of process within the United States upon us or any of our directors, or to enforce judgments obtained in U.S. courts against us or any of our directors, whether or not predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States or any state thereof.

Under the Civil Procedure Law of Japan, the enforceability in Japanese courts of a final judgment (which is conclusive and no longer appealable) rendered in the United States is subject to the following:

- the U.S. court had jurisdiction, in accordance with Japanese laws or international treaties, with respect to the case for which the judgment was obtained;
- the defendant received service of process other than by public notice, or appeared before the U.S. court that rendered the judgment;
- the U.S. court procedures and the judgment obtained would not violate Japanese public policy; and
- there exists reciprocity between Japan and the state in which the judgment was obtained regarding recognition by courts in that state of a judgment obtained in Japanese courts.

In addition, enforceability of any such judgment may be barred if a conflicting final judgment has already been rendered by a Japanese court, or there is pending in a Japanese court a matter among the same parties and arising from the same facts and circumstances as those that gave rise to the action brought before the U.S. court. Nishimura & Partners, our Japanese counsel, has advised us that in original actions or in actions for enforcement of judgments of U.S. courts brought before Japanese courts there is in general doubt as to the enforceability of liabilities based solely on U.S. securities laws.

TABLE OF CONTENTS

	Page
Summary	1
Risk Factors	6
Use of Proceeds	18
Information Concerning the Common Stock	19
Exchange Rates	21
Capitalization	22
Selected Financial Data and Other Information	23
Management's Discussion and Analysis of Financial Condition and Results of Operations	26
Business	50
Management	78
Certain Related-Party Transactions	82
Principal and Selling Shareholders	83
Description of Common Stock	84
Clearance and Settlement	91
Taxation	92
Offer and Resale	97
Transfer Restrictions	103
Legal Matters	104
Independent Auditors	104
Index to Audited Financial Statements	F-1
Index to Unaudited Interim Financial Statements	S-1

[THIS PAGE INTENTIONALLY LEFT BLANK]

SUMMARY

You should read this summary together with the more detailed information, including "Risk Factors" and the financial statements and related notes thereto, appearing elsewhere in this offering circular.

USJ Co., Ltd.

We own and operate Universal Studios Japan, the second largest theme park destination in Asia, measured in terms of number of visitors. Universal Studios Japan also has the highest attendance of any Universal Studios theme park in the world. We had approximately 8.3 million visitors during the fiscal year ended March 31, 2006 and approximately 4.0 million visitors during the six months ended September 30, 2006.

Universal Studios Japan is a world-class, family-oriented theme park that combines immersive environments with state-of-the-art attractions based on well-known Hollywood movie, television and comic and story book characters and themed dining and retail venues. Our goal is to provide our guests with a level of delight and service exceeding all expectations. Our theme park is situated on a 54 hectare site and features 22 rides, shows and other attractions, 52 dining locations and 32 retail locations.

Our theme park is located in the City of Osaka in western Japan. Osaka is the second largest business center in Japan, with approximately 8.8 million people living in Osaka prefecture and approximately 37 million people living within a 200 kilometer radius. It is the largest city in the Kansai area, which encompasses Osaka prefecture and five neighboring prefectures and includes the cities of Kobe, Kyoto and Nara.

We were incorporated in 1994 and we opened our theme park to the public on March 31, 2001.

In 2004, we hired a new management team led by Glenn Gumpel, who joined us as President and CEO in June 2004. Our new management team implemented a turnaround plan which included a repositioning of our brand and target audience, a disciplined capital expenditure policy and improvements to our financial condition through increased equity and reduced indebtedness and our performance through increases in EBITDA (which represents net income (loss) before interest expense, income taxes, depreciation and amortization, and before certain other income and expenses, such as expenses associated with restructurings and refinancings).

We had a net loss of ¥4,634 million for the fiscal year ended March 31, 2006 and net income of ¥1,399 million for the six months ended September 30, 2006. As of September 30, 2006, we had total assets of ¥123,167 million and net assets of ¥30,074 million.

Strengths

We believe that our strengths include the following:

A World-class Theme Park with Globally Recognized Brands

We operate a world-class theme park under the globally recognized Universal Studios brand featuring globally recognized entertainment content, themes and characters, including Hollywood blockbuster movies such as E.T. the Extra-Terrestrial®, JAWS®, Jurassic Park®, Shrek®, Spider-Man® and Terminator 2®, world famous characters with broad family appeal, including Hello Kitty®, Snoopy®, Sesame Street® and Peter Pan, and an abridged version of the Tony award winning Broadway hit musical Wicked.

Superior Location with Convenient Access

Our location in the City of Osaka makes our theme park easily accessible by the large number of residents of the surrounding region and the high volume of visitors to the Kansai area. Approximately

37 million people live within a 200 kilometer radius of our theme park and approximately 60 million tourists visit Osaka prefecture annually. As we are located in the City of Osaka, visitors may enjoy convenient railway and road access to our theme park. Tourists from outside the Kansai area can access the area through Japan's Shinkansen bullet train network and three major airports as well as by ferry.

Strong Competitive Position

We believe that we operate the only world-class theme park destination in western Japan based on quality, scale and content of attractions and other facilities. Outside western Japan, Tokyo Disney Resort™, located over 400 kilometers away in eastern Japan, offers Japan's only alternate world-class theme park destination.

Proven Appeal

Our theme park has been consistently popular since we began operations. For four of the past five fiscal years ended March 31, 2006, we have had the second highest attendance of any theme park destination in Asia. We also have the highest attendance of any Universal Studios theme park in the world. Our continuing appeal is also evident in the large number of repeat visitors to our theme park and the high level of in-park spending by our visitors.

High Operational Standards and Performance

We operate and maintain our attractions and other facilities to ensure that they are continuously available to visitors and meet the highest standards. We develop and maintain our attractions in accordance with Japanese Industrial Standards, and we have ISO 9001 certification in maintenance. We have a five and a half year track record of operating our theme park at a world-class level of operational readiness, guest service and visitor and employee safety. We believe our high performance standards are reflected in our strong safety record and high level of guest satisfaction based on our guest surveys.

Improving Financial Condition and Performance and EBITDA

Our financial condition and performance have steadily improved and we believe that we are well positioned for continued progress. Our EBITDA has grown from ¥9,414 million in the fiscal year ended March 31, 2003 to ¥17,146 million in the fiscal year ended March 31, 2006. In addition, we reduced our total indebtedness (short-term borrowings and long-term debt including current portion) from ¥124.7 billion as of March 31, 2003 to ¥72.4 billion as of September 30, 2006, and our debt-equity ratio, which we calculate as total indebtedness (excluding ¥10.0 billion of non-interest bearing debt outstanding as of March 31, 2003) divided by shareholders' equity (net assets), from 6.1 times to 2.4 times over that same period. In the six months ended September 30, 2006, we achieved positive net income of ¥1,399 million, after recording net losses in each of our first five years of operations.

An Experienced Management Team Focused on Enhancing Shareholder Value

We have assembled a management team with years of experience in the global theme park and Japanese retail industries that is committed to our continued success. Our management team endeavors to instill an attitude among our employees that "everything is possible" under our corporate slogan "Swing the Bat" and to implement the core principles of our management philosophy: accountability, transparency, communication, building on the strengths of different cultures, urgency, execution and empowerment. Our management is focused on enhancing shareholder value by continuing to increase EBITDA, growing attendance and identifying capital investments that attract visitors and are cost-effective, while maintaining our high level of operational standards and performance. We have recently adopted a pay-for-performance compensation system with EBITDA as a key factor and stock option plans for directors and employees that we believe will further contribute to the focus on shareholder value.

Strategy

Our goal is to become Asia's leading entertainment and leisure company. We intend to pursue the following strategies to realize this goal:

Provide World-class, Family-oriented Entertainment

The core of our strategy is to continue to provide world-class, family-oriented entertainment that appeals to potential visitors in and outside Japan.

Focus on our Core Target Audience of Women and Families with Children

As women and families with children are the primary users of theme parks and leisure entertainment in Japan, we have been focusing on attracting visitors from this target audience. We have repositioned our brand from the "Power of Hollywood," which targeted a teen to young adult audience, to "World-class Family Entertainment," which targets a broader family and female audience, in our media, advertising and other communications. At the same time, we shifted our focus from creating a functional connection for visitors to the thrills of our attractions to an emotional connection to the entire park experience. Our selection of characters, shows, special events and story-lines in our attractions, theme park environment and guest services is designed to create this emotional connection. For example, we introduced new attractions that are immersive and deliver a sense of wonderment to guests, such as our evening lagoon show Peter Pan's Neverland, an abridged version of the Broadway musical Wicked and our highly interactive character musical parade Happy Harmony Celebration.

Develop Effective Marketing and Sales Efforts for Each Market Segment

Our marketing and sales efforts are geared to increasing the number of first-time visitors, repeat visitors and international visitors. While we have attracted many Japanese people to our theme park, we believe that our rate of penetration can continue to climb and that we can attract a significant number of first-time visitors in Japan, particularly residents in the region surrounding the Kansai area, which comprises nine prefectures adjacent to the Kansai area, and the Kanto region, including Tokyo. We are seeking to increase the number of repeat visitors by introducing cost-effective, highly marketable attractions and special and seasonal events which appeal to our core target audience, as well as offering attractive ticketing options such as our annual passes. We have also focused in recent years on increasing the number of visitors from outside Japan. With easy access to our theme park from nearby international airports and growth generally in tourism to Japan from other parts of Asia, we believe that we can continue to increase the number of our international visitors.

Increase Spending Per Visitor

While we believe that our average revenue per visitor is among the highest of any theme park in the world, we are continually seeking to increase this amount. Our current efforts include increasing our ticket prices, marketing our Express Pass Booklets, guided tours, special ticketed shows and group programs, and developing unique merchandise products and food and beverage menus.

Increase EBITDA and Improve Financial Condition

Our management's continued focus is to increase EBITDA and improve our financial condition. We will focus on strategies to increase revenue by increasing both attendance and spending per visitor, while continuing our recent measures to control costs. We also plan to continue to execute a prudent capital expenditure strategy that focuses on cost-effective attractions, while steadily decreasing our long-term debt.

Company Information

Our registered head office is located at 1-33, Sakurajima 2-chome, Konohana-ku, Osaka 554-0031, Japan. Our main telephone number is 81-6-6465-3022, and our corporate website is *www.usj.co.jp*. The information on our website is not incorporated by reference into this offering circular.

The Global Offering

Global Offering	230,000 newly issued shares offered by us and 347,143 shares offered by the selling shareholders.
International Offering	227,143 shares are being offered in the United States to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act and outside of the United States and Japan in reliance on Regulation S under the Securities Act.
Japanese Offering	350,000 shares, of which 230,000 newly issued shares are being issued and sold by us and 120,000 shares are being sold by selling shareholders, are being offered in a public offering in Japan.
Over-allotment	Nomura Securities Co., Ltd., as representative of the Japanese underwriters, has entered into a share borrowing agreement with Universal Studios Entertainment Japan Investment Company LLC, one of our shareholders, and may make an over-allotment of up to an additional 50,000 shares borrowed under the agreement in the Japanese offering. Universal Studios Entertainment Japan Investment Company LLC has granted Nomura Securities Co., Ltd. an option to purchase up to an additional 50,000 shares in connection with over-allotments, if any, in the Japanese offering. See "Offer and Resale."
Selling Shareholders	The international offering consists only of shares being offered by the selling shareholders in the international offering, which are Universal Studios Entertainment Japan Investment Company LLC and Crane Holdings Ltd. The Japanese offering consists of both newly issued shares and shares being offered by the selling shareholders in the Japanese offering, which are Sumitomo Metal Industries, Ltd. and Hitachi Zosen Corporation. Prior to the global offering, the selling shareholders together owned 67.29% of our outstanding common stock. After the global offering, the selling shareholders together will continue to own 43.85% of our outstanding common stock, or 41.52% of our outstanding common stock assuming that the over-allotment option is exercised in full.
Offer Price	¥49,000 per share.
Shares Issued Before and After the Global Offering	Immediately prior to the global offering, we had 1,911,112 shares of common stock issued and outstanding. Immediately after the global offering, we will have 2,141,112 shares of common stock issued and outstanding.
Joint Global Coordinators	Goldman Sachs International and Nomura Securities Co., Ltd. (listed alphabetically)
Dividends	The declaration, payment and amount of any dividends require, in principal, a resolution of a general meeting of shareholders and are subject to statutory restrictions. See "Information Concerning the Common Stock—Dividend Policy" and "Description of Common Stock—Dividends."

Withholding Tax	Unless reduced by an applicable income tax treaty, dividends payable to non-residents of Japan or non-Japanese corporations without a permanent establishment in Japan are generally subject to Japanese withholding tax at the rate of 7% for dividends payable on or before March 31, 2008 and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of our issued shares, for whom the applicable rate is 20%. See "Taxation—Japanese Taxation."
Delivery	Delivery of the shares will be made through the facilities of JASDEC in Tokyo on or about March 16, 2007.
Lock-up Agreements	We, Universal Studios Entertainment Japan Investment Company LLC, Crane Holdings Ltd. and the City of Osaka (which will not be a selling shareholder in either the international offering or the Japanese offering) have agreed with the joint global coordinators to lock-up arrangements, subject to some exceptions, for a period of 180 days after the closing date of the global offering as described under "Offer and Resale." Sumitomo Metal Industries, Ltd. and Hitachi Zosen Corporation will no longer own any of our shares as a result of the global offering.
Listing	All our existing shares of common stock, including the shares being offered by this offering circular, have been approved for listing and trading on the Mothers market of the Tokyo Stock Exchange. We expect that the listing will become effective and that trading will commence on or about March 16, 2007.
Use of Proceeds	We expect to receive net proceeds of approximately ¥10,325 million from the sale of newly issued shares in the global offering. We intend to use approximately ¥2,574 million of the net proceeds for capital expenditures for attractions and the remainder to repay a portion of our long-term debt, including any prepayment penalties, under two of our syndicated loan facilities, which we refer to collectively as Facility C. As of December 31, 2006, the amounts of long-term debt under Facility C we owe to Goldman Sachs Japan Co., Ltd., an affiliate of Goldman Sachs International, and Nomura Capital Investment Co., Ltd., an affiliate of Nomura International plc, are ¥3,400 million and ¥600 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financial Condition—Long-term Debt—Syndicated Loan Agreement." We will not receive any proceeds from the sale of shares by the selling shareholders.
Security Codes	Common Code: 028829698 ISIN: JP3944210008 SEDOL: B1RKJ24 Tokyo Stock Exchange Securities Identification Code: 2142

You should carefully consider the following risk factors as well as the other information set forth in this offering circular, including our financial statements and related notes, prior to deciding to invest in our common stock. We operate in a continually changing business environment. The risks identified below or currently unforeseen risks may negatively affect our operations and the trading price of our common stock.

Risks Related to Our Business

Weak economic conditions in Japan could adversely impact our attendance and revenues

Attendance at our theme park is heavily dependent upon consumer spending on travel and other leisure activities. Because this type of consumer spending is discretionary, it is usually the first type of spending to be curtailed by consumers during economic downturns. In the fiscal year ended March 31, 2006, approximately 91% of our visitors came from Japan, and we expect that a significant percentage of our visitors will continue to come from Japan in the future, making us particularly sensitive to domestic economic conditions. While economic conditions in Japan have recently improved, these favorable conditions may not continue. Any substantial deterioration in general economic conditions, increases in the cost of travel or other events that diminish consumer spending could reduce attendance at our theme park and accompanying sales of merchandise and food and beverages. In addition, there have been discussions in the Japanese government to increase consumption taxes from the current rate of 5%, which could reduce discretionary consumer spending.

Weak economic conditions in Japan's neighboring countries, unfavorable international relations between Japan and those countries and other factors could adversely impact attendance by foreign visitors

Approximately 9% of our visitors came from foreign countries in the fiscal year ended March 31, 2006, and we intend to try to increase the number of foreign visitors in the future. We believe that a majority of our foreign visitors currently travel from Hong Kong, South Korea and Taiwan, and visitors from mainland China are increasing. Unfavorable economic conditions in a foreign country that accounts for a significant percentage of foreign visitors to our theme park could diminish discretionary consumer spending in that country and reduce our attendance. Also, if the yen were to strengthen against the currency of any of those countries, travel to Japan could decrease and adversely affect our attendance. In addition, instability in international relations between Japan and those countries, or travel restrictions imposed on visitors from those countries, could adversely affect our attendance. Similarly, if airlines reduce the number of flights to Japan, particularly to western Japan, fewer foreigners may visit the Kansai area and our attendance could be adversely affected.

Natural disasters, terrorist attacks, infectious diseases or similar events beyond our control could adversely affect our business

Attendance at our theme park is dependent on the environment for leisure travel and tourism locally, nationally and internationally. The environment for leisure travel and tourism in the Kansai area, Japan and Asia could be adversely affected by a variety of events beyond our control. A natural disaster, terrorist threat or attack, outbreak of an infectious disease or medical epidemic, such as severe acute respiratory syndrome, or SARS, or avian influenza, or bird flu, or similar event directly affecting the Kansai area could have a material adverse effect on our business. For example, Japan has historically been prone to large earthquakes and severe typhoons, and an earthquake or typhoon in the Kansai area could require repair or replacement of damaged attractions and their temporary or permanent loss from service, as well as lead to claims for damages by injured customers.

A natural disaster, terrorist threat or attack, outbreak of an infectious disease or medical epidemic or similar event that occurs in Japan, including outside the Kansai area, or Japan's neighboring countries could also adversely affect our business by discouraging consumers from travel and other leisure activities in public places, thereby reducing attendance at our theme park.

We are subject to the risks inherent in deriving substantially all of our revenues from one location

Substantially all of our revenues are derived from the operation of our theme park in Osaka. This dependence on operations at a single location subjects us to a number of risks, including, in addition to a natural disaster, terrorist attack or similar event affecting Osaka, prolonged or severe inclement weather in the Osaka area, prolonged interruptions in public transportation access to our theme park due to strikes or accidents, or other events that could significantly reduce attendance at our theme park. For example, a significant number of our visitors use train lines operated by West Japan Railway Company, or JR West, and a strike, accident or other disruption affecting these lines could significantly reduce attendance at our theme park. In addition, our business is and will continue to be influenced by local economic and other conditions affecting the Kansai area and surrounding region, which accounted for approximately 74% of our visitors in the fiscal year ended March 31, 2006 and which we expect to account for a significant percentage of our visitors in the future.

Bad weather on peak days could adversely affect our attendance

Our theme park is largely uncovered and a number of our attractions are outdoors. As a result, bad weather, such as the annual rainy season in June and early July, typhoons, and extremely hot or cold temperatures, adversely affect attendance at our theme park. Our attendance is significantly higher during weekends and peak holiday times in Japan, including the school spring break in late March and early April, the Golden Week holiday in late April and early May, the school summer holiday in late July and August and the Christmas, year-end and New Year holiday period. The concentration of visitors during weekends and peak holiday times means that there is only a limited period of time during which the impact of bad weather can be offset. Accordingly, the occurrence of bad weather during weekends and peak holiday times may have a disproportionately adverse effect on our revenues and cash flow as compared to the occurrence of bad weather at other times. In addition, for these and other reasons, a sequential quarter to quarter comparison may not be a good indication of our performance or of how we will perform in the future.

We compete with numerous entertainment alternatives

Our theme park competes with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, sports attractions and international and domestic vacation travel. We also compete with annual and seasonal events held in Japan and elsewhere in Asia, such as the World Expo held in Aichi, Japan from March through September 2005 that drew over 22 million visitors. The principal competitive factors of a theme park include location; price, scale, ease of access, awareness and strength of the brand reputation, the uniqueness and perceived quality of the attractions, the attractiveness of themed environments, entertainment and street characters and other themed elements, the atmosphere and cleanliness of the park and the quality of its food, entertainment, guest services, supporting infrastructure and adjacent facilities, including hotels. It is also difficult to predict changes in consumer tastes for entertainment, recreation and leisure activities.

Since our pricing is subject to competitive pressures, if our pricing strategy for passes is not effective, our attendance or revenues could be adversely affected. For example, during a portion of the six months ended September 30, 2006, we temporarily discontinued our Twilight Pass, a discounted pass for entrance to our theme park from the mid to late afternoon. We believe this had an adverse effect on our attendance in the six months ended September 30, 2006. In addition, in the fiscal year ended March 31, 2004, we offered a highly discounted pass, the Hollywood Friends Pass, which provided for unlimited re-entry to our park for up to nine months, except for certain blackout dates. Although our attendance increased during that fiscal year in large part due to the popularity of this pass, our revenues decreased in part due to its lower price. We increased the prices of our regular passes by between ¥200 and ¥300 in July 2006 and of our annual passes by between ¥1,100 and ¥3,100 in October 2006. These price increases may adversely affect our attendance or revenues.

Although there are numerous theme, water and amusement parks in western Japan, there are currently no parks in the Kansai area with a scale as large as ours. If a large-scale park were to open in that area, we would face increasing competition for customers. We also compete with other sightseeing destinations in the Kansai area, such as the historical cities of Kyoto and Nara.

Most of our visitors are from the Kansai area and other parts of western Japan. We are seeking to increase the number of visitors from Tokyo and other parts of eastern Japan but our efforts may be unsuccessful. In particular, we face competition from Tokyo Disney Resort™ in attracting visitors from Tokyo and other parts of eastern Japan.

In addition to competition within Japan, we compete with other attractions in Asia for overseas visitors. There have been recent increases in theme park, resort and casino developments in other parts of Asia, such as Hong Kong Disneyland®, which opened in September 2005. It was also recently announced that two Asian-based companies will be constructing a Universal Studios theme park in Singapore under license from Universal, which is expected to open in 2010. Furthermore, Universal has entered into an option agreement with a company in South Korea pursuant to which that company has been given an exclusive right, for a limited period of time, to meet certain requirements, including securing funding and an appropriate site, that are necessary to develop a Universal Studios theme park in South Korea. Finally, under our licensing agreements and other arrangements with subsidiaries of NBC Universal, Inc., we need Universal's consent in order to market our theme park outside of Japan. See "Business—Agreements with Universal" and "Business—Intellectual Property." These developments in the theme park, resort and casino industries outside Japan and the restrictions on our ability to market outside Japan, together with the relatively high cost of travel to and within Japan, present challenges to increasing our number of overseas visitors.

If public interest in the types of attractions we offer decreases in comparison to the types of attractions at other theme, water and amusement parks, or if there is a decrease in interest in theme, water and amusement parks in general as compared to other forms of entertainment, recreation and leisure activities, our business could be adversely affected.

The expected decrease and aging of the Japanese population could adversely affect our ability to increase or maintain our attendance

Life expectancy in Japan is among the highest in the world. At the same time, the birth rate in Japan has been declining, with the fertility rate for calendar year 2005 at 1.26, significantly lower than the replacement rate of 2.08, according to Japan's Ministry of Health, Labour and Welfare. As a result, Japan's population began declining in 2005, and its demographic makeup is already aging considerably. According to Japan's National Institute of Population and Social Research, demographic trends indicate that Japan's population will decrease from almost 128 million in 2004 to 121 million in 2025, and the population aged between five and 49, our primary customer target segment, will decrease from over 69 million to less than 57 million over that same period. These trends could have a long-term adverse effect upon our ability to increase or maintain our attendance.

We rely on our licensing agreements and other arrangements with subsidiaries of NBC Universal, Inc. in the conduct of our operations, and any dispute with respect to, or termination of, these arrangements could have a material adverse effect on our business

We license from subsidiaries of NBC Universal, Inc. the right to use the "Universal Studios" brand name and a substantial number of intellectual properties in street entertainment characters and themed elements in attractions, food and beverages and merchandise. See "Business—Agreements with Universal" and "Business—Intellectual Property." These subsidiaries have the exclusive right to direct and control our use of those intellectual properties, and we may lose these licenses if, among other things, we fail to maintain certain quality standards, we breach certain of the terms of our definitive agreement with certain of these subsidiaries or we undergo certain change of control events. For example, these subsidiaries may terminate the definitive agreement if any competitor of Universal Studios, Inc. acquires directly or indirectly more than 25% of our capital stock or voting rights for the purpose of changing or influencing the control of our company. These subsidiaries may also terminate the definitive agreement if our theme park or a majority of its major attractions is closed to the public for a period of more than one year as a result of a natural disaster or other *force majeure* event. See "Business—Agreements with Universal—Definitive Agreement." If any of these events occurs, we may be unable to operate our theme park for an extended period of time or at all.

We also rely on subsidiaries of NBC Universal, Inc. for various consultation and other services, including creative services in relation to the development of our attractions. We have numerous other arrangements with these subsidiaries that provide us with significant benefits that may be reduced or lost completely if our relationship changes in the future. For a better understanding of these arrangements, see "Business—Agreements with Universal—Definitive Agreement." The services currently provided by these subsidiaries may be significantly more expensive if they were purchased from a third party.

A deterioration in the brand image of Universal Studios or characters, other content or companies featured at our theme park could adversely affect our business

We rely to a significant extent on the "Universal Studios" brand name, the brand images of characters and other content we license from parties other than subsidiaries of NBC Universal, Inc. and the brand images of our corporate marketing partners, to attract visitors and sponsors and otherwise conduct our business. Any negative incident or negative publicity concerning NBC Universal, Inc. or any of its subsidiaries, us or any of the characters or companies featured at our theme park could adversely affect our reputation and business. For example, an accident or other adverse event at any theme park owned or operated by, or under license from any subsidiary or affiliate of NBC Universal, Inc. that raises issues relating to the safety, quality or reliability of attractions, services or merchandise at Universal Studios theme parks could have an adverse effect on attendance at our theme park and our business. Similarly, misconduct by our management or other employees or those of any subsidiary or affiliate of, or supplier to, NBC Universal, Inc. could harm the Universal Studios image and adversely affect our business.

The loss of key personnel could hurt our operations

Our success depends in part upon the continuing contributions of our executive officers and other key operating personnel, including Glenn Gumpel, our President and Chief Executive Officer. The complete or partial loss of their services could adversely affect our business. Many of these employees have extensive experience in the theme park industry and have been instrumental in formulating and executing our business strategy. Although Mr. Gumpel has agreed to continue to serve as our President and Chief Executive Officer through the earlier of June 30, 2008 and the date of our annual general meeting of shareholders in respect of the fiscal year ending March 31, 2008 and then as non-executive Chairman of our board of directors through the earlier of June 30, 2009 and the date of our annual general meeting of shareholders in respect of the fiscal year ending March 31, 2009, we may not be able to retain his services or those of our other key personnel or find adequate replacements for them in the event that we were to lose their services.

We may not be able to adequately maintain our right to use the intellectual property in the themed elements in our attractions that we license from parties other than subsidiaries of NBC Universal, Inc., and our attractions may use technology that unintentionally infringes upon third parties' intellectual property rights

In addition to subsidiaries of NBC Universal, Inc., we rely on a number of third parties that license us the right to use their intellectual property in street entertainment characters and themed elements in attractions, food and beverages and merchandise. See "Business—Intellectual Property." Our continuous use of themed characters and elements, as well as our ability to introduce new themed characters and attractions, is dependent upon our ability to obtain and maintain intellectual property licenses granting us the rights to use those characters and elements. In addition, many of our attractions use technology protected by patent and other intellectual property rights owned by third parties, and some of our attractions may use technology that unintentionally infringes upon third parties' intellectual property rights.

Our failure to protect our existing intellectual property rights or our infringement of the intellectual property rights of third parties may result in our loss of those rights or require us to make significant additional payments to third parties for infringing their intellectual property rights. The loss of the right to use a particular themed element or technology would mean that we would not be able to operate the attractions that utilize the relevant element or technology. This may require us to re-theme those attractions or take the relevant attractions out of service, which could reduce interest in our theme park, particularly if one of our more popular attractions is involved, and could require significant capital expenditure. Even if we do not infringe the intellectual property rights of third parties, we could incur significant expenses defending against alleged infringements and could be required to temporarily cease operating an attraction while litigation is pending, which could reduce interest in our theme park.

In addition, the loss of intellectual property rights we use in popular food and beverages or merchandise could adversely affect our results of operations.

The attractiveness of our theme park is influenced by facilities adjacent to our theme park that we do not own or operate, and a deterioration in the quality or appeal of these facilities may adversely affect our business

Our theme park is adjacent to Universal CityWalk Osaka™, a dining and shopping complex with 28 restaurants and 27 shops as well as three hotels and other visitor services. In addition, there is one other hotel in close proximity to our theme park, which was constructed primarily to service our visitors. Together with our theme park, these facilities constitute a travel destination for many visitors. We do not own or operate these facilities, with the exception of one Universal Studios Japan™ gift store located in Universal CityWalk Osaka™. Any deterioration in the quality or appeal of the services they provide, or negative publicity concerning them, may reduce the attractiveness of our theme park as a travel destination and adversely affect our attendance. In addition, we could incur liabilities to third parties due to the use by these facilities of our trade name.

The loss of key distribution channels for pass sales may reduce our revenues

Third party distribution channels such as travel agents, railway companies, convenience stores and partner hotels generate a significant portion of our revenues from pass sales. Accordingly, the loss of any key distribution channel could have a negative effect on our pass sales. See "Business—Tickets."

The loss of corporate marketing partners could adversely affect our business

We have agreements with over 20 corporations to act as marketing partners in our corporate marketing partnership program. This program generates revenues directly through program fees and indirectly by promoting our theme park and increasing attendance. Program fees accounted for 8.7% of our revenues in the fiscal year ended March 31, 2006. Our contracts with marketing partners are generally for five-year or ten-year terms. If any of our marketing partners terminates or declines to renew its contract, or renews its contract at a reduced fee level, and we are unable to secure new marketing partners, our revenues could be adversely affected.

Accidents, occurring at our theme park or another park, or problems with the quality of our merchandise or food and beverage products, could reduce attendance and negatively impact our operations

Some of our attractions feature moving vehicles, pyrotechnics, live animals and other potentially dangerous elements and, accordingly, there is a risk of an accident occurring. An accident or injury, or other safety issue at our theme park could adversely affect our reputation or attendance, require significant expenses to fix or replace the affected attraction or result in liability for damages to, or litigation with, customers or employees. Our insurance may not be adequate to cover all of these costs. Similarly, an accident or injury at another park could reduce our attendance by discouraging consumers from visiting amusement parks in general. In addition, if any of our merchandise has faulty or dangerous parts or any of our food or beverage products are sold after their expiration dates or contain impurities, visitors could suffer injuries and the public perception of the safety of our park or our brand image could deteriorate.

Our labor costs could increase and we may not be able to meet our fluctuating labor needs on satisfactory terms

Our labor needs fluctuate widely both seasonally and day-to-day based on the number of expected visitors. We rely on a large number of part-time and temporary employees, particularly students, and we may not be able to obtain the necessary number of part-time and temporary employees, especially during peak periods. As demand for labor in Japan continues to strengthen with the recovery of the economy, we may not be able to attract part-time and temporary employees with appropriate skills and on the same terms as we have in the past. Our labor costs could also increase if changes in employment or social welfare laws or competitive pressure require us to provide higher levels of benefits to part-time and temporary employees. In addition, failure to attract high quality part-time and temporary employees or adequately train our part-time and temporary employees may result in customer dissatisfaction or other problems for our operations.

Most of our non-executive employees belong to a labor union. While we believe that our labor relations are excellent, we could experience labor relations problems, such as strikes, in the future.

In addition, we outsource certain of our maintenance, cleaning, security, information systems and other operations to third parties. If the costs of these services increase, our results of operations could be adversely affected.

If we do not accurately predict visitor levels, we may generate lower operating profits than expected

We determine employment staffing levels and merchandise, food and beverage inventory levels for our stores and restaurants based on our independent estimates of the number of expected visitors. It is difficult to predict visitor levels and they are subject to the weather and economic and other factors, many of which are outside of our control. If visitor levels are below our estimates, we will have surplus staffing and inventory, which could increase our costs. Similarly, if visitor levels are above our estimates, we could be understaffed which could in turn increase the risk of accidents, lead to poor guest service or cause other problems. In either case, a failure to accurately predict visitor levels could adversely affect our operating profit, as well as our reputation and attendance.

We have a history of net losses and may not be able to achieve or sustain profitability or pay dividends

We have a history of net losses attributable in part to the high depreciation and amortization expenses and interest costs incurred in connection with the initial construction of our theme park, as well as other factors. We reported net losses of ¥5,204 million, ¥5,173 million and ¥4,634 million for the fiscal years ended March 31, 2004, 2005 and 2006. In addition, a note to our financial statements for the fiscal years ended March 31, 2004 and 2005 prepared in June 2004 and 2005 under the then applicable Commercial Code of Japan stated that there was substantial doubt as to our ability to continue to operate as a going concern. We addressed this issue through equity investments received during the fiscal year ended March 31, 2006 that allowed us to reduce our outstanding debt and interest costs and our financial statements for that year contained no such qualification. However, we expect that depreciation, amortization and interest expenses will remain significant, and we may not be able to achieve or sustain profitability in the future. Depreciation and amortization expenses could increase as a result of new capital investments and interest costs could increase if interest rates rise. Continued losses could adversely affect our financial position and limit our ability to invest in new attractions and otherwise finance our operations and pay dividends. As of March 31, 2006, we had an accumulated deficit of ¥36,325 million. On September 13, 2006, we conducted a capital reduction, reducing our capital by ¥26,825 million and our paid-in capital by ¥12,500 million, which eliminated our accumulated deficit. In the future, we will not be able to pay dividends on our common stock unless we have sufficient distributable surplus and meet certain other conditions in our syndicated loan agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financial Position—Long-term Debt."

New attractions and other offerings may not contribute as we expect to increase attendance

Our attendance in subsequent periods has yet to match the 11.0 million visitors we had in our first year. Our ability to maintain and increase attendance depends to a significant extent on attracting repeat visitors. In the fiscal year ended March 31, 2006, we believe approximately 74% of our domestic visitors were repeat visitors. New attractions are an important element in attracting repeat visitors, as well as new visitors. We also develop new attractions in order to try to meet changing consumer tastes and expectations. Developing new attractions requires significant spending and lead time, which may make it difficult for us to react quickly to changes in consumer tastes and expectations. For example, we expect to spend approximately ¥5.4 billion on a new family-oriented roller coaster scheduled to open in March 2007. We could also experience delays in opening new attractions, which could result in increased development costs and loss of expected revenue. In addition, any new attractions we introduce may not be as appealing as we anticipate and may not attract as many visitors as we expect.

We may also need to significantly increase our spending on developing new attractions in order to continue to increase attendance. We also need to make significant expenditures to purchase media advertising and otherwise market our attractions and other offerings in order to build customer awareness. We may not succeed in doing so or may be required to expend more than we anticipated.

Our high level of indebtedness requires that a significant part of our cash flow be used to pay principal and interest on this indebtedness

Although we reduced our total indebtedness during 2005 and 2006, we continue to have a high level of debt. As of September 30, 2006, our total indebtedness (short-term borrowings and long-term debt including current portion) was ¥72.4 billion. We expect annual cash interest payments for the current fiscal year on non-revolving debt outstanding at October 1, 2006 will be approximately ¥1.2 billion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financial Position."

At September 30, 2006, we had ¥13.0 billion of cash and cash equivalents. We also have ¥5.0 billion available for borrowings under our revolving credit facility.

Our high level of debt and other obligations could have important negative consequences to us and investors in our securities. These include:

- we may not be able to satisfy all of our obligations, including but not limited to our obligations under the instruments governing our outstanding debt;
- we will have to use a significant portion of our cash flow to make payments on our debt, which may reduce the capital available for operations and investments;
- we could have difficulties in obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, refinancings or other purposes; and
- adverse economic or industry conditions may have more of a negative impact on us.

Cash generated from our theme park operations may be lower than we expect and our expenses may be higher than we expect. Because a large portion of our expenses are fixed in any given year, our operating cash flow margins are highly dependent upon revenues, which are largely driven by attendance levels and in-park spending.

Our financial and operating activities are limited by restrictions contained in the terms of our financings

Our indebtedness is principally under a syndicated loan agreement with certain financial institutions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financial Position—Long-term Debt." The syndicated loan agreement imposes significant operating and financial restrictions on us. These restrictions may significantly limit or prohibit us from engaging in certain types of transactions, including the following:

- incurring additional indebtedness;
- entering into finance leases;
- creating liens on our assets;
- share repurchases;
- capital reductions;
- selling assets;
- engaging in mergers or acquisitions; and
- making investments and capital expenditures.

Further, under our syndicated loan agreement, we are required to comply with specified leverage and debt service coverage ratios.

Although we are currently in compliance with all of these financial covenants and restrictions, events beyond our control, such as weather and economic and industry conditions and other events discussed in this "Risk Factors" section, may affect our ability to continue complying with them. The need to comply with these financial covenants and restrictions could limit our ability to expand our business or prevent us from borrowing more money when necessary.

If we breach any of the covenants contained in our syndicated loan agreement, the principal of and accrued interest on the applicable debt would become due and payable. In addition, any such default could constitute a cross-default under the instruments governing our other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy our debt obligations, which would have a substantial material adverse effect on our ability to continue as a going concern. We may not be able to comply with these restrictions in the future and our compliance may cause us to forego opportunities that might otherwise be beneficial to us.

We are subject to interest rate risk and could incur additional interest expenses if interest rates in Japan increase

We had total indebtedness (short-term borrowings and long-term debt including current portion) of ¥72.4 billion as of September 30, 2006. The interest rate we pay on a significant portion of the indebtedness under our loan agreements is based on short-term interest rates for Japanese yen. We hedge a portion of our indebtedness but not the entire amount. Accordingly, if these rates increase, our interest expenses will increase. Our interest expenses could also increase in connection with our refinancing of this or other existing indebtedness or incurrence of new indebtedness if interest rates increase. Although interest rates in Japan in recent years have been very low, they could increase as a result of the recovery of the Japanese economy, the Japanese government's fiscal or monetary policies or other factors. For example, in March 2006, the Bank of Japan ended its quantitative monetary easing policy that it implemented in March 2001, and in July 2006 it raised the basic loan rate of its complementary lending facility from 0.1% to 0.4% and its target for the uncollateralized overnight call rate from 0% to 0.25%.

We are subject to foreign exchange risk and could incur additional expenses if the yen weakens against foreign currencies

Although all of our revenue is yen-denominated, some of our expenses, such as capital expenditures incurred in connection with developing new attractions and certain costs for existing attractions, licensing fees, merchandise and services, are denominated in foreign currencies, primarily U.S. dollars. A portion of this exposure is not hedged and, accordingly, if the yen were to weaken against the dollar or other currencies in which we have obligations, our expenses would increase.

We are subject to various regulations and, if we violate any of these regulations, our reputation or business could be adversely affected

Although there is currently no law specifically governing the operation of theme parks in Japan, we are subject to various laws and regulations, including the following:

- safety laws that set forth minimum safety standards of pyrotechnics storage and regulate procedural aspects concerning the usage of pyrotechnics and other hazardous materials used in our attractions;
- safety laws in connection with the prevention of fires and other accidents, which set forth installation criteria concerning firefighting equipment, boiler facilities, oiling facilities, high pressure gas facilities, electronic facilities and other equipment and facilities in our theme park;
- safety laws that set forth minimum safety standards and examination procedures concerning our theme park facilities such as rides, boats and performance stages;
- environmental protection laws that regulate the amount of noise and smoke emissions, waste disposal procedures and other environmental matters at our theme park;
- public health protection laws that set forth minimum sanitation standards in relation to performance stages, movie theaters and water, sewerage and other facilities in our theme park;

- food safety laws that regulate, in connection with the protection of public health, our food and beverage products, the examination procedures on our food and beverage products, standards for food containers, food labeling, food advertising and other sanitation matters at our theme park;
- personal information protection laws that regulate our use and control of personal information, including in connection with our annual pass holders and fan club members; and
- animal protection laws concerning live animals used in our attractions.

Some of these laws and regulations subject us to approval or other government licensing requirements. If we violate any of these laws or regulations, we could be subject to civil or criminal penalties, we could incur significant remediation costs, and our reputation or business could be adversely affected. For example, in 2003, we were sanctioned for using pyrotechnic materials in one of our attractions in a manner that did not conform to our permit to use those materials. We believe this incident had a negative effect on our reputation and any future safety issues could adversely impact our operations. In addition, we could incur additional costs of compliance due to changes in these laws or if Japan enacts a comprehensive law governing the operation of theme parks.

We may not be able to obtain adequate insurance for our business

We maintain insurance of the type and in amounts that we believe are commercially reasonable and that are available to businesses in our industry. However, our insurance may not be adequate to cover losses or liability for accidents occurring at our theme park, claims for environmental damage to the land on which our theme park is located, or other liabilities. We renew our insurance policies annually. We cannot predict the level of the premiums that we may be required to pay for subsequent insurance coverage, the level of any self-insurance retention applicable thereto, the level of aggregate coverage available or the availability of coverage for specific risks, such as earthquakes and terrorism.

If our new information systems fail to operate appropriately, our business could be harmed and we could incur unexpected costs

We are in the process of changing some of our hardware and software information systems, including our ticketing, merchandise, food and beverage purchasing and retail store point of sales systems. There are risks associated with the migration of data and processing operations from the existing system to our new systems, which will occur overnight on a day in the fall of 2007 as support for our current systems will expire then. These include the risks that our new information systems and processes fail to operate appropriately or interfere with our ability to maintain internal controls and prepare our books and records and financial statements in a timely and accurate manner.

If we or any of our third party vendors are unable to protect our customers' personal information, we could be exposed to data loss, litigation and liability, and our reputation could be significantly harmed

In connection with sales of annual passes and memberships in our fan club, we keep and manage personal information obtained from our customers. In addition, we use a third party vendor for the data entry of the information on our annual pass applications and the maintenance of address lists used for the mailing of our fan club magazine. Third parties may also have the technology or know-how to breach the security of information systems, and our security measures or those of our third party vendor may not effectively prohibit others from obtaining improper access to customer information. If an employee or a third party is able to circumvent our security measures or those of our third party vendor, he or she could destroy or steal valuable information or disrupt our operations. The standards that apply to the protection of personal information in Japan became more stringent under the recently enacted Law Concerning Protection of Personal Information. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

We do not own the land on which our theme park is located, and we may not be able to continue to lease the land on favorable terms or at all

We do not own the land on which our theme park is located. We lease 33.6 hectares from six companies and 1.7 hectares from the City of Osaka. In addition, we use 18.7 hectares pursuant to a license from the City of Osaka issued under the Land Readjustment Law of Japan. We paid an aggregate of ¥2,325 million in rent in the fiscal year ended March 31, 2006 for the land on which our theme park is located, which accounted for 4.1% of our cost of revenues for that year. Changes to the terms of the leases or the license could impair our operations, and increases in the rents or license fees could have an adverse effect on our results of operations.

The terms of our leases with the six companies extend until either 2021 or 2048. For the fiscal year ended March 31, 2006, we negotiated with these companies to pay rent levels lower than those called for under the terms of the leases, although higher than those paid for the previous fiscal year. In addition, in August 2006, we reached agreement with most of these companies to pay relatively low, fixed rent levels for the next five years. However, if our rent increases in the future it could have a material adverse effect on our results of operations.

The term of our lease with the City of Osaka extends until March 31, 2049. The rent under this lease is determined each year by agreement between us and the City of Osaka based on annually published official land prices. In previous years, we have paid a relatively low level of rent in part because the City of Osaka was our largest shareholder before August 2005 and invited Universal Studios to develop our theme park. However, we may have to pay higher rent in the future which could adversely affect our results of operations.

We use approximately one-third of the land on which our theme park is located pursuant to a license from the City of Osaka issued under the Land Readjustment Law. Upon the termination of the current term of the license at the end of March 2007, we need to execute a new lease agreement with the City of Osaka to permit continued use of this land. Although we believe the City of Osaka will be willing to provide us with long-term usage of this land, we have not reached an agreement with them yet. We use most of this land for our visitor parking lot but we use a portion for attractions and other facilities. If we fail to execute a new lease agreement, we could be required to relocate these facilities. We could incur significant costs to do so. In addition, we may not be able to find additional land for them and, accordingly, our operations could suffer. In addition, rent increases under the new lease agreement could have a material adverse effect on our results of operations.

The land on which our theme park is located is part of a land readjustment project undertaken by the City of Osaka. In such a project, at a specified point in time, the City of Osaka allocates the benefits generated by the project, based on the value of the appreciation of the land subject to the project, among the owners and tenants of the land. Certain owners and tenants must pay a one-time settlement fee as compensation to owners of land that was reduced in size or value as part of the project and which were therefore unable to receive the benefit of the project. The City of Osaka will make this allocation at the end of March 2007. The City of Osaka has determined that our portion of the settlement fee is approximately ¥623 million, which is to be paid around July 2007. We do not expect this payment to have any material adverse impact on our results of operations for the current fiscal year or next fiscal year. We will record the amount of the payment as an asset on our balance sheet under leasehold rights. We expect to write off this asset at the time of the termination of the relevant leases, which expire in 2021 and 2048.

We could experience significant operational difficulties and incur significant expenses if the land on which our theme park is located becomes unstable or is found to be contaminated

Our theme park is located near Osaka's waterfront, near the Port of Osaka. If the land on which our theme park is located were to sink, rise or otherwise become unstable, we could experience operational difficulties or incur significant remediation costs. In addition, a portion of the land on which our theme park is located was used until 1989 for the disposal and storage of industrial waste. If this land were to be found to be contaminated, we could incur significant environmental clean-up costs and other environmental damage claims.

Risks Related to the Shares

A liquid trading market for our shares may not develop or be sustained, and the price of our shares may fluctuate widely

Prior to the global offering, there has been no trading market for our shares. In connection with the offering, our shares have been approved for listing and trading on the Mothers market of the Tokyo Stock Exchange but a liquid trading market for the shares may not develop or be sustained after the offering. Because the shares are not being listed in any other jurisdiction, there will be no public market outside Japan.

The offer price for the shares will be determined by agreement among us, the selling shareholders and the joint global coordinators and may bear no relationship to the price at which the shares will trade after the completion of the offering. The market price of our shares may not remain at or above the initial offering price and could fluctuate widely based on factors such as the seasonal nature of our business, changes in our financial results or those of other companies in our industry, changes in analysts' estimates of our financial performance, general conditions in the leisure and entertainment industry and conditions in the financial markets.

The price of our common stock may decline due to possible future sales of shares

Sales of a substantial amount of our common stock or securities convertible into our common stock in the public market after the offering, or the perception that substantial sales may occur, may adversely affect the prevailing market price of our common stock. This may also impair our ability to raise additional capital through the sale of additional equity securities.

Immediately after the completion of the offering, our shareholders prior to the offering will continue to hold an aggregate of 73.04% of our outstanding common stock, or 70.71% if the over-allotment option in the Japanese offering is exercised in full. In the future, these shareholders may decide to sell their shares on the Tokyo Stock Exchange or otherwise in Japan or abroad. In addition, our board of directors generally will be able to issue and sell additional shares or securities convertible into shares of our common stock without a shareholder vote. In connection with the offering, we and certain of our shareholders have agreed to restrictions on sales and other dispositions of shares until 180 days after the closing date. In addition, pursuant to regulations of the Tokyo Stock Exchange, Crane Holdings Ltd., which has also agreed to the foregoing restrictions, and DBJ Value Up Fund, an affiliate of Development Bank of Japan, have agreed to restrictions on sales and other dispositions of shares until six months after the closing date. The aggregate amount of shares subject to these restrictions and agreements is 61.24% of our outstanding common stock immediately after the offering (assuming full exercise of the over-allotment option). See "Offer and Resale."

Crane Holdings Ltd. and certain of our other existing shareholders will retain a significant level of ownership of our common stock, and their interests may conflict with investors

Upon the completion of the global offering, Crane Holdings Ltd., an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc., DBJ Value Up Fund and the City of Osaka will continue to hold 41.52%, 10.38% and 9.34%, respectively, of our outstanding common stock. Accordingly, they will have the ability to influence important decisions regarding our operations, including the election of directors, the sale of material assets or businesses, mergers, amendments to our articles of incorporation, future issuances of stock and other securities and the declaration of dividends. The interests of these shareholders with respect to our operations and other matters may differ from the interests of our other shareholders.

Upon completion of the global offering, we also expect to maintain other direct and indirect relationships involving certain of our principal shareholders and their respective affiliates. From time to time we may also enter into transactions with affiliates of our principal shareholders. The interests of our principal shareholders with respect to these relationships and transactions may conflict with the interests of our other shareholders. See "Certain Related-Party Transactions."

In addition, some of our principal shareholders and their affiliates may make or hold investments in companies or operate businesses that compete directly or indirectly with us and these shareholders are not required to make complementary business opportunities available to us.

The interests of certain of the international managers, as affiliates of certain of our lenders, may conflict with the interests of investors

We intend to use a portion of the net proceeds from the sale of newly issued shares in the global offering to repay a portion of our long-term debt, including any prepayment penalties, under two of our syndicated loan facilities, which we refer to collectively as Facility C. As of December 31, 2006, the amounts of long-term debt under Facility C we owe to Goldman Sachs Japan Co., Ltd. and Nomura Capital Investment Co., Ltd. are ¥3,400 million and ¥600 million, respectively. In addition, as of that date, we owe an additional ¥2,000 million to Nomura Capital Investment Co., Ltd. under another of our syndicated loan facilities which, together with another facility, we refer to collectively as Facility A. These lenders are affiliates of certain of the international managers, and the interests of those international managers, as affiliates of these lenders, may conflict with those of investors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financial Condition—Long-term Debt—Syndicated Loan Agreement."

You could incur dilution due to our director and employee stock option plans

We introduced director and employee stock option plans in June and July 2006. Under the terms of these plans, we can grant to our directors and employees options to purchase up to an aggregate of 102,000 shares of our common stock at an exercise price of ¥22,500 per share. As of January 31, 2007, options to purchase an aggregate of 84,705 shares of our common stock, subject to anti-dilution protection, were issued and outstanding. With respect to 45,026 of these options, one-third vested on December 31, 2006 and in principle one-sixth will vest upon the closing of the global offering, one-sixth will vest on December 31, 2007 and the remaining one-third will vest on December 31, 2008. The remaining 39,679 options, as well as any options we grant under these plans in the future, generally will vest in equal installments over a period of three years from the date of grant. The options are exercisable for a period of ten years from the date of grant. Holders of shares of our common stock will incur dilution in the net tangible book value of our common stock upon any exercise of these options.

Due to daily price range limitations under the Tokyo Stock Exchange rules, you may not be able to sell your shares of our common stock at a particular price on any particular trading day, or at all

Stock prices on the Tokyo Stock Exchange are determined on a real-time basis by the equilibrium between bids and offers. The Tokyo Stock Exchange is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the Tokyo Stock Exchange sets daily upward and downward price fluctuation limits for each stock, based on the previous day's closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at that price on a particular trading day or at all.

Rights of shareholders under Japanese law may be more limited and more difficult to assert than rights of shareholders under the laws of other jurisdictions

Our articles of incorporation, share handling regulations and regulations of the board of directors, as well as the Company Law of Japan, govern our corporate affairs. Legal principles relating to such matters as the validity of corporate procedures, directors' and officers' fiduciary duties and liabilities, and shareholders' rights under Japanese law may be different from those that apply to companies incorporated in other jurisdictions. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in other jurisdictions. In addition, Japanese courts may not be willing to enforce judgments of non-Japanese courts against us which are based on non-Japanese securities laws, including U.S. federal and state securities laws.

USE OF PROCEEDS

We expect to receive net proceeds of approximately ¥10,325 million from the sale of newly issued shares in the global offering. We intend to use approximately ¥2,574 million of the net proceeds for capital expenditures for attractions and the remainder to repay a portion of our long-term debt, including any prepayment penalties, under two of our syndicated loan facilities, which we refer to collectively as Facility C. As of December 31, 2006, the amounts of long-term debt under Facility C we owe to Goldman Sachs Japan Co., Ltd., an affiliate of Goldman Sachs International, and Nomura Capital Investment Co., Ltd., an affiliate of Nomura International plc, are ¥3,400 million and ¥600 million, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financial Condition—Long-term Debt—Syndicated Loan Agreement." We will not receive any proceeds from the sale of shares by the selling shareholders.

Dividend Policy

The declaration, payment and amount of any annual dividends require a resolution of our general meeting of shareholders and of any interim dividends require a resolution of our board of directors, both of which are subject to statutory restrictions. If a resolution is made, dividend payments are made to shareholders or pledgees of record as of the record dates for the payments. September 30 is the record date for interim dividends, while March 31 is the record date for annual dividends.

As of March 31, 2006, we had an accumulated deficit of ¥36,325 million. On September 13, 2006, we conducted a capital reduction, reducing our capital by ¥26,825 million and our paid-in capital by ¥12,500 million, which eliminated our accumulated deficit. We will not be able to pay dividends on our common stock unless we have sufficient distributable surplus and meet certain conditions in our syndicated loan agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financial Position—Long-term Debt."

We will determine our dividend policy based on our operating results and future business developments, giving due consideration to balancing our needs for capital expenditures for new attractions and strengthening our financial condition in order to increase long-term shareholder value with returning profits to shareholders in a stable manner. Our future dividend policy and the amounts of any future dividends will also depend on such other factors as may be relevant at the time, including contractual, statutory and other restrictions with respect to the payment of dividends. See "Description of Common Stock—Dividends" for details of the amount available for dividends.

Authorized and Issued Share Capital

We have an authorized share capital of 2,815,000 shares of common stock and 185,000 shares of class A preferred stock, of which 1,911,112 shares of common stock are outstanding. We do not hold any treasury stock.

The following table shows the changes in our issued shares of common stock since our incorporation:

Date	Type of issue	Number of shares issued	Total number of shares of common stock in issue
December 27, 1994	Initial capital contribution	20,000	20,000
March 28, 1996	Third-party allotment of common stock	60,000	80,000
March 27, 1997	Third-party allotment of common stock	60,000	140,000
July 31, 1997	Third-party allotment of common stock	60,000	200,000
December 11, 1997	Third-party allotment of common stock	110,000	310,000
July 31, 1998	Third-party allotment of common stock	170,000	480,000
July 24, 1999	Third-party allotment of common stock	120,000	600,000
July 27, 2000	Third-party allotment of common stock	200,000	800,000
March 31, 2006	2-for-1 conversion of class A preferred stock into common stock	741,112	1,541,112
November 15, 2006	2-for-1 conversion of class A preferred stock into common stock	370,000	1,911,112

On August 24, 2005, we issued 555,556 shares of class A preferred stock. On March 31, 2006, 370,556 of these shares were converted into 741,112 shares of common stock. We acquired the remaining 185,000 shares of class A preferred stock in exchange for 370,000 shares of common stock on November 15, 2006. On December 14, 2006, we cancelled all 185,000 shares of class A preferred stock. Accordingly, only 1,911,112 shares of common stock are currently outstanding.

We also have stock option plans pursuant to which we may issue stock acquisition rights to our directors and employees to purchase an aggregate of up to 102,000 shares of our common stock, subject to anti-dilution protection. As of January 31, 2007, stock acquisition rights to purchase an aggregate of 84,705 shares of our common stock, subject to anti-dilution protection, were issued and outstanding under these plans. See "Management—Stock Options."

Listing of the Shares on the Mothers Market

The Tokyo Stock Exchange is the largest stock exchange in Japan. It had been divided into the First Section and the Second Section until it launched a new section called the Market of the high-growth and emerging stocks, or Mothers, in 1999. The purpose of the Mothers market is to allow emerging companies to raise funds using the Tokyo Stock Exchanges market facilities.

The Mothers market differs from the First Section and the Second Section of the Tokyo Stock Exchange primarily in the following ways:

- A history of financial results and a minimum number of years since incorporation are not required as listing criteria. Companies having adequate operational plans are acceptable.
- The total time period necessary for listing is shortened. Examination of listings emphasizes disclosure of corporate information and risk factors.
- Quarterly financial reports and meetings with analysts and investors are required in addition to regular timely disclosures to promote transparency in the market.
- Greater emphasis is placed on investors' independent judgment and investors are given opportunities to invest in companies from an earlier stage.

Our shares have been approved for listing and trading on the Mothers market of the Tokyo Stock Exchange. We expect that the listing will become effective and that trading will commence on or about March 16, 2007.

EXCHANGE RATES

We maintain our accounts in yen. The following table sets forth the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00.

	High	Low	Average(1)	Period end
		(yen per dollar)		
Fiscal year ended/ending March 31,				
2002	¥134.57	¥116.27	¥125.51	¥132.60
2003	133.46	115.71	121.08	118.07
2004	120.55	104.18	112.75	104.18
2005	114.30	102.26	107.28	107.22
2006	120.93	104.41	113.67	117.48
2007 (through March 2, 2007)	121.81	110.07	116.49	116.82
Calendar year 2006				
April	118.66	113.79	117.07	113.79
May	113.46	110.07	111.73	112.26
June	116.42	111.66	114.63	114.51
July	117.44	113.97	115.77	114.44
August	117.35	114.21	115.92	117.35
September	118.02	116.04	117.21	117.99
October	119.81	116.82	118.61	116.82
November	118.40	115.55	117.32	115.55
December	119.02	114.98	117.32	119.02
Calendar year 2007				
January	121.81	118.49	120.45	121.02
February	121.77	118.33	120.50	118.33
March (through March 2)	117.53	116.82	117.18	116.82

Note:

(1) Fiscal year averages are based on month-end rates and monthly averages are based on daily rates.

The exchange rates are reference rates and are not the rates used to convert yen to U.S. dollars in the financial statements contained in this offering circular.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006 and as adjusted to give effect to the following:

- the offering of 230,000 newly issued shares in the global offering;
- our intended repayment of ¥10.0 billion of our long-term debt with a portion of the proceeds of the offering together with cash on hand; and
- the acquisition of 185,000 shares of class A preferred stock in exchange for 370,000 shares of common stock on November 15, 2006 and the cancellation of all 185,000 shares of class A preferred stock on December 14, 2006.

The information in this table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included in this offering circular.

	As of September 30, 2006		As adjusted	
	(millions of yen and thousands of dollars)			
Long-term debt (less current portion)	¥70,650	$ 599,237	¥60,650	$514,419
Net assets:				
Capital stock	25,675	217,770	30,915	262,214
Common stock—2,815,000 shares authorized, 1,541,112 shares outstanding (2,141,112 shares as adjusted)				
Class A preferred stock—185,000 shares authorized, 185,000 shares outstanding (no shares as adjusted)				
Additional paid-in capital	—	—	5,241	44,453
Other capital surplus	3,000	25,445	3,000	25,445
Retained earnings(1)	1,399	11,866	1,399	11,866
Total net assets(2)	30,074	255,081	40,555	343,978
Total capitalization(3)	¥100,724	$ 854,318	¥ 101,205	$858,397

Notes:

(1) Does not reflect our results of operations for any period subsequent to September 30, 2006.

(2) In December 2005, the Accounting Standards Board of Japan published a new accounting standard for the presentation of net assets effective for fiscal years ending on or after May 1, 2006. Under this new standard, shareholders' equity is renamed as net assets, and certain items that were previously not presented as a component of shareholders' equity are now presented as a component of net assets.

(3) Except as disclosed above, there has been no material change in our capitalization since September 30, 2006.

SELECTED FINANCIAL DATA AND OTHER INFORMATION

The following table sets forth selected financial data and other information. The selected statements of operations data for the fiscal years ended March 31, 2004, 2005 and 2006 and the selected balance sheet data as of March 31, 2005 and 2006 are derived from our audited financial statements included elsewhere in this offering circular. The selected statements of operations data for the fiscal years ended March 31, 2002 and 2003 and the selected balance sheet data as of March 31, 2002, 2003 and 2004 are derived from our unaudited financial statements not included in this offering circular. The Other data information and EBITDA calculations below were not subject to audit, review or other procedures by our independent auditors.

The selected statements of operations data and balance sheet data as of and for the six months ended September 30, 2005 and 2006 are derived from our unaudited interim financial statements included elsewhere in this offering circular. Our results of operations for the six months ended September 30, 2006 are not necessarily indicative of our operating results to be expected for the fiscal year ending March 31, 2007 or for any other period.

The information below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this offering circular.

	As of or for the fiscal year ended March 31,						As of or for the six months ended September 30,		
	2002	2003	2004	2005	2006	2006	2005	2006	2006
	(millions of yen and thousands of dollars, except per share data, attendance, per visitor data and percentages)								
Statements of operations data:									
Revenues:									
Operating sales	¥ 54,493	¥ 34,519	¥ 33,303	¥ 33,763	¥ 33,187	$ *281,485*	¥ 16,851	¥ 17,909	$ *151,900*
Merchandise sales	36,967	22,536	19,384	18,940	18,168	*154,097*	9,033	9,099	*77,176*
Food and beverage sales	20,909	12,918	12,676	11,345	10,759	*91,255*	5,693	5,549	*47,065*
Other	5,790	5,876	5,887	6,012	6,153	*52,188*	3,078	2,740	*23,240*
Total revenues	118,159	75,849	71,250	70,060	68,267	*579,025*	34,655	35,297	*299,381*
Cost of revenues	83,706	69,064	62,238	59,726	56,303	*477,549*	28,022	27,355	*232,019*
Selling, general and administrative expenses	14,316	12,550	10,763	10,260	10,470	*88,804*	5,317	4,641	*39,364*
Operating income (loss)	20,137	(5,765)	(1,751)	74	1,494	*12,672*	1,316	3,301	*27,998*
Net other expenses	(21,330)	(3,545)	(3,447)	(5,241)	(6,122)	*(51,926)*	(5,117)	(1,899)	*(16,107)*
Income taxes	(6)	(6)	(6)	(6)	(6)	*(50)*	(3)	(3)	*(25)*
Net income (loss)	¥ (1,199)	¥ (9,316)	¥ (5,204)	¥ (5,173)	¥ (4,634)	$ *(39,304)*	¥ (3,804)	¥ 1,399	$ *11,866*
Balance sheet data:									
Current assets	¥ 56,519	¥ 30,958	¥ 27,264	¥ 25,955	¥ 31,910	$ *270,653*	¥ 23,261	¥ 17,451	$ *148,015*
Net property and equipment	146,153	141,852	135,378	120,791	107,881	*915,021*	113,712	102,972	*873,384*
Total assets	211,461	181,767	169,560	152,055	142,834	*1,211,484*	140,217	123,167	*1,044,673*
Current liabilities	50,780	46,643	49,780	47,668	31,418	*266,480*	21,978	19,695	*167,048*
Long-term liabilities	132,680	116,439	106,299	96,078	82,741	*701,789*	88,734	73,398	*622,544*
Total liabilities	183,460	163,082	156,079	143,746	114,159	*968,269*	110,712	93,093	*789,592*
Capital stock	40,000	40,000	40,000	40,000	52,500	*445,293*	52,500	25,675	*217,770*
Total shareholders' equity (net assets)(1)	28,001	18,685	13,481	8,309	28,675	*243,215*	29,505	30,074	*255,081*

	As of or for the fiscal year ended March 31,						As of or for the six months ended September 30,		
	2002	2003	2004	2005	2006	2006	2005	2006	2006
	(millions of yen and thousands of dollars, except per share data, attendance, per visitor data and percentages)								
Per share data:									
Common shareholders' equity (net assets)[1]	¥35,001.64	¥ 23,357.20	¥16,852.06	¥10,385.90	¥13,204.48	*$112.00*	¥ 5,630.90	¥14,112.26	*$119.70*
Basic net income (loss)	¥ (1,499.23)	¥(11,644.44)	¥ (6,505.14)	¥ (6,466.16)	¥ (3,159.66)	*$ (26.80)*	¥(3,712.49)	¥ 732.03	*$ 6.21*
Other data:									
Ratio of shareholders' equity (net assets) to assets[1]	13.2%	10.3%	8.0%	5.5%	20.1%		21.0%	24.4%	
Attendance in thousands[2]	11,029	7,637[3]	9,889[3]	8,100	8,314		3,965	3,963	
Revenue per visitor[4]	¥10,188	¥9,163	¥ 6,610	¥ 7,907	¥ 7,471	*$ 63.37*	¥7,965	¥ 8,215	*$ 69.68*
Operating sales revenue per visitor[5]	¥ 4,941	¥4,520	¥ 3,368	¥ 4,168	¥ 3,992	*$ 33.86*	¥4,250	¥ 4,519	*$ 38.33*
Merchandise, food and beverage sales revenue per visitor[6]	¥ 5,247	¥4,643	¥ 3,242	¥ 3,739	¥ 3,479	*$ 29.51*	¥3,715	¥ 3,696	*$ 31.35*
EBITDA[7]	¥34,785	¥9,414	¥13,700	¥16,312	¥17,146	*$145,428*	¥9,185	¥10,437	*$88,524*

Notes:

(1) In December 2005, the Accounting Standards Board of Japan published a new accounting standard for the presentation of net assets effective for fiscal years ending on or after May 1, 2006. Under this new standard, shareholders' equity is renamed as net assets, and certain items that were previously not presented as a component of shareholders' equity are now presented as a component of net assets.

(2) Includes unpaid admissions. Annual pass holders and multiple-day regular pass holders count as a visitor for every day they visit our theme park.

(3) Includes 296 thousand Hollywood Friends Pass visitors in the fiscal year ended March 31, 2003 and 3,304 thousand Hollywood Friends Pass visitors in the fiscal year ended March 31, 2004. Hollywood Friends Passes were highly discounted passes that allowed for unlimited re-entry from March 15, 2003 to December 15, 2003, except for certain blackout dates.

(4) Revenue per visitor is the sum of operating sales revenue, merchandise sales revenue and food and beverage sales revenue divided by the number of visitors.

(5) Operating sales revenue per visitor is operating sales revenue divided by the number of visitors.

(6) Merchandise, food and beverage sales revenue per visitor is the sum of merchandise sales revenue and food and beverage sales revenue divided by the number of visitors.

(7) EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization, and before certain other income and expenses, such as expenses associated with restructurings and refinancings. As indicated in the table below, other expenses eliminated to arrive at EBITDA included, for example, ¥3,486 million in the fiscal year ended March 31, 2006 for refinancing costs and loss on a related interest-rate swap, ¥1,909 million in the fiscal year ended March 31, 2005 for certain restructuring costs, and ¥17,438 million in the fiscal year ended March 31, 2002 for amortization of business commencement expense. EBITDA is frequently used by securities analysts and is presented here to provide additional information about our operations. EBITDA is not a measurement presented in accordance with Japanese GAAP. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with Japanese GAAP or as measure of a company's profitability or liquidity. The following table presents a reconciliation of EBITDA to net income (loss):

	Fiscal year ended March 31,						Six months ended September 30,		
	2002	2003	2004	2005	2006	2006	2005	2006	2006
	(millions of yen and thousands of dollars)								
EBITDA	¥ 34,785	¥ 9,414	¥ 13,700	¥ 16,312	¥ 17,146	*$ 145,428*	¥ 9,185	¥10,437	*$ 88,524*
Depreciation and amortization	(14,648)	(15,179)	(15,451)	(16,238)	(15,652)	*(132,756)*	(7,869)	(7,136)	*(60,526)*
Operating income (loss)	20,137	(5,765)	(1,751)	74	1,494	*12,672*	1,316	3,301	*27,998*
Interest expense, net	(3,892)	(3,645)	(3,518)	(3,332)	(2,636)	*(22,358)*	(1,261)	(1,274)	*(10,806)*
Other income (expenses) other than interest expense, net	(17,438)	100	71	(1,909)	(3,486)	*(29,568)*	(3,856)	(625)	*(5,301)*
Income taxes	(6)	(6)	(6)	(6)	(6)	*(50)*	(3)	(3)	*(25)*
Net income (loss)	¥ (1,199)	¥ (9,316)	¥ (5,204)	¥ (5,173)	¥ (4,634)	*$ (39,304)*	¥(3,804)	¥ 1,399	*$ 11,866*

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and related notes included in this offering circular. Our financial statements are prepared in accordance with Japanese GAAP, which differs in certain significant respects from accounting principles generally accepted in other jurisdictions. The presentation in this section contains forward-looking statements that involve risks, uncertainties and assumptions, and are subject to the qualifications set forth under "Forward-Looking Statements" above. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including but not limited to those set forth under "Risk Factors" and elsewhere in this offering circular.

Introduction

We own and operate the second largest theme park destination in Asia measured in terms of number of visitors. We have no subsidiaries and manage our business and measure our results of operations based on a single business segment.

We opened our theme park to the public on March 31, 2001. We had approximately 8.3 million visitors during the fiscal year ended March 31, 2006 and approximately 4.0 million visitors during the six months ended September 30, 2006. After recording net losses in each year since the commencement of our operations, we achieved net income of ¥1,399 million in the six months ended September 30, 2006. We also had EBITDA of ¥13,700 million, ¥16,312 million and ¥17,146 million in the fiscal years ended March 31, 2004, 2005 and 2006, respectively.

Factors Affecting Results of Operations

Revenues

Our revenues consist of operating sales (48.6% of revenues in the fiscal year ended March 31, 2006), merchandise sales (26.6%), food and beverage sales (15.8%) and other (9.0%).

The principal component of operating sales is revenues from theme park passes, which accounted for 86.9% of our operating sales in the fiscal year ended March 31, 2006. Other components of operating sales include:

- sales of Express Pass Booklets, which enable visitors to enter certain attractions without waiting in line and to secure priority seating in selected shows;
- parking revenues generated from the parking facilities we operate adjacent to our theme park; and
- ticket sales for special seasonal shows we feature two or three times a year, such as our recent Monster Live Special Show, as well as group events.

Merchandise and food and beverage sales are generated primarily through sales of these items to visitors at stores, restaurants and other facilities we operate within our theme park and in the Universal Studios Japan™ gift store in Universal CityWalk Osaka™ and in stores in select partner hotels. Substantially all of our other revenue is fees paid to us by our corporate marketing partners and partner hotels, with the balance consisting of revenue from the rental of a television studio on our premises.

We use various operating metrics to measure the success of our operations, including particularly theme park attendance, or the number of visitors who come to our park, revenue per visitor, which we measure as operating sales revenue per visitor, merchandise sales revenue per visitor and food and beverage sales revenue per visitor, and EBITDA.

Theme Park Attendance

Our operations are significantly dependent upon theme park attendance. We measure attendance based on the number of visitors to our theme park, including unpaid admissions.

Substantially all of our visitors purchase admission; in the fiscal year ended March 31, 2006, we had approximately 102,000 unpaid admissions. We also count annual pass holders and multiple-day regular pass holders as a visitor for every day they visit our theme park. The number of visitors to our theme park affects revenue from each of operating sales, merchandise sales and food and beverage sales, the three largest components of our revenues.

The most important factors affecting theme park attendance are macroeconomic, content, sales and marketing, competitive and seasonal factors:

Macroeconomy: Because consumer spending on travel and other leisure activities is discretionary, consumer sentiment is an important factor affecting the number of visitors to our theme park. Consumer sentiment is affected by various macroeconomic factors, including general economic conditions, prices for consumer products and personal income levels. In recent periods, economic conditions have generally been improving in Japan as the economy recovers from an extended recessionary period. For example, Japan's real gross domestic product increased by 2.3%, 1.7% and 3.3% in the fiscal years ended March 31, 2004, 2005 and 2006, and Japan's core nationwide consumer price index increased 0.1% in the fiscal year ended March 31, 2006, after declining 0.2% in each of the fiscal years ended March 31, 2004 and 2005.

Foreign visitors, particularly from countries in Asia, accounted for approximately 9.0% of our visitors in the fiscal year ended March 31, 2006. The number of foreign visitors coming to our theme park from other countries in Asia is affected by economic conditions in those countries, foreign exchange rates between the Japanese yen and the currencies of such countries, the latter of which affect the relative prices for our international guests, and the political climate between those countries and Japan. Foreign currency exchange rates of most major Asian currencies, including those of Hong Kong, South Korea and Taiwan, the origin of the majority of our foreign visitors, correlate most closely with the U.S. dollar. The Japanese yen to U.S. dollar spot exchange rate, according to the Bank of Japan, was ¥103.95 as of March 31, 2004, ¥106.97 as of March 31, 2005 and ¥117.47 as of March 31, 2006.

Content: The perceived quality and value of our theme park and the quality of services we provide to our guests are also factors that affect our attendance. We seek to provide world-class attractions and events that resonate with our core target audience, provide an emotional connection for our guests and are highly marketable. New attractions and seasonal events are particularly important in attracting repeat visitors and selling annual passes. We also seek to deliver superior guest services.

Sales and Marketing: Our attendance is also affected by the level and effectiveness of our sales and marketing efforts. We build consumer awareness of our theme park through a variety of advertising and publicity, including through television, internet, radio and print media, promotions with our corporate marketing partners and through travel agencies, hotels and transportation companies, and word-of-mouth. The effectiveness of our sales and ticket pricing strategy in providing customers with attractive ticket options also affects attendance and the mix of annual pass and regular visitors. We believe it is important to have a significant number of annual pass visitors in order to maintain a stable level of revenue and attendance. In addition, our annual pass program allows us to effectively market and build awareness of our theme park in the Kansai area through word-of-mouth. In recent periods, the number of annual pass visitors has been a significant percentage of the total number of visitors, and comprised approximately 31% of total visitors in the fiscal year ended March 31, 2006.

Competition: Our attendance is also affected by competition from other theme, water and amusement parks and from other types of recreational facilities and forms of entertainment. Factors affecting competition include location, price, scale, ease of access, awareness and strength of the brand reputation, the uniqueness and perceived quality of the park, the attractiveness of themed environments, attractions, entertainment and street characters and other themed elements, the atmosphere and cleanliness of the park and the quality of its food, entertainment, guest services, supporting infrastructure and adjacent facilities, including hotels. In the Kansai area, our primary market, there are no theme parks with a scale as large as ours, but there are numerous theme, water and amusement parks and other sightseeing destinations such as the historical cities of Kyoto and Nara. With respect to visitors from Tokyo and other parts of eastern Japan, we compete with Tokyo Disney Resort™. We also compete with annual and seasonal events held in Japan and elsewhere in Asia, such as the World Expo held in Aichi, Japan from March through September 2005 that drew over

22 million visitors and, we believe, adversely impacted our attendance during the fiscal year ended March 31, 2006. Due to competition for discretionary entertainment spending, theme park pass pricing and the introduction of new attractions are factors that significantly impact theme park attendance.

Seasonality. Theme park attendance follows a seasonal pattern which coincides closely with holiday and school schedules. In addition, attendance is generally higher on weekends than weekdays. Peak holiday times in Japan include the school spring break in late March and early April, the Golden Week holiday in late April and early May, the school summer holiday in late July and August and the Christmas, year-end and New Year holiday period. Attendance is generally highest in the months of March, August and December. In the fiscal year ended March 31, 2006, attendance in August was the highest, with 11.7% of our annual attendance, and quarterly attendance was highest in the three months ended December 31, 2005, with 29.7% of our annual attendance, and lowest in the three months ended June 30, 2005, with 22.0% of our annual attendance. Weather conditions are a significant factor affecting attendance, particularly if bad weather, such as rain and extreme temperatures, occurs during peak holiday times and on weekends. For additional information on seasonality, see "Business—Seasonality."

Revenue per Visitor

We analyze our operating sales revenue and our revenue from merchandise sales and food and beverage sales based on revenue per visitor.

The most important factors affecting operating sales revenue per visitor are pass prices, the mix of regular and annual pass visitors, revenues from our parking facilities and sales of our Express Pass Booklets. From our commencement of operations and through the fiscal year ended March 31, 2006, we did not change our published pass prices except for a decrease in the price of our annual passes in our second year. Effective July 20, 2006, we changed our published prices for regular passes for the first time, increasing the price of our regular one-day pass, the Studio Pass, by ¥300, or 5.5%, for adults and ¥200, or 5.4%, for children, and increasing the price of our 2-Day Studio Pass and 1 ½-Day Pass, a two-day pass and a one and a half day pass targeted to overnight visitors, by ¥200 each for adults and children. On October 17, 2006, we increased the price of our annual passes by ¥1,100 to ¥3,100, depending on the type of annual pass. Revenues from sales of annual passes, which are valid for 12 months, are amortized over a 12-month period commencing from the month in which the pass is activated.

Operating sales revenue per visitor is significantly lower for annual pass visitors than for regular pass visitors. While annual pass prices are higher than regular pass prices, annual pass visitors visit our theme park on average between five and six times per year, leading to a much lower operating sales revenue per visit by annual pass visitors. Because of this difference, an increase in annual pass visitors as a percentage of total visitors leads to a decrease in our operating sales revenue per visitor, as occurred in the fiscal year ended March 31, 2006 compared with the prior fiscal year, while an increase in regular pass visitors as a percentage of total visitors increases our operating sales revenue per visitor, as occurred in the fiscal year ended March 31, 2005, compared with the prior fiscal year.

Other factors affecting operating sales revenue per visitor are sales of Express Pass Booklets, the pricing of Express Pass Booklets and parking, and the timing and popularity of special seasonal shows. Increasing sales of our Express Pass Booklets, which we introduced in July 2003, have had a positive effect on operating sales revenue per visitor in recent periods. We believe sales of our Express Pass Booklets have been increasing due to increasing visitor awareness through our marketing efforts and our introduction of new types of booklets.

Merchandise sales revenue per visitor is significantly affected by new product offerings, for example those linked to new attractions or events, pricing and the mix of regular and annual pass visitors.

Food and beverage sales revenue per visitor is significantly affected by the average length of stay in our theme park by visitors, seasonality, pricing and the mix of regular and annual pass visitors. Food and beverage sales tend to be higher in warmer weather due to an increase in sales of beverages.

Based on our internal analyses and visitor surveys, we believe that annual pass visitors on average purchase a significantly lower amount of merchandise and food and beverages per visit than regular pass visitors due to the frequency of their visits and their shorter length of stay per visit.

Other Revenues

The largest component of our other revenues is fees from corporate marketing partners. Over the three-year period ended March 31, 2006, fees from corporate marketing partners were generally stable because substantially all of our contracts with our partners are for five-year or ten-year terms that commenced around the time we started our operations in 2001 and provide for the payment of fixed annual fees to us. Our revenues from corporate marketing partners declined in the six months ended September 30, 2006, compared to the same period in the prior fiscal year, as the number of five-year contracts with partners that were not renewed exceeded the number of new corporate marketing partnership contracts. Our fees from corporate marketing partners may vary in the future, in particular as additional contracts in the original group of contracts expire, depending on the extent to which we renew contracts or add new corporate marketing partnership contracts and on the terms of those renewed or new contracts.

Expenses

Cost of Revenues

Our cost of revenues consists primarily of the following:

- Depreciation and amortization: We have substantial depreciation and amortization expenses arising primarily from the large capital investment required to build our theme park. We depreciate or amortize our operating assets over varying terms depending on the nature of each asset. We depreciated certain assets, primarily props, lighting equipment and software, over a five-year period ended March 31, 2006. While our depreciation and amortization expenses were generally stable over the three fiscal years ended March 31, 2006, we expect depreciation and amortization expenses to begin to decline in the current fiscal year, even after taking into account depreciation and amortization expenses incurred in connection with new capital expenditures.
- Cost of goods sold for merchandise and food and beverages, which, in addition to the purchase cost of items for sale, includes related royalty payments to various licensors and depreciation and amortization expenses related to the facilities used to prepare some of our food and beverage products, is primarily a function of revenues for sale of merchandise and food and beverages.
- Labor costs, primarily remuneration expenses for employees engaged in our theme park operations divisions.
- Royalties paid primarily to subsidiaries of NBC Universal, Inc. under the definitive agreement and other agreements with them.
- Entertainment and show production expenses incurred primarily in connection with the introduction of attractions, atmosphere theme shows and seasonal entertainment offerings.
- Outsourcing expenses, related primarily to maintenance services.
- Utility expenses.
- Rent paid primarily to lessors of the land on which our theme park and other facilities are located.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of the following:

- Remuneration and other related expenses for our directors and administrative and marketing staff, including salaries and allowances, allowance for bonus expense and retirement allowances.

- Advertising and promotion expense, which varies in timing and amount depending on our advertising strategy.
- Depreciation and amortization expenses related primarily to software and office buildings.
- Subcontracting expenses related primarily to our information systems.
- Sales commissions paid to our ticket sales agents.

Seasonality

We experience seasonality in our results of operations as our revenues and operating income are generally higher in the second and third quarters of each fiscal year than in the first and fourth quarters. The following table shows our total revenues, operating income (loss), net income (loss) and EBITDA on a quarterly basis for the fiscal year ended March 31, 2006 and the first three quarters of the fiscal year ending March 31, 2007:

	Fiscal year ended March 31, 2006				Fiscal year ending March 31, 2007		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	(millions of yen)						
Total revenues	¥15,391	¥19,264	¥19,632	¥13,980	¥15,590	¥19,707	¥20,843
Operating income (loss)	107	1,209	2,255	(2,077)	365	2,936	4,021
Net income (loss)	(474)	(3,330)	1,834	(2,664)	(515)	1,914	3,484
EBITDA(1)	4,038	5,147	6,196	1,765	4,057	6,381	7,453

Note:
(1) EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization, and before certain other income and expenses, such as expenses associated with restructurings and refinancings.

The following table shows our attendance on a quarterly basis for the fiscal year ended March 31, 2006 and the first three quarters of the fiscal year ending March 31, 2007:

	Fiscal year ended March 31, 2006				Fiscal year ending March 31, 2007		
	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	(thousands)						
Attendance	1,829	2,136	2,465	1,884	1,819	2,144	2,647
Regular pass visitors	1,323	1,641	1,658	1,091	1,298	1,595	1,712
Annual pass visitors	506	495	807	793	521	549	935

Our strongest quarters are generally the second and third quarters of the fiscal year. Our revenues in the second and third quarters are higher because of higher attendance in these quarters. See "—Factors Affecting Results of Operations—Revenues—Theme Park Attendance—Seasonality" for information on the seasonal nature of our attendance. These higher levels of revenues lead to higher operating income because a significant proportion of our expenses are fixed and allocated on an even basis over the fiscal year.

Our revenue is generally weakest, and we generally record an operating loss, in the fourth quarter of each fiscal year. This reflects lower attendance during the winter season and additional expenses in this quarter such as increased promotion expenses, show production costs and maintenance costs in advance of the school spring break in late March.

The quarterly financial information and EBITDA above is derived from our quarterly financial statements, which have not been audited or reviewed by our independent auditors. For a discussion of the basis of preparation of our quarterly financial statements, see "—Recent Developments—Financial and Operating Information for the Nine Months Ended December 31, 2006."

EBITDA

In addition to operating income, we consider EBITDA to be an important indicator of our operating performance. EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization, and before certain other income and expenses, such as expenses associated with restructurings and refinancings. In the case of theme parks such as ours, the large capital investment initially required to construct the park results in significant depreciation and amortization expenses. Depreciation and amortization expenses continue to be our single largest expense, aggregating ¥15,652 million in the fiscal year ended March 31, 2006.

As the result of these large depreciation and amortization expenses, we recorded operating losses in the fiscal years ended March 31, 2003 and 2004. We believe EBITDA and EBITDA margin, or the ratio of EBITDA to total revenue, are important measures of operating results because they show trends in our underlying business and our ability to control expenses without giving effect to depreciation and amortization.

Other Income (Expenses)

The largest component of other income (expenses) has generally been interest expense. Our high interest expense reflects the high level of debt we incurred to finance the capital investments initially required to construct our theme park. Through reductions in and refinancings of our long-term debt, our interest expense has gradually decreased from ¥3,908 million in the fiscal year ended March 31, 2002 to ¥2,640 million in the fiscal year ended March 31, 2006.

In the fiscal year ended March 31, 2006, we incurred ¥2,696 million in refinance expenses in connection with the refinancing of our syndicated loan agreement in August 2005, and a related loss on early termination of hedge accounting for swap transaction of ¥987 million. We incurred an additional ¥642 million in the six months ended September 30, 2006 in connection with a subsequent refinancing of our syndicated loan agreement in August 2006.

In the fiscal year ended March 31, 2005, we incurred ¥1,745 million in restructuring cost in connection with employee severance and retirement benefits and disposition of assets.

Although we achieved operating income in the fiscal years ended March 31, 2005 and 2006, we recorded net losses in those years due to certain net other expenses.

Taxation

Tax Loss Carryforwards. We have tax loss carryforwards due to our history of net losses. As of March 31, 2006, we had ¥18,940 million in remaining tax loss carryforwards. The following table sets forth a schedule of our tax loss carryforwards and their current expiration dates:

Fiscal year ending March 31,	Expiring tax loss carryforwards (millions of yen)
2010	¥ 8,056
2011	4,516
2012	3,503
2013	2,865
Total	¥18,940

In the event that we generate less taxable income in a given fiscal year than the tax loss carryforward that will expire at year-end, the benefit of the unused portion of the expiring tax loss carryforward will be lost. We record deferred tax assets in respect of tax loss carryforwards and evaluate them in accordance with the Japanese Institutional Certified Public Accountants, or JICPA, guidelines. See "—Critical Accounting Policies—Valuation of Deferred Tax Assets." We have recorded a valuation allowance for the full amount of our deferred tax assets as of March 31, 2006.

Tax on "Added Value" and "Amount of Capital." In April 2004, Japan introduced a new nationwide enterprise tax applicable to corporations with capital stock of more than ¥100 million. The tax is calculated based on "added value" (including pre-tax profit, personnel expenses, net interest expenses and net office rent) and "amount of capital" in addition to the then existing enterprise tax calculated based on domestic taxable income and is included in selling, general and administrative expenses instead of being treated as an income tax item. Corporations, including ourselves, are not able to offset it against any tax loss carryforwards. The amounts of this tax for the fiscal years ended March 31, 2005 and 2006 were ¥155 million and ¥195 million, respectively.

Critical Accounting Policies

Our financial statements are prepared in accordance with the Securities and Exchange Law of Japan and Japanese GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. In addition, certain accounting principles require significant judgment by our management in applying complex accounting principles to individual transactions to determine the most appropriate accounting treatment. We have established procedures and processes to facilitate making the estimates and assumptions necessary to value assets and liabilities, record transactions and prepare the financial statements. On an ongoing basis, management evaluates its estimates and judgments, including those related to the valuation of assets and liabilities. Although actual results may differ from these estimates under different assumptions and conditions, and future changes in the key assumptions could change future valuations and results, we have used the best information available at the time to make our estimates. A summary of significant accounting policies is set forth in note 2 to the financial statements included elsewhere in this offering circular.

Our management believes the following are our critical accounting policies. These policies were considered "critical" because:

- the estimates involved in these policies require us to make assumptions about matters that are uncertain at the time the estimates are made; and
- different estimates that we reasonably could have used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on the presentation of our financial condition, or result in material changes in our financial condition or results of operations.

Property and Equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of those assets. Changes in circumstances such as changes to our business model could result in an impairment of our property and equipment. In addition, it could also result in the actual useful lives differing from our estimates. We review our assumptions whenever a change in these circumstances occurs. If we determine that the carrying value of our property and equipment is not recoverable, we would record a property and equipment impairment adjustment. If we determine that the useful life of property and equipment should be shortened, such as finalizing the date an attraction will be closed, we would depreciate or amortize the net book value in excess of the salvage value, over the revised remaining useful life, thereby increasing depreciation and amortization expense.

Provision for Inventory

Inventory, which primarily includes spare parts for theme park attractions, food and beverages and merchandise, is recorded at cost. Cost is determined using the moving-average cost method. We periodically make judgments regarding the realizable value of certain slow-moving and obsolete inventory. For spare parts, these judgments are based on the usage of the parts on specific attractions. If we decide to close an attraction, we specifically review spare parts related to the attraction being closed for impairment. For merchandise, these judgments are based on the demand of our customers. When the realizable value is less than the average cost, we record an inventory provision.

Deferred Taxes

We record a valuation allowance to reduce deferred tax assets to the amount that we believe is more likely than not to be realized. We have considered future taxable income, cumulative pre-tax income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. In the event that we determine that we will not be able to realize all or part of the net deferred tax assets, an adjustment to the deferred tax assets would be charged to income in the period such determination is made. Likewise, should we determine that we will be able to realize deferred tax assets in the future in excess of the net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination is made.

Accounting for Impairment of Fixed Assets

We adopted the new Japanese accounting standard for impairment of fixed assets as of the fiscal year ended March 31, 2006. We evaluate our fixed assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant under-performance of our business, significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The amount of the impairment loss to be recognized is the difference between the carrying amount of the asset and its recoverable amount, where the recoverable amount is the higher of the asset's fair value less costs to sell and its value in use, which is determined based on the discounted cash flows expected to be derived from the asset from its continued use and ultimate disposal. Such a loss may be substantial relative to the carrying amount of the asset at the time loss recognition is triggered.

We have recognized no impairment loss since our adoption of the new pronouncement in the fiscal year ended March 31, 2006. If future cash flows related to fixed assets prove to be worse than our estimation, we may incur impairment losses.

Retirement Benefit and Pension Plans

Projected benefit obligations are determined on an actuarial basis and are significantly affected by the assumptions used in their calculations, such as the discount rate, long-term rate of return of plan assets, salary growth and other factors. We annually review the assumptions underlying the actuarial calculations, making adjustments based on current market data. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect our future pension obligations and pension costs.

Leasing Transactions

Finance leases, including those leases under which ownership of the leased asset is not considered to be transferred to the lessee, are capitalized.

Further information about each of these critical accounting policies is provided in note 1 to our financial statements included in this offering circular.

Recent Developments

Financial and Operating Information for the Nine Months Ended December 31, 2006

The following table shows certain financial data and other information as of and for the nine months ended December 31, 2006:

	As of or for the nine months ended December 31, 2006
	(millions of yen, except attendance and per visitor data)
Operating data:	
Attendance in thousands	6,610
Operating sales revenue per visitor	¥ 4,314
Merchandise sales revenue per visitor	¥ 2,220
Food and beverage sales revenue per visitor	¥ 1,323
Statement of operations data:	
Revenues:	
Operating sales	¥ 28,515
Merchandise sales	14,677
Food and beverage sales	8,743
Other	4,205
Total revenues	56,140
Cost of revenues	41,968
Selling, general and administrative expenses	6,850
Operating income	7,322
Net other expenses	(2,434)
Income before income taxes	4,888
Income taxes	(5)
Net income	¥ 4,883
Balance sheet data:	
Current assets	¥ 21,621
Net property and equipment	102,122
Total assets	126,358
Current liabilities	21,449
Long-term liabilities	71,351
Total liabilities	92,800
Capital stock	25,675
Net assets(1)	33,558
Statements of cash flows data:	
Net cash provided by operating activities	¥ 9,814
Net cash used in investing activities	(4,491)
Net cash used in financing activities	(16,447)
Foreign currency translation adjustments on cash and cash equivalents	172
Net decrease in cash and cash equivalents	(10,952)
Cash and cash equivalents at beginning of period	27,132
Cash and cash equivalents at end of period	¥ 16,180
Other data:	
EBITDA(2)	¥ 17,891

Notes:

(1) In December 2005, the Accounting Standards Board of Japan published a new accounting standard for the presentation of net assets effective for fiscal years ending on or after May 1, 2006. Under this new standard, shareholders' equity is renamed as net assets, and certain items that were previously not presented as a component of shareholders' equity are now presented as a component of net assets.

(2) EBITDA represents net income (loss) before interest expense, income taxes, depreciation and amortization, and before certain other income and expenses, such as expenses associated with restructurings and refinancings. As indicated in the table below, other expenses eliminated to arrive at EBITDA for the nine months ended December 31, 2006 included ¥530 million, such as expenses associated with refinancings. EBITDA is frequently used by securities analysts and is presented here to provide additional information about our operations. EBITDA is not a measurement presented in accordance with

Japanese GAAP. EBITDA should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with Japanese GAAP or as measure of a company's profitability or liquidity. The following table presents a reconciliation of net income to EBITDA:

	Nine months ended December 31, 2006
	(millions of yen)
EBITDA	¥17,891
Depreciation and amortization	(10,569)
Operating income	7,322
Interest expense, net	(1,904)
Other income (expenses) other than interest expense, net	(530)
Income taxes	(5)
Net income	¥4,883

In the nine months ended December 31, 2006, attendance increased slightly from the same period in the prior fiscal year. There was a slight increase in the number of annual pass visitors, which was partially offset by a slight decrease in regular pass visitors. In the nine months ended December 31, 2006, we continued to experience improvements in total revenues, cost of revenues, selling, general and administrative expenses, and net other expenses, reflecting generally the trends discussed below under "—Results of Operations—Six Months Ended September 30, 2006 Compared With Six Months Ended September 30, 2005."

The financial statement data as of and for the nine months ended December 31, 2006 above has been prepared in a manner substantially consistent with that used to prepare our unaudited semi-annual financial statements included elsewhere in this offering circular, except that such financial information was prepared using simplified accounting methods such that, for example, the amount of enterprise tax is based on the projected tax amount for the relevant fiscal year, and certain immaterial closing adjustments are omitted. As a result of these differences, the financial information as of and for the nine months ended December 31, 2006 above is not exactly comparable to the semi-annual and annual financial information included in this offering circular. The financial statements as of and for the nine-month period ended December 31, 2006 have not been audited or reviewed by our independent auditors. Our results of operations for the nine months ended December 31, 2006 are not necessarily indicative of our operating results to be expected for the fiscal year ending March 31, 2007 or for any other period.

Outlook

Fiscal Year Ending March 31, 2007

As discussed under "—Factors Affecting Results of Operations—Seasonality," our revenues are generally weakest, and we generally record an operating loss, in the fourth quarter of each fiscal year. We expect this trend to continue in the current fiscal year. If this trend continues, we expect total revenues for the fiscal year ending March 31, 2007 to increase slightly compared to the fiscal year ended March 31, 2006. We also expect operating income for the fiscal year ending March 31, 2007 to increase compared to the fiscal year ended March 31, 2006, due to the increase in operating income recorded through December 31, 2006, but such operating income will be reduced by an operating loss in the fourth quarter of the current fiscal year. Similarly, we currently expect to record a net loss in the fourth quarter of the fiscal year resulting in a net loss for the second half of the fiscal year, although we expect to record net income for the full fiscal year.

Our expected results of operations described above are forward-looking statements based upon the assumptions and beliefs of our management regarding our market environment and other factors and are subject to the qualifications described under "Forward-Looking Statements." Our actual results could vary significantly from the foregoing expectations and could be influenced by a number of factors including those described in "—Results of Operations" and "Risk Factors." As a result, we cannot and do not make any representations with respect to the accuracy of the foregoing expectations. You should be aware that our actual results may vary, potentially materially, from the foregoing.

Results of Operations

Six Months Ended September 30, 2006 Compared With Six Months Ended September 30, 2005

The following table shows certain operating and statements of operations data for the six months ended September 30, 2005 and 2006:

	Six months ended September 30,		% change
	2005	2006	
	(millions of yen, except operating data)		
Operating data:			
Attendance in thousands	3,965	3,963	0.0%
Operating sales revenue per visitor	¥ 4,250	¥ 4,519	6.3
Merchandise sales revenue per visitor	¥ 2,279	¥ 2,296	0.7
Food and beverage sales revenue per visitor	¥ 1,436	¥ 1,400	(2.5)
Statement of operations data:			
Revenues:			
Operating sales	¥16,851	¥17,909	6.3
Merchandise sales	9,033	9,099	0.7
Food and beverage sales	5,693	5,549	(2.5)
Other	3,078	2,740	(11.0)
Total revenues	34,655	35,297	1.9
Cost of revenues	28,022	27,355	(2.4)
Selling, general and administrative expenses	5,317	4,641	(12.7)
Operating income	1,316	3,301	150.9
Net other expenses	(5,117)	(1,899)	(62.9)
Income (Loss) before income taxes	(3,801)	1,402	—
Income taxes	(3)	(3)	0.0
Net income (loss)	¥ (3,804)	¥ 1,399	—

Key Performance Indicators

Attendance was stable at approximately 4.0 million in the six months ended September 30, 2006 compared with the same period in the previous fiscal year. There was a slight decrease in the number of regular pass visitors, which was offset by a slight increase in the number of annual pass visitors. We believe that attendance was adversely affected in the six months ended September 30, 2006 by the temporary discontinuation during most of this period of our Twilight Pass, a discounted pass for entrance to our theme park after the mid to late afternoon, which we had sold throughout the six months ended September 30, 2005. We believe that attendance was also adversely affected by an unseasonably large amount of rain in April 2006, higher than average temperatures in August 2006 and a typhoon during a three-day weekend in September 2006. We believe we were able to maintain attendance during the six months ended September 30, 2006 in part due to strong interest in our fifth anniversary marketing campaign, "USJ: Where Stories are Reborn," which saw the opening in April 2006 of our evening musical lagoon show spectacular Peter Pan's Neverland and the opening in July 2006 of a new themed area, Land of Oz, which features an abridged version of the Tony award winning Broadway hit musical Wicked and a family-oriented animal show Toto & Friends. In addition, we benefited from an increase, compared with the same period in the previous fiscal year, in visitors from the region surrounding the Kansai area, the Kanto region and overseas, reflecting our efforts to attract visitors from outside the Kansai area. We increased the prices of our Studio Pass, 2-Day Studio Pass and 1½-Day Pass for adults and children in July 2006 but we do not believe that this had an adverse effect on our attendance.

Operating sales revenue per visitor was ¥4,519 in the six months ended September 30, 2006, an increase of ¥269, or 6.3%, from ¥4,250 in the six months ended September 30, 2005 due primarily to ticket price increases in July and increased sales of Express Pass Booklets. In July 2006, we increased the price of our regular Studio Pass (one-day) by 5.5% for adults and 5.4% for children as well as the prices of our 2-Day Studio Pass and 1½-Day Pass.

Merchandise sales revenue per visitor was ¥2,296 in the six months ended September 30, 2006, an increase of ¥17, or 0.7%, from ¥2,279 in the six months ended September 30, 2005. This increase was due primarily to the success of merchandise tied to our fifth anniversary marketing campaign, including special merchandise developed for our new Peter Pan's Neverland show and Land of Oz themed area.

Food and beverage sales revenue per visitor was ¥1,400 in the six months ended September 30, 2006, a decrease of ¥36, or 2.5%, from ¥1,436 in the six months ended September 30, 2005. This decrease was due primarily to the temporary closure of several restaurants and food facilities during the first half of the six months ended September 30, 2006 for the construction of the new Land of Oz area and the new roller coaster ride scheduled to open in March 2007.

Revenues

Total revenues were ¥35,297 million in the six months ended September 30, 2006, an increase of ¥642 million, or 1.9%, from ¥34,655 million in the six months ended September 30, 2005.

Operating sales were ¥17,909 million in the six months ended September 30, 2006, an increase of ¥1,058 million, or 6.3%, from ¥16,851 million in the six months ended September 30, 2005. This increase reflected the increase in operating sales revenue per visitor discussed above, as attendance was stable.

Merchandise sales were ¥9,099 million in the six months ended September 30, 2006, an increase of ¥66 million, or 0.7%, from ¥9,033 million in the six months ended September 30, 2005. This increase reflected the increase in merchandise sales revenue per visitor discussed above, as attendance was stable.

Food and beverage sales were ¥5,549 million in the six months ended September 30, 2006, a decrease of ¥144 million, or 2.5%, from ¥5,693 million in the six months ended September 30, 2005. This decrease reflected the decrease in food and beverage sales revenue per visitor discussed above, as attendance was stable.

Other revenue was ¥2,740 million in the six months ended September 30, 2006, a decrease of ¥338 million, or 11.0%, from ¥3,078 million in the six months ended September 30, 2005. This decrease was due primarily to a decrease in fees from our corporate marketing program, as the number of five-year contracts with partners that were not renewed exceeded the number of new corporate marketing partnership contracts entered into.

Cost of Revenues

Cost of revenues was ¥27,355 million in the six months ended September 30, 2006, a decrease of ¥667 million, or 2.4%, from ¥28,022 million in the six months ended September 30, 2005. This decrease was due primarily to a decrease in depreciation and amortization expenses of ¥568 million related to the completion of the five-year depreciation or amortization period of certain assets, as well as a decrease in outsourcing expenses of ¥294 million. These decreases were offset in part by an increase of ¥364 million in rent expense due to changes in the terms of certain of our land lease agreements.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were ¥4,641 million in the six months ended September 30, 2006, a decrease of ¥676 million, or 12.7%, from ¥5,317 million in the six months ended September 30, 2005. This decrease was due primarily to a reduction of ¥449 million in compensation for directors, including the full accrual for one-time performance-based payments in the prior six-month period, as well as a decrease of ¥209 million in outsourcing expenses due to ongoing cost-reduction efforts.

Operating Income

As a result of the preceding factors, operating income was ¥3,301 million in the six months ended September 30, 2006, an increase of ¥1,985 million, or 150.9%, compared to ¥1,316 million in the six months ended September 30, 2005.

Net Other Expenses

Net other expenses were ¥1,899 million in the six months ended September 30, 2006, a decrease of ¥3,218 million from ¥5,117 million in the six months ended September 30, 2005. This decrease was due primarily to a decrease in refinance expense and related loss on termination of hedge accounting for swap transactions of ¥3,539 million, as the expense related to our refinancing in August 2006 was significantly lower than the ¥2,696 million expense incurred in connection with our refinancing in the six months ended September 30, 2005. Interest expense was ¥1,281 million in the six months ended September 30, 2006, an increase of ¥20 million, or 1.5%, from ¥1,261 million in the six months ended September 30, 2005. Our balance of long-term debt outstanding (including the current portion) as of September 30, 2006 was ¥72,400 million compared to ¥87,600 million as of March 31, 2006. We incurred a loss on disposal of property and equipment of ¥344 million in the six months ended September 30, 2006 related to the conversion of space to accommodate the Land of Oz themed area.

Net Income (Loss)

As a result of the preceding factors, net income in the six months ended September 30, 2006 was ¥1,399 million, compared with a net loss of ¥3,804 million in the six months ended September 30, 2005.

Fiscal Year Ended March 31, 2006 Compared With Fiscal Year Ended March 31, 2005

The following table shows certain operating and statements of operations data for the fiscal years ended March 31, 2005 and 2006:

	Fiscal year ended March 31,		%
	2005	2006	change
	(millions of yen, except operating data)		
Operating data:			
Attendance in thousands	8,100	8,314	2.6%
Operating sales revenue per visitor	¥ 4,168	¥ 3,992	(4.2)
Merchandise sales revenue per visitor	¥ 2,338	¥ 2,185	(6.5)
Food and beverage sales revenue per visitor	¥ 1,401	¥ 1,294	(7.6)
Statement of operations data:			
Revenues:			
Operating sales	¥33,763	¥33,187	(1.7)
Merchandise sales	18,940	18,168	(4.1)
Food and beverage sales	11,345	10,759	(5.2)
Other	6,012	6,153	2.3
Total revenues	70,060	68,267	(2.6)
Cost of revenues	59,726	56,303	(5.7)
Selling, general and administrative expenses	10,260	10,470	2.0
Operating income	74	1,494	1,927.9
Net other expenses	(5,241)	(6,122)	16.8
Loss before income taxes	(5,167)	(4,628)	(10.4)
Income taxes	(6)	(6)	0.0
Net loss	¥ (5,173)	¥ (4,634)	(10.4)

Key Performance Indicators

Attendance was approximately 8.3 million in the fiscal year ended March 31, 2006, an increase of approximately 0.2 million, or 2.6%, from approximately 8.1 million in the previous fiscal year. There was an increase in the number of annual pass visitors which was partially offset by a decrease in the number of regular visitors. We believe that attendance in the fiscal year ended March 31, 2006 was adversely affected by severe competition from the World Expo held in Aichi, Japan from March through September 2005, which drew over 22 million visitors. In response to the competition from the World Expo, particularly outside Kansai and neighboring areas, we focused efforts to increase repeat attendance from visitors in the Kansai area, including annual pass visitors. We believe that attendance was also adversely affected by a severe heatwave that affected western Japan in July and August 2005. Attendance improved significantly in the second half of the fiscal year ended March 31, 2006, driven in particular by our Halloween and Christmas seasonal events.

We launched our new marketing campaign "Character Wonder Year" in the fiscal year ended March 31, 2006 as part of our strategy to reposition our theme park to target women and families with children as our core audience. During this year, we introduced a number of new attractions and special events that featured our key characters and that we believe favorably impacted attendance. These included: Happy Harmony Celebration, a musical parade show which ran from April through August 2005 and again in March 2006 that featured four well-known character families—Hello Kitty®, Peanuts®, Sesame Street®, and Shrek®; Royal Sweet Wedding, a giant balloon parade themed on the wedding scene from the movie *Shrek* which ran during the summer vacation period; Snoopy's Action Stage™, a comedy show which opened in March 2005; and a spring event based on the Japanese animation *Fullmetal Alchemist,* which was geared particularly for children and junior and senior high school girls.

Operating sales revenue per visitor was ¥3,992 in the fiscal year ended March 31, 2006, a decrease of ¥176, or 4.2%, from ¥4,168 in the previous fiscal year. This decrease was due primarily to the relative increase in annual pass visitors compared to regular visitors, as annual pass visitors as a percentage of total visitors increased from 24.2% in the fiscal year ended March 31, 2005 to 31.3% in the fiscal year ended March 31, 2006. This effect was offset in part by a significant increase in sales of our Express Pass Booklets.

Merchandise sales revenue per visitor was ¥2,185 in the fiscal year ended March 31, 2006, a decrease of ¥153, or 6.5%, from ¥2,338 in the previous fiscal year. We believe this decrease was due primarily to the increase in annual pass visitors as a percentage of total visitors, as we believe annual pass visitors on average spend less per visit on merchandise than regular visitors.

Food and beverage sales revenue per visitor was ¥1,294 in the fiscal year ended March 31, 2006, a decrease of ¥107, or 7.6%, from ¥1,401 in the previous fiscal year. We believe this decrease was also due primarily to the increase in annual pass visitors as a percentage of total visitors, as we believe annual pass visitors on average spend less per visit on food and beverage than regular visitors.

Revenues

Total revenues were ¥68,267 million in the fiscal year ended March 31, 2006, a decrease of ¥1,793 million, or 2.6%, from ¥70,060 million in the previous fiscal year. This decrease reflected decreases in operating sales, merchandise sales and food and beverage sales, which were partially offset by an increase in other revenue. Each of these revenue components is discussed below.

Operating sales were ¥33,187 million in the fiscal year ended March 31, 2006, a decrease of ¥576 million, or 1.7%, from ¥33,763 million in the previous fiscal year. This decrease reflected a decrease in operating sales revenue per visitor, offset in part by the increase in attendance.

Merchandise sales were ¥18,168 million in the fiscal year ended March 31, 2006, a decrease of ¥772 million, or 4.1%, from ¥18,940 million in the previous fiscal year. This decrease was due primarily to the decrease in merchandise sales revenue per visitor, partially offset by the increase in attendance. We believe that merchandise sales were favorably impacted by the introduction of themed merchandise based on new characters such as Hello Kitty® and Pink Panther® during the fiscal year ended March 31, 2006.

Food and beverage sales were ¥10,759 million in the fiscal year ended March 31, 2006, a decrease of ¥586 million, or 5.2%, from ¥11,345 million in the previous fiscal year. As with merchandise sales, this decrease was due primarily to the decrease in food and beverage sales revenue per visitor, partially offset by the increase in attendance.

Other revenue was ¥6,153 million in the fiscal year ended March 31, 2006, an increase of ¥141 million, or 2.3%, from ¥6,012 million in the previous fiscal year. This increase was due to increases in fees from our corporate marketing partners and partner hotels. The increase in fees from corporate marketing partners reflects the addition of new companies to the program during the latter part of the fiscal year ended March 31, 2005 and the fiscal year ended March 31, 2006 and the increase in fees from partner hotels reflects the addition of a new partner hotel.

Cost of Revenues

Cost of revenues was ¥56,303 million in the fiscal year ended March 31, 2006, a decrease of ¥3,423 million, or 5.7%, from ¥59,726 million in the previous fiscal year. This decrease comprised decreases of ¥1,989 million in the "other" category of cost of revenues, ¥646 million in labor costs, ¥516 million in cost of merchandise sold and ¥272 million in cost of food and beverage sold.

The decrease of ¥1,989 million in the "other" category of cost of revenues reflects a decrease of ¥937 million in outsourcing expenses as well as lower rent and other expenses. These reduced expenses were due to our ongoing efforts to rationalize operating costs through measures such as conducting more maintenance and repairs internally rather than through outsourcing and the early termination of contracts for the use of excess parking lots.

The decrease of ¥646 million in labor costs also reflects our continuing efforts to rationalize our operations, as we reduced both fixed and variable headcount.

Cost of merchandise sold was ¥8,505 million in the fiscal year ended March 31, 2006, a decrease of ¥516 million, or 5.7%, from ¥9,021 million in the previous fiscal year. As a percentage of merchandise sales, cost of merchandise sold was 46.8% in the fiscal year ended March 31, 2006 compared to 47.6% in the previous fiscal year. This improvement in margin was a result of our efforts to reduce purchasing costs through negotiations with our vendors and reducing unsold merchandise through more efficient inventory level controls as well as shifting the sales mix of merchandise to higher margin products.

Cost of food and beverage sold was ¥3,076 million in the fiscal year ended March 31, 2006, a decrease of ¥272 million, or 8.1%, from ¥3,348 million in the previous fiscal year. As a percentage of food and beverage sales, cost of food and beverage sold was 28.6% in the fiscal year ended March 31, 2006 compared to 29.5% in the previous fiscal year. As with the decrease in cost of merchandise sold, this improvement in margin was a result of our efforts to reduce purchasing costs through negotiations with our vendors and reducing unsold food and beverage products through more efficient inventory level controls as well as shifting the sales mix of food and beverages products to higher margin products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were ¥10,470 million in the fiscal year ended March 31, 2006, an increase of ¥210 million, or 2.0%, from ¥10,260 million in the previous fiscal year. This increase was due primarily to an increase of ¥489 million in compensation for directors, including the full accrual for one-time performance-based payments, in the fiscal year ended March 31, 2006 compared to the previous fiscal year. Advertising and promotion expense increased by ¥231 million for the fiscal year ended March 31, 2006 compared to the previous fiscal year, as a result of our expanded marketing efforts in connection with our "Character Wonder Year" campaign and introduction of related new attractions and special events. Depreciation and amortization expenses decreased by ¥232 million for the fiscal year ended March 31, 2006 compared to the previous fiscal year due to the completion of the five-year amortization period for certain software used for administrative functions. Salaries and allowances decreased by ¥130 million as we reduced the number of full-time employees engaged in administration and marketing divisions.

Operating Income

As a result of the foregoing, operating income was ¥1,494 million in the fiscal year ended March 31, 2006 compared to ¥74 million in the previous fiscal year.

Net Other Expenses

Net other expenses were ¥6,122 million in the fiscal year ended March 31, 2006, an increase of ¥881 million, or 16.8%, from ¥5,241 million in the previous fiscal year. This increase was due primarily to ¥2,696 million in refinance expense we incurred in the fiscal year ended March 31, 2006 in connection with the refinancing of our syndicated loan agreement. We also recorded a ¥987 million loss on early termination of hedge accounting for swap transactions. This loss resulted from the termination of the loan agreement that we refinanced and for which we had entered into an interest rate swap agreement and the corresponding loss of hedge accounting treatment. The swap agreement is still outstanding but we do not expect to incur material gains or losses on it in the future. We recorded ¥1,745 million in restructuring costs in the fiscal year ended March 31, 2005, which comprised revaluation loss for spare parts, special allowance for retirement, loss on retirement of fixed assets and loss on disposal of inventories. Interest expenses decreased by ¥692 million in the fiscal year ended March 31, 2006 compared the previous fiscal year as we reduced our long-term debt in connection with the refinancing. Our balance of long-term debt outstanding (including the current portion) as of March 31, 2006 was ¥87,600 million compared to ¥103,175 million as of March 31, 2005, a decrease of 15.1%.

Net Loss

As a result of the foregoing, net loss in the fiscal year ended March 31, 2006 was ¥4,634 million, a decrease of ¥539 million, or 10.4%, from ¥5,173 million in the previous fiscal year.

Fiscal Year Ended March 31, 2005 Compared With Fiscal Year Ended March 31, 2004

The following table shows certain operating and statements of operations data for the fiscal years ended March 31, 2004 and 2005:

	Fiscal year ended March 31,		%
	2004	2005	change
	(millions of yen, except operating data)		
Operating data:			
Attendance in thousands	9,889	8,100	(18.1)%
Operating sales revenue per visitor	¥ 3,368	¥ 4,168	23.8
Merchandise sales revenue per visitor	¥ 1,960	¥ 2,338	19.3
Food and beverage sales revenue per visitor	¥ 1,282	¥ 1,401	9.3
Statement of operations data:			
Revenues:			
Operating sales	¥33,303	¥33,763	1.4
Merchandise sales	19,384	18,940	(2.3)
Food and beverage sales	12,676	11,345	(10.5)
Other	5,887	6,012	2.1
Total revenues	71,250	70,060	(1.7)
Cost of revenues	62,238	59,726	(4.0)
Selling, general and administrative expenses	10,763	10,260	(4.7)
Operating income (loss)	(1,751)	74	—
Net other expenses	(3,447)	(5,241)	52.0
Loss before income taxes	(5,198)	(5,167)	(0.6)
Income taxes	(6)	(6)	0.0
Net loss	¥ (5,204)	¥ (5,173)	(0.6)

Key Performance Indicators

Attendance was approximately 8.1 million in the fiscal year ended March 31, 2005, a decrease of approximately 1.8 million, or 18.1%, from approximately 9.9 million in the previous fiscal year. There was a small increase in the number of regular visitors and a significant decrease in the number of annual pass visitors. The decrease in annual pass visitors was due primarily to the inclusion in the fiscal year ended March 31, 2004 of 3.3 million Hollywood Friends Pass visitors. The Hollywood Friends Pass was a highly discounted pass we sold from March 15, 2003 through May 5, 2003 which provided for unlimited reentry into our theme park until December 15, 2003, except for certain blackout dates.

We did not open any new attractions in the fiscal year ended March 31, 2005. However, we strengthened seasonal events, such as our Halloween and Christmas events. We believe attendance in the fiscal year ended March 31, 2005 was favorably impacted by our introduction of our Amazing Adventures of Spider-Man®—The Ride attraction in January 2004. We believe the attraction had a more significant effect on attendance in the fiscal year ended March 31, 2005 than the previous fiscal year since it was in operation for the full year as opposed to only three months for the previous fiscal year. In the fiscal year ended March 31, 2005, our new management team led by Glenn Gumpel, who joined us as President and CEO in June 2004, also began repositioning our brand from thrilling attractions appealing primarily to young people to a sense of wonder and imagination appealing to a broader audience of women and families with children. As part of these efforts, we enhanced our focus on special events, in particular our Christmas event featuring Japan's tallest Christmas tree. We also hosted a special concert featuring one of Japan's most popular bands, Glay, in the summer. The number of foreign visitors increased from 0.2 million in the fiscal year ended March 31, 2004 to 0.8 million in the fiscal year ended March 31, 2005. This increase reflected our strengthened marketing efforts targeted at overseas visitors, including the opening of our representative offices in Hong Kong, South Korea and Taiwan in January 2005.

Operating sales revenue per visitor was ¥4,168 in the fiscal year ended March 31, 2005, an increase of ¥800, or 23.8%, from ¥3,368 in the previous fiscal year. This increase was due primarily to the relative increase in regular visitors as a percentage of total visitors from 56.9% in the fiscal year ended March 31, 2004 to 75.8% in the fiscal year ended March 31, 2005. The increase in operating sales revenue per visitor was also due to an increase in sales of our Express Pass Booklets, which we introduced in July 2003.

Merchandise sales revenue per visitor was ¥2,338 in the fiscal year ended March 31, 2005, an increase of ¥378, or 19.3%, from ¥1,960 in the previous fiscal year. As with the increase in operating sales revenue per visitor, we believe this increase was due primarily to the increase in regular visitors as a percentage of total visitors in the fiscal year ended March 31, 2005 compared to the previous fiscal year. The increase also reflected increased sales of merchandise related to seasonal events.

Food and beverage sales revenue per visitor was ¥1,401 in the fiscal year ended March 31, 2005, an increase of ¥119, or 9.3%, from ¥1,282 in the previous fiscal year. As with the increase in operating sales revenue per visitor, we believe this increase was due primarily to the increase in regular visitors as a percentage of total visitors in the fiscal year ended March 31, 2005 compared to the previous fiscal year. As with merchandise sales revenue per visitor, the increase also reflected increased sales of food and beverage products related to seasonal events.

Revenues

Total revenues were ¥70,060 million in the fiscal year ended March 31, 2005, a decrease of ¥1,190 million, or 1.7%, from ¥71,250 million in the previous fiscal year. This decrease reflected decreases in merchandise sales and food and beverage sales, which were partially offset by increases in operating sales and other revenue. Each of these revenue components is discussed below.

Operating sales were ¥33,763 million in the fiscal year ended March 31, 2005, an increase of ¥460 million, or 1.4%, from ¥33,303 million in the previous fiscal year. The increase was due to the significant increase in operating sales revenue per visitor, offset in part by the decrease in total attendance.

Merchandise sales were ¥18,940 million in the fiscal year ended March 31, 2005, a decrease of ¥444 million, or 2.3%, from ¥19,384 million in the previous fiscal year. Merchandise sales decreased because the increase in merchandise sales revenue per visitor was not enough to offset the effects of the decrease in total attendance.

Food and beverage sales were ¥11,345 million in the fiscal year ended March 31, 2005, a decrease of ¥1,331 million, or 10.5%, from ¥12,676 million in the previous fiscal year. As with merchandise sales, food and beverage sales decreased because the increase in food and beverage sales revenue per visitor was not enough to offset the effect of the decrease in total attendance.

Other revenue was ¥6,012 million in the fiscal year ended March 31, 2005, an increase of ¥125 million, or 2.1%, from ¥5,887 million in the previous fiscal year. This increase was due primarily to an increase in fees from our corporate marketing partners program as new companies joined the program during the latter part of the fiscal year ended March 31, 2004 and in the fiscal year ended March 31, 2005.

Cost of Revenues

Cost of revenues was ¥59,726 million in the fiscal year ended March 31, 2005, a decrease of ¥2,512 million, or 4.0%, from ¥62,238 million in the previous fiscal year. This decrease was due primarily to decreases of ¥1,275 million in the "other" category of cost of revenues, ¥355 million in labor costs, ¥431 million in cost of merchandise sold and ¥451 million in cost of food and beverage sold.

The decrease of ¥1,275 million in the "other" category of cost of revenues reflects a decrease of ¥460 million in outsourcing expenses as well as lower rent and other expenses. These reduced expenses were due to our ongoing efforts to rationalize operating costs through measures such as conducting more maintenance and other operations internally rather than by outsourcing, negotiating reduced levels of rent from our lessors for the land on which our theme park is located.

The decrease of ¥355 million in labor costs also reflects our continuing efforts to rationalize our operations, as we reduced both fixed and variable headcount. We reduced the number of full-time employees from 596 as of March 31, 2004 to 526 as of March 31, 2005, and the average number of full-time equivalent part-time employees from 2,471 for the fiscal year ended March 31, 2004 to 2,377 for the fiscal year ended March 31, 2005.

Cost of merchandise sold was ¥9,021 million in the fiscal year ended March 31, 2005, a decrease of ¥431 million, or 4.6%, from ¥9,452 million in the previous fiscal year. As a percentage of merchandise sales, cost of merchandise sold was 47.6% in the fiscal year ended March 31, 2005 compared to 48.8% in the previous fiscal year. This improvement in margin was a result of our efforts to reduce purchasing costs through negotiations with existing vendors and switching to vendors offering merchandise at lower costs as well as shifting the sales mix of merchandise to higher margin products.

Cost of food and beverage sold was ¥3,348 million in the fiscal year ended March 31, 2005, a decrease of ¥451 million, or 11.9%, from ¥3,799 million in the previous fiscal year. As a percentage of food and beverage sales, cost of food and beverage sold was 29.5% in the fiscal year ended March 31, 2005 compared to 30.0% in the previous fiscal year. Similar to the decrease in cost of merchandise sold, this improvement in margin was a result of our efforts to reduce purchasing costs through negotiations with existing vendors as well as shifting the sales mix of food and beverage products to higher margin products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were ¥10,260 million in the fiscal year ended March 31, 2005, a decrease of ¥503 million, or 4.7%, from ¥10,763 million in the previous fiscal year. This decrease was due primarily to a decrease of ¥665 million in advertising and promotion expense. The higher level of advertising and promotion in the fiscal year ended March 31, 2004 reflected higher levels of advertising and promotion we conducted in connection with the introduction of three new major attractions, including The Amazing Adventures of Spider-Man—The Ride™.

Operating Income (Loss)

As a result of the preceding factors, we recorded operating income of ¥74 million in the fiscal year ended March 31, 2005 compared to an operating loss of ¥1,751 million in the previous fiscal year.

Net Other Expenses

Net other expenses were ¥5,241 million in the fiscal year ended March 31, 2005, an increase of ¥1,794 million, or 52.0%, from ¥3,447 million in the previous fiscal year. This increase was due primarily to ¥1,745 million in restructuring costs in the fiscal year ended March 31, 2005 in connection with employee severance and retirement benefits and the disposition of assets. Interest expenses decreased by ¥187 million in the fiscal year ended March 31, 2005 compared to the previous fiscal year as we reduced our long-term debt. Our balance of long-term debt outstanding (including the current portion) as of March 31, 2005 was ¥103,175 million compared to ¥111,605 million as of March 31, 2004.

Net Loss

As a result of the foregoing, net loss in the fiscal year ended March 31, 2005 was ¥5,173 million, a decrease of ¥31 million, or 0.6%, from ¥5,204 million in the previous fiscal year.

Liquidity, Capital Resources and Financial Condition

We view our ability to generate cash flows from operations as a key financial strength and source of liquidity. We have generated positive cash flows from operations since our commencement of operations in 2001. In addition to the cash flow generated from our operations, our available cash and our unused revolving credit facility also provide liquidity. As of September 30, 2006, we had ¥13,014 million of cash and cash equivalents, and we have ¥5,000 million available under our revolving credit facility. Historically, our principal liquidity requirements have been for capital expenditures, debt repayment, interest expense and working capital.

In recent periods, we have gradually reduced the amount of our outstanding long-term debt from ¥111,605 million as of March 31, 2004 to ¥103,175 million as of March 31, 2005 and to ¥87,600 million as of March 31, 2006. On September 30, 1999, we entered into a syndicated loan agreement in the amount of ¥125,900 million in connection with the initial construction of our theme park. We refinanced this loan in August 2005 with syndicated term loan facilities in the aggregate amount of ¥65,000 million. We incurred ¥2,696 million in refinance expenses, including prepayment penalty, in the fiscal year ended March 31, 2006 in connection with that transaction. Most recently, on August 18, 2006, we refinanced the entire outstanding amount of those syndicated term loan facilities with new syndicated term loan facilities in an aggregate amount of ¥49,400 million and a revolving credit facility of ¥5,000 million which is undrawn. We incurred ¥642 million in refinance expenses in connection with the transaction. This refinancing resulted in a further reduction of ¥10,000 million in our long-term debt.

We continue to have significant long-term debt; as of September 30, 2006, our total long-term debt (including the current portion) was ¥72,400 million, comprising ¥49,400 million outstanding under our syndicated term loan facilities and ¥23,000 million under our loan agreements with the City of Osaka and Osaka City Development Corporation. As of September 30, 2006, we had no short-term borrowings.

Long-term Debt

All of our long-term debt is under loan agreements. The following table shows the maturities on our long-term debt outstanding (including the current portion) as of September 30, 2006:

Twelve months ending September 30,	Maturity amount (millions of yen)
2007	¥ 1,750
2008	3,500
2009	4,360
2010	5,220
2011 and thereafter	57,570
Total	¥72,400

Syndicated Loan Agreement. We have entered into a syndicated loan agreement dated August 10, 2006 with Sumitomo Mitsui Banking Corporation, Development Bank of Japan, Goldman Sachs Japan Co., Ltd. and Nomura Capital Investment Co., Ltd. Pursuant to this agreement, we have five term loan facilities under which we had an aggregate of ¥49,400 million outstanding as of September 30, 2006 and a revolving credit facility for up to ¥5,000 million, which is currently undrawn. Two of the term facilities, under which we have an aggregate of ¥30,600 million outstanding, and the revolving credit facility are with a number of private financial institutions. The other three facilities, under which we have an aggregate of ¥18,800 million outstanding, are with Development Bank of Japan. Our obligations under these facilities are secured by substantially all of our material assets and properties.

An aggregate principal amount of ¥31,400 million under one of the facilities with private financial institutions and one of the facilities with Development Bank of Japan, which we refer to collectively as Facility A, bears interest at a floating rate equal to the Tokyo Interbank Offered Rate, or TIBOR, plus a margin ranging between 1.75% and 0.75%, set initially at 1.50%, depending on our leverage ratio, as defined in the agreement. The final maturity date for these loans is August 15, 2012. The outstanding principal amount is payable in 12 semi-annual installments in April and October of each year, beginning April 2007, with a final payment in August 2012. As of December 31, 2006, we owe ¥2,000 million to Nomura Capital Investment Co., Ltd. under Facility A.

An aggregate principal amount of ¥8,000 million under one of the facilities with Development Bank of Japan, which we refer to as Facility B, bears interest at an average fixed interest rate of approximately 3.22% per annum. The final maturity date for this loan is April 15, 2014. The outstanding principal amount is payable in six semi-annual installments in April and October of each year, beginning October 2011 and ending April 2014.

An aggregate principal amount of ¥10,000 million under one of the facilities with private financial institutions and one of the facilities with Development Bank of Japan, which we refer to collectively as Facility C, bears interest at a floating rate equal to TIBOR plus a margin initially set at 1.50% and increasing by 0.25% every April and October, beginning April 2007, up to 3.5%. The outstanding principal amount under Facility C is due in a single lump-sum payment at maturity on August 15, 2012. We are required to make mandatory prepayments in respect of Facility C in July of each year, beginning July 2008, in an amount equal to 40% of our EBITDA minus capital expenditures for the fiscal year most recently ended, subject to certain adjustments, including deductions in respect of voluntary prepayments of Facility C and scheduled repayments of all interest-bearing debt made in the previous fiscal year, up to a maximum annual prepayment of ¥2,000 million. In addition, on April 16, 2007 and October 15, 2007, we must pay a fee in an amount equal to 0.5% of the aggregate principal amount outstanding as of those dates under Facility C. We intend to use a portion of the proceeds from the global offering together with cash on hand to repay the ¥10,000 million outstanding under Facility C and any related prepayment penalties by the end of March 2007. As of December 31, 2006, the amounts of long-term debt under Facility C we owe to Goldman Sachs Japan Co., Ltd., an affiliate of Goldman Sachs International, and Nomura Capital Investment Co., Ltd., an affiliate of Nomura International plc, are ¥3,400 million and ¥600 million, respectively.

The revolving credit facility, which we refer to as Facility D, bears interest at a floating rate equal to TIBOR plus a margin ranging between 1.75% and 0.75%, set initially at 1.50%, depending on our leverage ratio. We must pay a commitment fee equal to 0.5% per annum of the unutilized commitments under this facility. Provided we are in compliance with the syndicated loan agreement, borrowings under the revolving credit facility are permitted until July 13, 2012 and are due between one and six months after drawdown. To date, we have not drawn down on this facility.

We are entitled to make voluntary prepayments in respect of all of the loan facilities subject to customary notice and other conditions including, in the case of Facility B, repayment fees.

We must comply with a maximum leverage ratio and a minimum adjusted debt service coverage ratio. We must maintain our leverage ratio below a specified maximum level measured as of March 31 and September 30 of each year, beginning March 31, 2007 and ending March 31, 2014. The maximum leverage ratio is initially set at 3.5 from March 31, 2007 and decreases to 3.25 on September 30, 2009 and to 3.0 on March 31, 2012. For these purposes, leverage ratio is defined as the ratio obtained by dividing the amount of our interest-bearing unsubordinated debt obligations as of the end of the relevant semi-annual period, less any amounts we have deposited in reserve accounts for the repayment of the loan facilities, by our EBITDA for the previous 12 months.

We must maintain our adjusted debt service coverage ratio at a minimum level of 1.35 as of March 31 and September 30 of each year through March 31, 2015. For these purposes, adjusted debt service coverage ratio is defined as the ratio obtained by dividing the sum of our average EBITDA for the previous two years plus a designated portion of our base fee paid to Universal Studios under the definitive agreement for the previous year plus any amounts we have deposited in reserve accounts for the repayment of the loan facilities as of the end of the previous semi-annual period plus or minus the change in working capital for the previous year minus income taxes paid for the previous year by the amount of estimated debt service payments in each fiscal year until March 31, 2015 in respect of our interest-bearing debt obligations (excluding the principal of the loans from the City of Osaka and Osaka City Development Corporation discussed below) as of the end of the previous semi-annual period.

We are prohibited from engaging in certain transactions, including the following:

- engaging as a main business in business or activities unrelated to leisure, amusement and entertainment;
- incurring capital expenditures in any year in an amount exceeding 75% of the sum of our EBITDA for the previous fiscal year plus cash and cash equivalents as of the end of the previous fiscal year minus principal and interest payable for the relevant fiscal year under the term loan facilities, subject to certain adjustments;
- incurring additional debt, except for subordinated debt, unsecured debt if our leverage ratio is below 2.5 and we would remain in compliance with the leverage ratio test limit and the adjusted debt service coverage ratio test's lower limit described above, and secured debt if our leverage ratio is below 1.0 and we would remain in compliance with the leverage ratio test limit and the adjusted debt service coverage ratio test's lower limit described above; and
- engaging in certain mergers, consolidations, sales of a business or similar transactions.

Loan Agreements with the City of Osaka. We have entered into six amended loan agreements with the City of Osaka under which we had an aggregate of ¥16,000 million in loans outstanding as of September 30, 2006. The interest rates on these loans are fixed rates, and payments of interest are due on March 31 of each year. The aggregate principal amount of the loans is due on May 25, 2014. These loans are unsecured.

Loan Agreements with Osaka City Development Corporation. We have entered into two amended loan agreements with Osaka City Development Corporation under which we had an aggregate of ¥7,000 million in loans outstanding as of September 30, 2006. The interest rates on these loans are floating rates, and payments of interest are due on March 31 of each year. The aggregate principal amount of the loans is due on May 25, 2014. These loans are unsecured.

Cash Flow

The following table summarizes our statements of cash flows for the fiscal years ended March 31, 2004, 2005 and 2006 and the six months ended September 30, 2005 and 2006:

	Fiscal year ended March 31,			Six months ended September 30,	
	2004	2005	2006	2005	2006
	(millions of yen)				
Net cash provided by (used in) operating activities	¥11,926	¥14,358	¥9,632	¥(1,304)	¥4,175
Net cash used in investing activities	(5,446)	(1,086)	(2,096)	(737)	(2,147)
Net cash used in financing activities	(9,302)	(13,343)	(1,429)	(387)	(16,232)
Effect of exchange rate changes on cash and cash equivalents	1	12	119	27	86
Increase (decrease) in cash and cash equivalents	(2,821)	(59)	6,226	(2,401)	(14,118)
Cash and cash equivalents at beginning of period	23,786	20,965	20,906	20,906	27,132
Cash and cash equivalents at end of period	¥20,965	¥20,906	¥27,132	¥18,505	¥13,014

Six Months Ended September 30, 2006 Compared With Six Months Ended September 30, 2005

Net cash provided by operating activities was ¥4,175 million in the six months ended September 30, 2006, compared with net cash used in operating activities of ¥1,304 million in the six months ended September 30, 2005. This change was due primarily to a reduction in decrease in other accounts payable of ¥2,267 million from ¥3,493 million to ¥1,226 million reflecting deferred royalty fees paid to NBC Universal, Inc. and certain rent and interest payments made in the prior period, as discussed further below, as well as a significant improvement in operating results as we recorded income before income taxes of ¥1,402 million in the six months ended September 30, 2006, compared with a loss before income taxes of ¥3,801 million in the six months ended September 30, 2005.

Net cash used in investing activities was ¥2,147 million in the six months ended September 30, 2006, an increase of ¥1,410 million from ¥737 million in the six months ended September 30, 2005. This increase was due primarily to an increase of ¥1,454 million in acquisition of property and equipment in the six months ended September 30, 2006 in connection mainly with the construction of our new roller coaster ride "Hollywood Dream—The Ride," scheduled to open in March 2007 as well as the remaining payments for the construction of the Land of Oz area and our Peter Pan's Neverland attraction, both of which opened in the current fiscal year.

Net cash used in financing activities was ¥16,232 million in the six months ended September 30, 2006, compared with ¥387 million in the six months ended September 30, 2005. In the six months ended September 30, 2006, we refinanced our syndicated loan facility, repaying ¥64,600 million in long-term debt, while receiving proceeds from new long-term debt of ¥49,400 million. In the six months ended September 30, 2005, we also refinanced our syndicated loan facility, repaying ¥87,175 million in long-term debt, while receiving proceeds of ¥65,000 million under the new loan facility and ¥24,970 million from the issuance of capital stock.

Fiscal Year Ended March 31, 2006 Compared With Fiscal Year Ended March 31, 2005

Net cash provided by operating activities was ¥9,632 million in the fiscal year ended March 31, 2006, a decrease of ¥4,726 million, or 32.9%, from ¥14,358 million in the previous fiscal year. This decrease was due primarily to a decrease in other accounts payables of ¥2,337 million in the fiscal year ended March 31, 2006 compared to an increase of ¥1,476 million in the previous fiscal year, refinance expense of ¥2,696 million in the fiscal year ended March 31, 2006 and a decrease in the "other, net" category of ¥802 million in the fiscal year ended March 31, 2006 compared to an increase of ¥1,448 million in the previous fiscal year. The decrease in other accounts payables was due primarily to deferred royalty fees owed to subsidiaries of NBC Universal, Inc. and rent to the City of Osaka which were deferred in the fiscal year ended March 31, 2005 and paid in the fiscal year ended March 31, 2006. These payments were deferred as the result of restrictions set forth in our then existing syndicated term loan agreement.

Net cash used in investing activities was ¥2,096 million in the fiscal year ended March 31, 2006, an increase of ¥1,010 million, or 93.1%, from ¥1,086 million in the previous fiscal year. This increase was due primarily to an increase of ¥921 million in acquisition of property and equipment in the fiscal year ended March 31, 2006 compared to the previous fiscal year in connection mainly with the construction of our Peter Pan's Neverland attraction and our new Land of Oz area, both of which opened in the current fiscal year.

Net cash used in financing activities was ¥1,429 million in the fiscal year ended March 31, 2006, a decrease of ¥11,914 million, or 89.3%, from ¥13,343 million in the previous fiscal year. This decrease was due primarily to a refinancing of our syndicated loan agreement and the issuance of preferred stock in the fiscal year ended March 31, 2006. In connection with the refinancing, we received ¥65,000 million in proceeds from long-term debt and used ¥87,575 million for the repayment of long-term debt. We also incurred ¥2,696 million in refinance expense. We received ¥24,970 million in net proceeds from the issuance of our class A preferred stock to affiliates of Goldman Sachs Japan Co., Ltd. and Development Bank of Japan in the fiscal year ended March 31, 2006.

Fiscal Year Ended March 31, 2005 Compared With Fiscal Year Ended March 31, 2004

Net cash provided by operating activities was ¥14,358 million in the fiscal year ended March 31, 2005, an increase of ¥2,432 million, or 20.4%, from ¥11,926 million in the previous fiscal year. This increase was due primarily to a decrease in inventories of ¥1,272 million in the fiscal year ended March 31, 2005 compared to an increase of ¥386 million in the previous fiscal year and an increase of ¥1,270 million in increase in other accounts payable in the fiscal year ended March 31, 2005 as compared to the previous fiscal year. These were partially offset by an increase of ¥1,244 million in decrease in advances from customers for sales of annual passes.

Net cash used in investing activities was ¥1,086 million in the fiscal year ended March 31, 2005, a decrease of ¥4,360 million, or 80.1%, from ¥5,446 million in the previous fiscal year due. This decrease was due primarily to a decrease of ¥4,767 million in acquisition of property and equipment in the fiscal year ended March 31, 2005 compared to the previous fiscal year. The lower level of acquisition of property and equipment in the fiscal year ended March 31, 2005 was because we did not open any major attractions in that year.

Net cash used in financing activities was ¥13,343 million in the fiscal year ended March 31, 2005, an increase of ¥4,041 million, or 43.4%, from ¥9,302 million in the previous fiscal year. This increase was due primarily to ¥2,000 million in short-term borrowings in the fiscal year ended March 31, 2004 and an increase of ¥1,749 million in repayments of deferred payment liabilities, primarily those incurred in connection with construction costs for The Amazing Adventures of Spider-Man®—The Ride attraction, in the fiscal year ended March 31, 2005 compared to the previous fiscal year.

Capital Expenditures

We make capital expenditures primarily in support of building new attractions. These costs vary from year to year based on the timing of new attractions that require significant capital investment. We expect to spend approximately ¥5.4 billion on a new roller coaster ride "Hollywood Dream—The Ride," scheduled to open in March 2007. We expect to pay most of this amount in the current fiscal year.

Quantitative and Qualitative Disclosure Regarding Market Risk

We use derivative transactions to mitigate risks of fluctuations in interest rates and foreign currency exchange rates. We do not use these transactions for the purposes of speculation. We evaluate hedge effectiveness by comparing the cumulative changes in cash flows from, or the changes in fair value of, hedged items and the corresponding changes in the hedging derivative instruments.

These transactions are subject to risks of interest rate changes and foreign currency exchange rate changes as well as credit risks that arise from the nonperformance by the counterparties to the transactions. We enter into derivative transactions only with financial institutions with a high credit rating in order to mitigate credit risk. Our Accounting and Finance department executes and manages these transactions in accordance with internal management regulations. Transactions over specified amounts require the approval of and are reported to senior management.

See note 11 to our audited financial statements and note 6 to our unaudited interim financial statements included elsewhere in this offering circular for further information on our derivative transactions.

Foreign Currency Exchange Rate Fluctuations

Although all of our revenue is yen-denominated, some of our expenses, such as capital expenditures incurred in connection with developing new attractions and certain of our costs for parts for existing attractions, licensing fees, merchandise and services, are denominated in foreign currencies, primarily U.S. dollars. We hedge a portion of this exposure by using forward foreign currency and coupon swap contracts.

Interest Rate Fluctuations

We are exposed to interest rate fluctuation risk with respect to debt obligations with floating interest rates, including ¥41,400 million of long-term debt under our syndicated loan agreement and ¥7,000 million of long-term debt under our agreements with Osaka City Development Corporation outstanding as of September 30, 2006. We hedge approximately 50% of this exposure using interest rate swap contracts taking general interest rate trends into consideration. These transactions in effect convert some of our floating rate debt into fixed rate debt.

Contractual Cash Obligations

The following table reflects our estimated cash contractual obligations as of September 30, 2006:

	Payment due by period				
	Total	Less than 1 year	1-3 years	3-4 years	More than 4 years
	(millions of yen)				
Contractual obligations:					
Long-term debt	¥72,400	¥1,750	¥7,860	¥5,220	¥57,570
Lease obligations	1,320	542	732	41	5
Total	¥73,720	¥2,292	¥8,592	¥5,261	¥57,575

Under our definitive agreement with subsidiaries of NBC Universal, Inc., we are required to pay a base fee monthly in an amount equal to 7.5% of our gross revenues, subject to certain exceptions and adjustments. See "Business—Agreements with Universal—Definitive Agreement—Fees."

We own and operate Universal Studios Japan, the second largest theme park destination in Asia, measured in terms of number of visitors. Universal Studios Japan also has the highest attendance of any Universal Studios theme park in the world. We had approximately 8.3 million visitors during the fiscal year ended March 31, 2006 and approximately 4.0 million visitors during the six months ended September 30, 2006.

Universal Studios Japan is a world-class, family-oriented theme park that combines immersive environments with state-of-the-art attractions based on well-known Hollywood movie, television and comic and story book characters and themed dining and retail venues. Our goal is to provide our guests with a level of delight and service exceeding all expectations. Our theme park is situated on a 54 hectare site and features 22 rides, shows and other attractions, 52 dining locations and 32 retail locations.

Our theme park is located in the City of Osaka in western Japan. Osaka is the second largest business center in Japan, with approximately 8.8 million people living in Osaka prefecture and approximately 37 million people living within a 200 kilometer radius. It is the largest city in the Kansai area, which encompasses Osaka prefecture and five neighboring prefectures and includes the cities of Kobe, Kyoto and Nara. The Kansai area is the second most populous region in Japan.

Our theme park is located near the waterfront in Osaka's western section and can be accessed by a ten-minute train ride from Osaka station, the main train hub in the region. As part of its efforts to enhance its status as a global tourist and business center, Osaka has designated its coastal area to be redeveloped from a largely industrial area to a diverse, multipurpose waterfront community intended to have a wide range of businesses and attractions.

History

In 1991, Universal Studios, Inc. (a predecessor to NBC Universal, Inc.) formed a liaison office for the development of new business opportunities in Japan. We were incorporated in 1994 as Osaka Universal Promotion Company and changed our name to USJ Co., Ltd. in 1996. Our initial shareholders included Universal Studios Entertainment Japan Investment Company (a subsidiary of NBC Universal, Inc.), the City of Osaka, Rank Holdings (Netherlands) B.V. (a subsidiary of Rank Group plc., a then partner in the Universal Studios Florida theme park) and a number of large Japanese companies mostly based in the Kansai area. We began construction of our theme park in October 1998 and opened our theme park to the public on March 31, 2001.

The following table shows our theme park attendance for the periods indicated:

	Fiscal year ended March 31,					Six months ended September 30,	
	2002	2003	2004	2005	2006	2005	2006
	(thousands)						
Attendance	11,029	7,637(1)	9,889(1)	8,100	8,314	3,965	3,963

Note:

(1) Includes 296 thousand Hollywood Friends Pass visitors in the fiscal year ended March 31, 2003 and 3,304 thousand Hollywood Friends Pass visitors in the fiscal year ended March 31, 2004. Hollywood Friends Passes were highly discounted passes that allowed for unlimited re-entry from March 15, 2003 to December 15, 2003, except for certain blackout dates.

Due in part to lower attendance after our first year as well as high operating costs, interest costs and depreciation and amortization expenses, we undertook a series of initiatives beginning in the fiscal year ended March 31, 2005 to revitalize our financial condition and operations, including the following:

- introduced a new management team led by our current President and Chief Executive Officer, Glenn Gumpel which endeavors to instill an attitude among our employees that "everything is possible" under our corporate slogan "Swing the Bat" and to implement the core principles of our management philosophy: accountability, transparency, communication, building on the strengths of different cultures, urgency, execution and empowerment;

- reorganized our organizational structure and hired new senior managers, including our General Manager of Finance & Administration Division and General Manager of Human Resources, Marketing and Sales Department;
- repositioned our brand image from one of high thrills appealing primarily to young people to a sense of wonder and imagination appealing to a broader audience of women and families with children;
- shifted emphasis from offering merely functional experiences through our attractions to providing more emotional experiences through special events, characters, shows and atmosphere entertainment;
- stabilized our attendance base and positioned the company for future attendance growth;
- created a lower cost, more variable workforce by optimizing operating and staffing schedules, reducing fixed headcount, switching from seniority-based remuneration to a pay-for-performance remuneration structure, with bonuses tied to our financial performance, and creating cross-functional employee teams to identify opportunities to create efficiencies, improve guest services and increase employee satisfaction;
- reduced operating costs by conducting more maintenance and repair operations in-house without compromising the level of safety, terminating leases for underutilized parking lots, off-site office space and warehouses and consolidating merchandise, food and beverage vendors;
- invested in lower cost attractions and seasonal event offerings which appeal to women and families with children and to increase repeat visitation;
- refinanced our indebtedness by entering into a ¥65 billion syndicated loan agreement in August 2005, which we in turn refinanced with a ¥54.4 billion syndicated loan agreement in August 2006; and
- issued ¥20 billion and ¥5 billion, respectively, of preferred stock in July 2005 to Crane Holdings Ltd., an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc., and DBJ Value Up Fund, an affiliate of Development Bank of Japan, which was subsequently converted to common stock in March and November 2006.

Japan's Theme and Amusement Park Industry

According to a report by the Ministry of Economy, Trade and Industry of Japan, there were 233 amusement parks, theme parks, zoos, aquariums and similar facilities in Japan in 2004, including 33 in the Kansai area. Of this number, 52 were theme parks. In 2004, total revenues at these 233 facilities were ¥600.6 billion and total revenues from the 52 theme parks were ¥438.2 billion. In 2004, total admissions to the 233 facilities were 108.9 million people and total admissions to the 52 theme parks were 58.9 million people. We believe that there are only two world-class theme park destinations in Japan, Universal Studios Japan™ and Tokyo Disney Resort™.

Japan's population is approximately 128 million. Approximately 37 million people live within a 200 kilometer radius of our theme park, or within a distance that we believe makes a day trip to our park possible. In addition, approximately 60 million tourists visit Osaka prefecture annually from other parts of Japan and overseas.

The number of foreign visitors to Japan has been increasing in recent years and we expect this trend to continue. In part, this trend reflects improving economies in countries in which visitors to Japan live, as well as Japan's easing of travel restrictions for visitors from some of those countries. For example, in recent years, Japan has lifted its entry visa requirements for visitors from Hong Kong, South Korea and Taiwan and for school groups from mainland China. The increase in foreign visitors also reflects proactive steps Japan has taken to increase the number of foreign visitors. For example, the Visit Japan Campaign, an official Japanese government campaign, is designed to increase the annual number of foreigners visiting Japan from approximately 6.7 million in 2005 to ten million by the year 2010.

Strengths

We believe that our strengths include the following:

A World-class Theme Park with Globally Recognized Brands

We operate a world-class theme park under the globally recognized Universal Studios brand and featuring other globally recognized entertainment content, themes and characters. The Universal Studios brand is associated with world-class, state-of-the-art entertainment experiences and we believe that we operate a theme park which meets the highest standards. We believe that Universal Studios Japan has achieved a very high level of brand awareness among Japanese consumers. Our theme park also features entertainment and characters well-known to both residents of Japan and visitors from overseas, including:

- Hollywood blockbuster movies, such as E.T. the Extra-Terrestrial®, JAWS®, Jurassic Park®, Shrek®, Spider-Man® and Terminator 2®;
- World famous characters with broad family appeal, such as Snoopy® and other Peanuts® characters, Elmo™, Cookie Monster® and other Sesame Street® characters, Hello Kitty®, Peter Pan and Pink Panther®; and
- An abridged version of the Tony award winning Broadway hit musical Wicked.

Superior Location with Convenient Access

Our location in the City of Osaka within western Japan makes our theme park easily accessible by the large number of residents of the surrounding region and the high volume of visitors to the Kansai area. The six prefectures that make up the Kansai area have a total gross domestic product equal to approximately that of Canada or South Korea. Approximately 37 million people live within a 200 kilometer radius of our theme park, or within a distance that makes a day trip to our park possible. In addition, approximately 60 million tourists visit Osaka prefecture annually from other parts of Japan and overseas. Because we are located in the City of Osaka, visitors may enjoy convenient railway and road access to our theme park, including a ten-minute train link to Osaka Station, a central urban transportation hub. Tourists from outside the Kansai area can access the area through Japan's Shinkansen bullet train network and three major airports, including Japan's second largest international airport, as well as by ferry.

Strong Competitive Position

We believe that we operate the only world-class theme park destination in western Japan based on quality, scale and content of attractions and other facilities. The creation of our theme park required the acquisition of use of a 54 hectare site within a major metropolis and an investment over the years since our inception of over ¥200 billion in park facilities and infrastructure. These factors, we believe, present a significant challenge to replicating our success in building a world-class theme park destination in the Kansai area. Outside western Japan, Tokyo Disney Resort™, located over 400 kilometers away in eastern Japan, offers Japan's only alternate world-class theme park destination.

Proven Appeal

Our theme park has been consistently popular since we began operations. For four of the past five fiscal years ended March 31, 2006, we have had the second highest attendance of any theme park destination in Asia. We also have the highest attendance of any Universal Studios theme park in the world. Our continuing appeal is also evident in the large number of repeat visitors to our theme park, our large number of annual pass holders and fan club members and the high level of spending by our visitors, as follows:

- Approximately 74% of our domestic visitors during the fiscal year ended March 31, 2006 had visited the theme park at least once before;
- We had approximately 470,000 annual pass holders and over 650,000 members of our fan club, Club Universal as of March 31, 2006; and

- Each of our visitors spent on average ¥7,471 when they visited in the fiscal year ended March 31, 2006, which we believe was among the highest amount of per capita revenue at any theme park in the world.

High Operational Standards and Performance

A high level of operational readiness and safety are critical to the success of a world-class theme park. We operate and maintain our attractions and other facilities to ensure that they are continuously available to visitors and meet the highest standards. We develop and maintain our attractions in accordance with Japanese Industrial Standards, and we have ISO 9001 certification in maintenance. We have a five and a half year track record of operating our theme park at a world-class level of operational readiness, guest satisfaction and visitor and employee safety. We believe our high performance standards are reflected in our strong safety record and high level of guest satisfaction based on our guest surveys.

Improving Financial Condition and Performance and EBITDA

Our financial condition and performance have steadily improved and we believe that we are well positioned for continued progress, as illustrated by the following:

- Our EBITDA has steadily increased over the past four fiscal years, growing from ¥9,414 million in the fiscal year ended March 31, 2003 to ¥17,146 million in the fiscal year ended March 31, 2006, with EBITDA margin increasing from 12.4% to 25.1% over that same period. In the six months ended September 30, 2006, our EBITDA margin was 29.6%.
- As the result of the refinancings we conducted in 2005 and 2006, we significantly reduced our total indebtedness (short-term borrowings and long-term debt including current portion) from ¥124.7 billion as of March 31, 2003 to ¥72.4 billion as of September 30, 2006, and our debt-equity ratio, which we calculate as total indebtedness (excluding ¥10.0 billion of non-interest bearing debt outstanding as of March 31, 2003) divided by shareholders' equity (net assets), from 6.1 times to 2.4 times over that same period. We believe our reduced leverage has improved our financial condition and provides us with greater strategic flexibility going forward.
- In the six months ended September 30, 2006, we achieved net income of ¥1,399 million, after recording net losses in each of our first five years of operations. We expect that continuing declines in our depreciation and amortization expenses as the depreciation and amortization of assets acquired in connection with the construction of our theme park is gradually completed and lower interest expense due to our reduced leverage and borrowing costs will contribute to our net income in the future.
- As of March 31, 2006, we had ¥18,940 million in tax loss carryforwards, all or a portion of which we expect to utilize in the future assuming we generate taxable income.

An Experienced Management Team Focused on Enhancing Shareholder Value

We have assembled a management team that brings to bear years of experience in the global theme park and Japanese retail industries and who are committed to our continued success, including:

- Glenn Gumpel, our President and Chief Executive Officer, who has over 30 years of experience in the theme park and Hollywood entertainment industries, most recently as the President of International and Global Business Affairs at Universal Parks & Resorts;
- Isao Tanaka, our General Manager of our Marketing and Sales Division, with over 30 years of experience in the Japanese retail industry, mainly with McDonald's Company (Japan), Ltd.;
- Vernon McGugan, our General Manager of our Park Operations Division, with over 30 years of experience in theme park operations at The Walt Disney Company and Universal Parks & Resorts; and
- Koji Iida, our General Manager of our Finance & Administration Division, who previously served in similar positions at Toys "R" Us-Japan, Ltd. and AEON Co., Ltd., one of Japan's largest retailers.

Our management team endeavors to instill an attitude among our employees that "everything is possible" under our corporate slogan "Swing the Bat." We use this slogan on internal correspondence and materials as well as on pocket cards that we provide to all of our employees which summarize the core principles of our management philosophy: accountability, transparency, communication, building on the strengths of different cultures, urgency, execution and empowerment. We reinforce this philosophy through various employee communication tools, including regularly scheduled town hall meetings.

Our management is focused on enhancing shareholder value by continuing to increase EBITDA, growing attendance and identifying cost-effective capital investments that are highly marketable to our core audience and attract visitors and provide return on investment, while maintaining our high level of operational standards and performance. The recent attractions we have introduced at a relatively modest cost, including Peter Pan's Neverland and an abridged version of the Tony award winning Broadway hit musical Wicked, have received high levels of guest satisfaction, based on our guest surveys. We have recently adopted a pay-for-performance compensation system with EBITDA as a key factor and stock option plans for directors and employees that we believe will further contribute to the focus on shareholder value.

Strategy

Our goal is to become Asia's leading entertainment and leisure company. We intend to pursue the following strategies to realize this goal:

Provide World-class, Family-oriented Entertainment

The core of our strategy is to provide world-class, family-oriented entertainment that appeals to potential visitors in and outside Japan. Success as a global theme park requires us to create an environment for visitors that combines:

- a sense of wonderment and escape from the ordinary;
- entertaining and emotionally engaging attractions;
- immersive environments featuring engaging and familiar characters;
- great dining and shopping experiences;
- guest and employee safety of the highest caliber; and
- service that leads to overall guest satisfaction.

Focus on our Core Target Audience of Women and Families with Children

As women and families with children are the primary users of theme parks and leisure entertainment in Japan, we have been focusing on attracting visitors from this target audience. In addition, we believe these visitors are more likely to return to our theme park and become repeat visitors than other categories of visitors. We have repositioned our brand from the "Power of Hollywood," which targeted a teen to young adult audience, to "World-class Family Entertainment," which targets a broader family and female audience, in our media, advertising and other communications. At the same time, we shifted our focus from creating a functional connection for visitors to the thrills of our attractions to an emotional connection to the entire park experience. Our selection of characters, shows, special events and story-lines in our attractions, theme park environment and guest services is designed to create this emotional connection. For example, we introduced new attractions that are immersive and deliver a sense of wonderment to guests, such as our evening lagoon show Peter Pan's Neverland, an abridged version of the Broadway musical Wicked and our highly interactive character musical parade Happy Harmony Celebration.

While we believe making significant changes to consumers' perceptions can take time, we believe we are already seeing success in attracting this target audience, evident in the increase in the percentage of our domestic visitors comprised of children between the ages of four and eleven from approximately 11% in the fiscal year ended March 31, 2002 to 21% in the fiscal year ended March 31, 2006, and an increase in the percentage of domestic visitors who are female from 59% to 65% over the same period.

Develop Effective Marketing and Sales Efforts for Each Market Segment

Our marketing and sales efforts are geared to increasing the number of first-time visitors, repeat visitors and international visitors. Each of these market segments is important to our continued growth. While we have attracted many Japanese people to our theme park, we believe that our rate of penetration can continue to climb and that we can attract a significant number of first-time visitors in Japan, particularly residents in the region surrounding the Kansai area and the Kanto region, including Tokyo. Maintaining stable growth in our repeat visitors is also critical because repeat visitors provide a reliable source of revenue to support our operations. In the fiscal year ended March 31, 2006, approximately 74% of our domestic visitors were repeat visitors. We have also focused in recent years on increasing the number of visitors from outside Japan, with such visitors increasing from approximately 2% of our total visitors in the fiscal year ended March 31, 2004 to approximately 9% in the fiscal year ended March 31, 2006. With easy access to our theme park from nearby international airports and growth generally in tourism to Japan from other parts of Asia, we believe that we can continue to increase the number of our international visitors.

Our strategies for each of these three market segments are as follows:

- In regions outside the Kansai area, particularly the region surrounding the Kansai area and the Kanto region, we seek to build awareness of Universal Studios Japan and increase our penetration through:
  - media purchases targeted to potential visitors in these areas;
  - enhancement of our website and use of other channels such as promotions delivered through mobile phones;
  - national promotional campaigns with our corporate marketing partners, such as our in-flight campaign with All Nippon Airways Co., Ltd., involving the broadcast of promotional videos on domestic and international flights, and our in-store campaigns with Coca-Cola (Japan) Company, Limited;
  - generation of publicity about our theme park, such as media coverage of the introduction of new shows and attractions; and
  - cooperation with travel agencies and other sales agents, including JTB Corp., Japan's largest travel agency, and Lawson, Inc., Japan's second largest convenience store chain.
- We seek to attract repeat visitors, particularly residents of the Kansai area, through:
  - media purchases targeted to potential visitors in these areas;
  - periodic additions of highly marketable new attractions that bring visitors back to our theme park, such as the launch of Happy Harmony Celebration in April 2005, Peter Pan's Neverland in April 2006 and our new state-of-the-art roller coaster ride planned for March 2007;
  - seasonal events that encourage visitors to spend regular celebrations and holidays with us, such as our Halloween event, our Christmas activities and our New Year's Eve countdown party and special events such as concerts; and
  - effective ticketing strategies, such as our annual pass program, by which we seek to encourage regular pass visitors to upgrade to an annual pass, and our evening discount pass.
- We seek to increase international visitors by:
  - using our sales offices in Hong Kong, South Korea and Taiwan, opened in 2005, and Chinese and Korean language information on our website to drive increased visitation from our key Asian markets;
  - generating publicity about our theme park through local media coverage; and
  - cooperating with others, such as the government's Visit Japan Campaign, to increase our penetration among the growing number of international visitors to Japan, particularly those who come to the Kansai area.

Increase Spending Per Visitor

While we believe that our average revenue per visitor is among the highest of any theme park in the world, we are continually seeking to increase this amount. Our current efforts include:

- We increased our ticket prices in July and October 2006, including a 5.5% increase in the price of our adult one-day regular pass. Based on the popularity of our theme park and improving economic conditions in Japan, we believe that these increases will not have a significant adverse effect on attendance.
- We are emphasizing programs that generate additional revenue beyond sales of passes, merchandise and food and beverage, such as our sales of Express Pass Booklets, which have increased significantly over the past two and one-half fiscal years, as well as guided tours, special ticketed shows such as seasonal shows we present periodically at existing attraction venues and group programs such as our after-hours' parties.
- We seek to increase spending on merchandise and food and beverage by developing unique products and menus linked to new attractions and seasonal events, which have the added benefit of enhancing the attractions and events. For example, we developed the Peter Pan's Neverhand, a plastic light that lights up when shaken, that visitors can enjoy as an interactive element when watching our Peter Pan's Neverland attraction.

Increase EBITDA and Improve Financial Condition

Our management's continued focus will be on increasing EBITDA and improving our financial condition. We intend to focus on strategies to increase revenue through our pricing strategy, optimize the mix of annual pass and regular visitors and increase attendance through effective marketing and by providing superior attractions, events and services. We also intend to continue our recent efforts to control costs and execute a prudent capital expenditure strategy that focuses on cost-effective attractions, while steadily decreasing our long-term debt.

Our Theme Park

Our theme park is located on 54 hectares of land, comprised of 39 hectares for the park facility and 15 hectares for parking. Our theme park is open every day of the year, generally from 9:00 a.m. to 9:00 p.m. during peak periods, with shorter hours at other times, and features 22 rides, shows and other attractions, 52 dining locations and 32 retail locations.

Rides, Shows and Other Attractions

We currently feature the following 22 rides, shows and other attractions:

- *The Amazing Adventures of Spider-Man®—The Ride:* This ride creates a unique theme park experience for our visitors by employing a combination of motion simulation and theatrical production techniques to simulate a battle between superheroes and arch villains. This is the world's first attraction combining moving, motion-based ride vehicles, 3-D film and live action. The ride's set includes a virtual 400 foot freefall experience.
- *Animation Celebration™:* Woody Woodpecker® interacts with a live actor with cartoon special effects and antics.
- *Back to the Future®—The Ride:* A virtual reality ride that takes visitors from the future to the past, along the way encountering avalanches, dinosaurs, a molten volcano, mountains, the bottom of the sea and into the midst of the ice age. This ride features a motion simulator combined with a seven-story OMNIMAX® film screen, with liquid nitrogen fog to simulate space travel.
- *Backdraft™:* A re-creation of the movie that puts visitors into the final scene, including a set with ruptured fuel lines, melting metal and flames.
- *E.T. Adventure®:* Visitors climb aboard star-bound bicycles to help E.T.™ save his dying planet and continue the saga of one of the world's most beloved screen characters.
- *Happy Harmony Celebration:* A musical parade show featuring four well-known character families—Hello Kitty®, Peanuts®, Sesame Street® and Shrek®—accompanied by a cast of dancers and performers.

- *JAWS®:* A multi-sensory water-based ride adventure that brings visitors face-to-face with a simulation 32-foot three-ton great white shark that moves through the water at speeds of up to 20 feet per second.
- *Jurassic Park®—The Ride:* Visitors encounter the mysteries and wonders of a prehistoric world as they take a raft ride tour through dinosaur habitats and come face-to-face with five-story high simulation dinosaurs.
- *Mel's Dinner Stage:* An outdoor stage in front of Mel's Drive-In™ restaurant, currently featuring a dance musical show by the Detroit 5, which highlights Motown classics.
- *Peppermint Patty's Stunt Slide™:* An exciting waterslide for adults and children.
- *Peter Pan's Neverland:* A re-creation of the fairytale combining original song and dance with special effects, pyrotechnics and live action which provides visitors with wonderment and spectacle. The show is set in our lagoon and features re-creations of the pirate ship of Captain Hook, the forest where the Lost Boys live, the Indian Rock and the Mermaid Stage.
- *Props Dock Stage:* An outdoor stage for live musical shows, including 5th Street Blues, featuring Jake and Elwood, the famous Blues Brothers®.
- *Sesame Street 4-D Movie Magic™:* A 3-D movie of Elmo™, Cookie Monster® and Big Bird® diving into the sea and soaring into the sky with special effects and motion simulator technology so that visitors can see, hear and feel the action in their seats.
- *Shrek's 4-D Adventure™:* Visitors join Shrek®, Donkey and Princess Fiona® on an all-new adventure that picks up where the movie left off. This attraction utilizes four state-of-the-art, high-resolution digital cinema projectors to create a 3-D film sensation with special effects and motion simulator technology so that visitors can see, hear and feel the action in their seats.
- *Snoopy's Great Race™:* A family-friendly indoor roller coaster.
- *Snoopy's Playland™:* An outdoor playground area with Snoopy® and other Peanuts® characters, designed especially for younger children.
- *Snoopy's Sound Stage Adventure™:* An interactive playground adventure with Snoopy and other Peanuts® characters.
- *Terminator 2:3D™:* This interactive adventure combines 3-D cinematography, high-tech special effects, digital graphics and live-action stunts to put visitors in the middle of the action.
- *Toto & Friends*: An animal adventure show featuring Dorothy and Scarecrow searching for Toto in the Enchanted Orchard of Oz, where they encounter funny and friendly forest animals.
- *Universal Monsters Live Rock and Roll Show™:* A revue-style show featuring official Universal Studios® monsters such as Frankenstein®, the Bride of Frankenstein®, Dracula, The Wolfman® and Beetlejuice™ singing and dancing to rock and roll classics.
- *WaterWorld™:* A water-based show featuring high-tech special effects, pyrotechnics, flames, daredevil boat pilots and human stunts.
- *Wicked:* Set in the Land of Oz section of the theme park, this show tells the story of the origins of the Witches of Oz and features select scenes from the Tony award winning Broadway hit musical, colorful sets and costumes, and singing and dancing. This show is produced by the creators of the Broadway musical exclusively for our theme park.

Many of our attractions are found at other Universal Studios theme parks. However, some are currently exclusive to our theme park, including Animation Celebration™, Happy Harmony Celebration, Peppermint Patty's Stunt Slide™, Peter Pan's Neverland, Sesame Street 4-D Movie Magic™, Snoopy's Great Race™, Snoopy's Playland™, Snoopy's Sound Stage Adventure™, Toto & Friends and the theme park adaptation of Wicked. Some or all of these attractions may be presented at other theme parks in the future.

We are currently developing a new state-of-the-art, family-oriented roller coaster ride that is scheduled to open in March 2007. The coaster will run on a 1.2 kilometer course from the entrance of our theme park to the lagoon in the center of the park. The coaster will be visible to guests throughout the park and as they are approaching the park. The coaster will reach a height of approximately 44 meters and glide over our iconic canopy and will carry up to 36 guests at a time. The experience is designed to provide a sense of wonderment rather than extreme thrill, and to appeal to a broad family audience. Guests will be able to choose from a selection of music tracks for each seat. The duration of the ride will be approximately three minutes. A popular Japanese singing duo, Dreams Come True, will be recording an original theme song for the ride.

Atmosphere Theme Shows

We also feature atmosphere theme shows, which change seasonally. Some of our current shows include the following:

- *The Famous 5—Dreamers' Tour:* Elmo™ and other Sesame Street® characters ride on a bus tour sharing music and fun with visitors and posing for photo opportunities.
- *Hello Kitty® Birthday Celebration:* Hello Kitty® and her friend Dear Daniel throw a birthday party for our young visitors.
- *Pagoda:* A Chinese acrobatic performance combining power, elegance and precision movement.
- *Yellow Brick Band:* A colorful brass band that performs on the main street of our new Land of Oz themed area.

These shows are performed at predetermined times throughout the day.

Seasonal and Special Events

We hold a number of seasonal and special events, including the following:

- In March, we celebrate our anniversary with various events. For example, in March 2006, to celebrate our fifth anniversary, we featured Happy Harmony Celebration 5th Anniversary Special, a special fifth anniversary version of the parade show.
- In late September and October, we have a Halloween event. We re-theme a significant part of our theme park with Halloween decorations. Last year's theme, Universal Wonder Halloween, featured a show, *Sorcière*, with the U.K.-based acrobatic group The Generating Company performing on a 16-meter high stage with live wire action, as well as a Snoopy® musical show with photo opportunities.
- In late November and December, we have a Christmas event. We re-theme a significant part of our theme park with Christmas decorations. Last year's theme, Universal Wonder Christmas, featured a choral concert accompanied by a live orchestra in front of Japan's tallest Christmas tree, which we lit up nightly.
- On New Year's Eve, we host a countdown party, with a fireworks show, special performances and a countdown to midnight.

We also conduct smaller events around other holidays or special days, such as Valentine's Day and Coming of Age Day, and occasionally host movie premiers throughout the year to generate interest and publicity and increase attendance. We intend to increase the number of seasonal and special events.

Characters

Our "walk around" street characters include Woody Woodpecker®, Winnie Woodpecker®, Chilly Willy™, Snoopy®, Charlie Brown and other Peanuts® characters, Shrek®, Princess Fiona®, Donkey and other characters from the movie *Shrek*, Elmo™, Cookie Monster®, Bert® and Ernie® and other Sesame Street® characters, Pink Panther®, Popeye®, Olive Oyl® and Betty Boop®. We also feature Hello Kitty® and various Wizard of Oz characters. Our theme park also features three photographic service areas, where visitors can have their photos taken with various themed characters.

Restaurants and Shops

Our food and beverage facilities include full-service restaurants; cafeteria-style restaurants and fast-food facilities as well as food stands and carts situated throughout the park. Our facilities include the following:

- *The Dragon's Pearl™*: A casual Chinese restaurant located in the San Francisco area of our theme park.
- *Finnegan's Bar & Grill™:* An authentic 1930's New York style Irish Pub & Restaurant decorated with American nostalgia.
- *Lombard's Landing™*: Fine dining in a reproduction of a San Francisco seafood restaurant with a waterside view of our lagoon.
- *Louie's New York Pizzeria™*: An authentic New York-style pizzeria modeled after the sets of Hollywood gangster movies.
- *Mel's Drive-In™:* A replica of the diner from the movie *American Graffiti* where visitors can relive the 1950's with muscle cars, poodle skirts, and doo-wop music.
- *Munchkin Kitchen*: A Wizard of Oz-themed restaurant featuring hearty and healthy meals located in the Land of Oz area of our theme park.
- *Park Side Grille™:* A full service restaurant offering fine dining in a relaxed atmosphere overlooking our re-creation of Central Park.
- *Pink Cafe*: A fun cafe with various sweets located in the Hollywood area of our theme park.
- *Saido™:* An authentic Japanese restaurant for the entire family set in our New York area.
- *Snoopy's® Backlot Cafe*: A children's restaurant where children can meet Snoopy.
- *Studio Stars Restaurant™:* A commissary decorated with past and present movie memorabilia.

We have 27 retail stores and five retail carts in our theme park. Many of these locations sell merchandise related to particular attractions, such as the Amazing Spider-Man® Store, Jurassic Park® Outfitters, Back to the Future® Gifts and Snoopy® Studio Store, with other stores featuring merchandise related to other characters in our theme park, such as Hello Kitty's® Celebrity Style and Studio Style in Pink, featuring Pink Panther® products. We also develop and market merchandise in connection with some of our attractions and special events. For example, in connection with our Peter Pan's Neverland attraction, we sell Neverhand, a plastic hand that lights up when shaken that is an element in the interactive portion of the show. We intend to develop other products in coordination with future attractions and special events.

We own and operate all of the restaurants and most of the shops in our theme park.

Area Themes

Our theme park is divided into the following nine theme-based areas:

- *Amity Village.* This area re-creates the tranquil atmosphere and quaint architecture of a New England fishing village. Visitors can enjoy our JAWS® attraction as well as two shops and three restaurants.
- *Hollywood.* This area includes palm trees and re-creations of Hollywood Boulevard and Rodeo Drive, and features Shrek's 4-D Adventure™, Sesame Street 4-D Movie Magic™, Universal Monsters Live Rock and Roll Show™, Animation Celebration™, E.T. Adventure® and the Blues Brothers® attractions, as well as 13 theme-related shops and five theme-related restaurants, including Mel's Drive-In™.
- *Jurassic Park®.* Visitors can enjoy an exciting jungle environment based on the movie and Jurassic Park®—The Ride as well as one shop and several restaurants.
- *The Lagoon.* The lagoon, situated in the center of the theme park, is the site of our Peter Pan's Neverland show. Many of our restaurants face the lagoon, offering a waterside view for visitors.

- *Land of Oz.* This is our newest area, which opened in July 2006. Based on the book The Wizard of Oz by L. Frank Baum, this area features our Wicked show based on the Tony award winning Broadway hit musical and our Toto & Friends animal show. The area also includes a yellow brick road, Munchkin Town and Emerald City, as well as a themed restaurant and a shop.
- *New York.* This area is a re-creation of New York City circa the 1930s, with its brownstone buildings and vintage glass, and includes re-creations of 5th Avenue, SoHo and Little Italy. Attractions include Terminator 2: 3-D™ and The Amazing Adventures of Spider-Man®—The Ride, three shops, including the Amazing Spider-Man® Store and four restaurants, including a NY-style pizzeria.
- *San Francisco.* This area is a re-creation of San Francisco, where visitors can enjoy the view over the lagoon and enjoy shopping and food in re-creations of Chinatown and Fisherman's Wharf. Attractions include Back to the Future®—The Ride and Backdraft™. Among the four restaurants is Lombard's Landing™, which features sit-down seafood dining on the lagoon waterfront.
- *Snoopy Studios™.* Visitors can meet Snoopy® and other Peanuts® characters in playground attractions, shows and rides including Snoopy's Sound Stage Adventure™ and Snoopy's Playland™. Visitors can also enjoy our Snoopy® Studio Store and Snoopy's® Backlot Cafe.
- *WaterWorld™.* This area contains a 3,200 seat arena that is the setting for the WaterWorld™ motorboat and jet ski stunt show.

Access

Our theme park is located in the City of Osaka, the second largest business center in Japan and a major tourist destination for visitors from Japan and overseas. Osaka is connected with the rest of the Kansai area, other parts of Japan and foreign countries through an extensive highway and railway system complemented by three major airports and a port. This makes our theme park easily accessible by various modes of transportation, including train, bus, ferry, airplane and automobile.

The gateway to our theme park is located adjacent to Universal City Station on the JR West Yumesaki train line. Universal City Station is approximately ten minutes by train from Osaka station. This provides for convenient access for visitors using Osaka's extensive subway system as well as the JR West train system that runs throughout the Kansai area.

We are located less than ten kilometers from Shin Osaka station on the Shinkansen bullet train line, which connects Osaka with most other major cities throughout Japan. For example, Shin Osaka station can be reached in approximately two and a half hours from Tokyo by Shinkansen bullet train. From Shin Osaka station, visitors can use the JR West train line to reach Universal City Station.

Our theme park is also located a short walk from Universal City Pier, which provides ferry service to three piers in the Port of Osaka within 10 to 30 minutes. The Port of Osaka in turn offers ferry services, including a car ferry service, connecting Osaka with the islands of Kyushu, Shikoku and Okinawa in Japan as well as international destinations.

The Kansai area has three major airports: Kansai International Airport, Osaka Itami Airport and Kobe Airport. Kansai International Airport is Japan's second largest airport in terms of the number of international passengers and Osaka Itami Airport is Japan's second largest airport in terms of the number of domestic passengers. Our theme park is located approximately 32 kilometers from Kansai International Airport and 13 kilometers from Osaka Itami Airport.

Visitors traveling by private automobile and bus have direct access to our theme park from the Osaka Bay Expressway. Our parking facilities can accommodate approximately 4,400 cars as well as large vehicles and motorbikes. Parking fees are ¥2,200 for passenger cars, ¥4,000 for large vehicles and ¥500 for motorbikes. The parking lot is open from 90 minutes prior to the opening of the theme park to two hours after the theme park closes. Handicapped spaces and electric vehicle charging equipment are available. Additional overflow parking facilities that we do not operate are also available nearby.

Special Visitor Facilities and Conveniences

We are constantly striving to improve the convenience of our theme park for our visitors. We provide special facilities for elderly, handicapped and wheelchair-bound visitors as well as seeing- and hearing-impaired visitors. We offer rental wheelchairs and scooters. For seeing-impaired visitors, we permit seeing-eye dogs to accompany visitors, we have installed audio guidance systems and touch-screen panels throughout our theme park and we offer Braille guidebooks. For hearing-impaired visitors, we offer special communication cards for visitors to write messages to, and request assistance from, our staff. We also offer visitor support stickers for disabled visitors to help our staff identify visitors who may need special assistance. We also offer visitor support passes for disabled visitors who are not able to wait in line for attractions.

For visitors with infants, we have a family services center with a feeding room, hot water for powdered milk and diaper changing rooms. We also offer rental strollers and a "child switch" system of child care for those visitors using rides with height restrictions whereby parents take turns watching children unable to ride.

We offer various other convenient services, including a picnic area, a kennel, a visitor services building that offers a messaging service, mail service, hotel luggage delivery, home merchandise delivery and restaurant reservations, a first aid station, a lost and found center, a lost children center and microwave ovens and food mixers for visitors with special dietary needs.

Visitors

The majority of our visitors come from the Kansai area, with the remaining portion coming from other parts of Japan and, to a lesser extent, foreign countries. The following table summarizes the percentage of our visitors coming from various points of origin during the fiscal year ended March 31, 2002, our first year of operations, and the fiscal year ended March 31, 2006:

	Fiscal year ended March 31,	
	2002	2006
Japan:		
Kansai	55%	61%
Region surrounding the Kansai area(1)	17	13
Kanto(2)	14	9
Other	13	8
Total Japan	99	91
Foreign:		
Hong Kong	1	1
South Korea	0	2
Taiwan	0	2
Other Asia	0	2
Other	0	2
Total Foreign	1	9
Total	100%	100%

Notes:

(1) Comprises nine prefectures adjacent to the six prefectures that constitute the Kansai area.

(2) Comprises Tokyo and six neighboring prefectures.

In recent periods, we have had an increase in the number of visitors from foreign countries. We are focusing on ways to increase the number of visitors not only from foreign countries but also outside the Kansai area. These methods include tailoring our advertising to specific geographical areas in Japan and coordinating more closely with travel companies and travel agencies. To increase attendance by foreign visitors, our internet website offers information in Chinese, English and Korean, in addition to Japanese. We also provide guides, park guidebooks and maps in those languages. We also have sales representative offices in Hong Kong, South Korea and Taiwan. In recent years, Japan has lifted its entry visa requirements for visitors from Hong Kong, South Korea and Taiwan and for groups of visitors from mainland China.

The following table shows a breakdown of our domestic visitors by age and gender for the fiscal years ended March 31, 2002 and 2006:

	Fiscal year ended March 31,	
	2002	2006
4-11	11%	21%
12-17	12	11
18-29	38	25
30-39	20	25
40-49	12	13
50 and older	7	5
Male	41	35
Female	59	65

Our current target audience is people between the ages of 4 and 49, particularly women and families with children. As shown above, we have significantly increased the percentage of visitors that are children in the 4 to 11 year age group and their parents in the 30-39 year age group, and women.

We believe increasing repeat visitors is an indicator of the appeal of our theme park, and is critical to our long-term success and in building a core attendance base. The following table shows the percentage of our domestic visitors who were first time visitors and repeat visitors for the periods indicated:

	Fiscal year ended March 31,					Six months ended September 30,	
	2002	2003	2004	2005	2006	2005	2006
First time	83%	61%	32%	34%	26%	30%	26%
Repeat	17	39	68	66	74	70	74

We believe that most of our foreign visitors were first time visitors.

Tickets

We offer the following types of passes for individuals and groups:

- *Studio Pass.* This is our standard one-day pass providing for admittance to the park and unlimited entrance to all attractions.
- *2-Day Studio Pass.* This pass is valid for admission to the park on two consecutive days.
- *1 1/2-Day Pass.* This pass is valid for admission to the park from 3:00 p.m. until closing and all day the following day.
- *Twilight Pass:* This pass is valid for admission to the park from 3:00 p.m. or 4:00 p.m., depending on the season, until closing.
- *Disabled.* A single day pass for one person and an accompanying host.
- *Studios Platinum Pass.* An annual pass for unlimited entrance to all park attractions for one year, including blackout dates and restricted days.
- *Studios Gold Pass.* An annual pass for unlimited entrance to all park attractions for one year, excluding blackout dates.
- *Group Adventure Pass.* A one-day pass for groups of 200 people or more.
- *School Studio Pass.* A one-day pass for groups of 25 or more elementary, secondary or college students.

Visitors who have purchased a Studio Pass or a 2-Day Studio Pass can upgrade to one of our two annual passes, our Studios Platinum Pass and our Studios Gold Pass, by paying the difference in the prices. Annual passes provide certain benefits, including discounts at theme park restaurants.

The following table shows the prices for our passes, including recent increases in the price of the adult and child Studio Pass, 2-Day Studio Pass and 1 ½-Day Pass of ¥200 to ¥300 on July 20, 2006 and increases in the price of the adult Studios Platinum Pass and adult Studios Gold Pass of ¥1,100, the child Studios Platinum Pass of ¥3,100 and the child Studios Gold Pass of ¥2,100 on October 17, 2006:

	Price per visitor		
	Adult	Child	Senior
Ticket Type	Ages 12~64	Ages 4~11	Ages 65~
Individual:			
Studio Pass	¥ 5,800	¥ 3,900	¥ 5,100
2-Day Studio Pass	10,000	6,900	—
1 ½-Day Pass	8,100	5,600	—
Twilight Pass	3,900	2,900	—
Disabled	2,900	1,950	—
Studios Platinum Pass	25,000	18,000	—
Studios Gold Pass	18,000	13,000	—
Group:			
Large Group (200~999 visitors)	5,100	3,400	—
Group Studio Pass (1000~ visitors)	4,900	3,300	—
School Group (School Studio Pass)	Teachers and College/University Students 3,770	Middle and High School Students 3,250	Elementary School Students 2,540

We also offer various discounted passes periodically. For example, from October through January of each year we conduct a campaign offering annual passes at reduced prices. This helps us to maintain a stable base of visitors and a loyal fan base and concentrate our marketing and processing resources to this period. For the campaign that began on October 17, 2006 and continued through January 31, 2007, we offered a discount of between ¥4,800 and ¥7,700, depending on the type of pass.

The following table shows the breakdown of our visitors by type of pass for the periods indicated:

	Fiscal year ended March 31,										Six months ended September 30,			
	2002		2003		2004		2005		2006		2005		2006	
	(thousands, except percentages)													
Regular passes	10,899	99%	7,149	94%	5,625	57%	6,139	76%	5,713	69%	2,965	75%	2,893	73%
Annual passes	130	1	488[(1)]	6	4,264[(1)]	43	1,961	24	2,601	31	1,000	25	1,070	27
Total	11,029	100%	7,637	100%	9,889	100%	8,100	100%	8,314	100%	3,965	100%	3,963	100%

Note:

(1) Includes 296 thousand Hollywood Friends Pass visitors in the fiscal year ended March 31, 2003 and 3,304 thousand Hollywood Friends Pass visitors in the fiscal year ended March 31, 2004. Hollywood Friends Passes were highly discounted passes that allowed for unlimited re-entry from March 15, 2003 to December 15, 2003, except for certain blackout dates.

We also offer Express Pass Booklets which enable visitors to enter certain attractions without waiting in line. We offer a number of Express Pass Booklets, including the following:

- *Express Pass Booklet 7:* Allows visitors express access to seven of our most popular attractions. The price for this Express Pass Booklet is ¥3,500 or ¥4,900 depending on the time of year.
- *Express Pass Booklet 4:* Allows visitors express access to four of our most popular attractions. The price for this Express Pass Booklet is ¥2,000 or ¥3,200 depending on the time of year.
- *Express Pass Booklet Set:* Allows visitors express access to four of our most popular attractions after 2:00 p.m. The price for this Express Pass Booklet is ¥2,000 or ¥3,200 depending on the time of year.

- *Neverland Check-in Pass:* Allows visitors special seating at our Peter Pan's Neverland show. The price for this pass when purchased in combination with our one-day Studio Pass is ¥700. We also offer a variety of combinations of this pass together with our other Express Pass Booklets.

Visitors can also purchase Express Pass Booklets in combination with 1-Day Studio Passes for discounted prices.

We are constantly evaluating the pricing of our passes and Express Pass Booklets.

We offer the following three guided tours of our theme park:

- *Movie Dive Tour:* a three-hour tour for ¥5,500 with priority seating at three attractions and one show and a focus on the set facades and movies on which these attractions and shows are based.
- *Movie Walk Tour:* a three-hour tour for ¥3,500 with a focus on movies and history and priority seating at one attraction and one show.
- *Magical Land of Oz Tour:* a three-hour tour for ¥ 5,000 that showcases our new Land of Oz area and our Wicked and Toto & Friends shows.

Passes can be purchased at ticket booths at our theme park, designated travel agents, Japan Railways ticket offices, Lawson, Inc.'s convenience stores and our official partner hotels as well as through our internet website and group reservation call center. A majority of passes are sold at ticket booths, with travel agents as a group being the next largest sales channel. In recent periods, internet sales have been increasing.

Universal CityWalk Osaka™

Universal CityWalk Osaka™ is a diverse collection of restaurants and retail outlets located adjacent to our theme park. Opened in March 2001, the five-story complex includes two stories of parking and offers free general admission. Restaurants and stores are generally open between 10:00 a.m. and 10:00 p.m. Patrons of Universal CityWalk Osaka™ can enjoy 28 restaurants, fast-food stores and cafes, including a Hard Rock Cafe®, and 27 retail stores.

In addition, two of our partner hotels, as well as another hotel, an Osaka Visitor's Information Center and a travel agency are located in Universal CityWalk Osaka™. We do not own or operate Universal CityWalk Osaka™ or any of its tenants, except for one Universal Studios Japan™ gift store.

Universal CityWalk Osaka™ conducts various special events and campaigns throughout the year, often in connection with activities at our theme park. For example, in September and October, they conduct a special campaign where tenants feature Halloween-themed products.

Although we do not own the land on which Universal CityWalk Osaka™ is located, we generate revenue from sublicensing Universal content that we license from subsidiaries of NBC Universal, Inc. to the owner of the land as well as tenants and other occupants of Universal CityWalk Osaka™.

Seasonality

Our operations are seasonal. Osaka has four distinct seasons: winter, spring, summer and fall. The rainy season typically begins in June and ends in July. The typhoon season runs from May through October, with most activity from July to September. We have closed our theme park one day due to bad weather since March 2001. Although the weather in Osaka generally allows us to admit customers on every day of the year, our attendance follows a seasonal pattern which coincides closely with holidays and school schedules. Attendance is significantly higher during weekends and peak holiday times in Japan, including the Christmas, year-end and New Year holiday period, the school spring break in late March and early April, the Golden Week holiday in late April and early May and the school summer holiday in late July and August.

- Our theme park is largely uncovered and a number of our attractions are outdoors. As a result, bad weather, such as rain, strong winds, and extremely hot or cold temperatures, adversely affect attendance at our theme park.

We address this seasonality by attempting to attract visitors during non-peak times and by reducing variable expenses during non-peak times. We attempt to increase attendance during traditionally slow periods in a number of ways. For instance, we have special events and shows for the Halloween and Christmas seasons, we hold special seasonal promotions and we rent our theme park to corporate customers for after-hour events and to school groups. We attempt to reduce variable expenses by making a number of operational adjustments during non-peak periods. For example, during peak periods our theme park is open from 9:00 a.m. to 9:00 p.m., whereas during other periods we reduce our operating hours based on anticipated attendance, opening at 10:00 a.m. and closing as early as 5:00 p.m. Also, we operate attractions, shows, restaurants and stores at reduced capacity during non-peak periods.

We also carefully tailor our staffing levels. For example, we hire enough full-time employees to provide a full schedule during our non-peak periods. We generally handle other labor requirements through part-time, temporary and seasonal employees. We adjust staffing levels based on our forecasted attendance and operating hours.

Marketing and Promotion

We tailor our advertising and communications based on geographic areas within Japan and to the targeted demographic. We typically use mass media such as television, radio, internet and print media. Our advertisements generally focus on new events and attractions. In addition, we conduct promotions with our corporate marketing partners and through travel agencies, hotels and transportation companies, and word-of-mouth. We conduct guest surveys daily, which help us identify what is attracting visitors and where we should make improvements. Our surveys also help us to identify in which periods visitors come from particular regions and guest profiles. In addition, we conduct surveys to determine the impact of new attractions and seasonal events.

Corporate Marketing Partnership Program

We have established a corporate marketing partnership program with leading companies for the promotion of mutually beneficial marketing campaigns. This program enables us to work together with leading consumer-oriented companies on joint marketing activities and many involve sponsoring theme park attractions or facilities. The program enables many of our partners to promote their corporate and brand names in their chosen theme park attractions or facilities or in our park literature, such as our park guides. Our partners also have the right to incorporate our official logo, symbols and visuals in their marketing promotion activities including advertising. Our corporate marketing partnership contracts are generally for either five-year or ten-year terms and provide for the payment of fixed annual fees to us.

We generally partner with only one company per industry. We occasionally seek temporary sponsors for our seasonal events or specific promotions. Our current corporate marketing partners are set forth below, together with any specific attractions or facilities that they sponsor:

All Nippon Airways Co., Ltd. *(JAWS®)*
Asahi Breweries, Ltd. *(Finnegan's Bar & Grill™)*
B-R 31 Ice Cream Co., Ltd. *(Pink Cafe and Amity Ice Cream™)*
Bay Communications Inc.
Cable West Inc.
Coca-Cola (Japan) Company, Limited and Kinki Coca-Cola Bottling Co., Ltd. *(WaterWorld™ and Mel's Drive-In™)*
FLS Co., Ltd.
FUJIFILM Corporation *(Jurassic Park®—The Ride)*
Itoham Foods, Inc. *(Discovery Restaurant™)*
J:Com Kansai Co., Ltd.
JCB Co., Ltd.
Kadokawa Group Holdings, Inc.
Kirin Brewery Company, Limited *(Lombard's Landing™ and Peter Pan's Neverland)*
Lawson, Inc.
Matsushita Electric Industrial Co., Ltd. *(Terminator 2:3D™)*
NEC Corporation
Nippon Life Insurance Company *(Snoopy's Studio™, Snoopy's Sound Stage Adventure™ and Snoopy's Playland™)*
Nomura Holdings, Inc. *(The Amazing Adventures of Spider-Man®—The Ride)*
NTT DoCoMo Kansai, Inc. *(E.T. Adventure®)*
Sumitomo Mitsui Card Company, Limited *(Backdraft™)*
Suntory Limited *(Park Side Grille™ and Studio Stars Restaurant®)*
Toyota Motor Corporation *(Back to the Future®—The Ride)*
UCC Ueshima Coffee Co., Ltd. *(Beverly Hills Boulangerie™)*
West Japan Railway Company
The Yomiuri Shimbun Osaka Co., Ltd.

Partner Hotels

We work with numerous hotels in the Kansai area to jointly promote various strategic marketing activities. Partner hotels can take advantage of incentives we offer by making ticket arrangements for visitors and providing hotel services that correspond with our theme park's content. We have the following three categories of partnerships:

- *Official Hotels:* Hotels located near our theme park. Hotel guests may purchase any kind of ticket for individual admission to our theme park on the day of stay or the following day at hotel ticket counters. Our Official Hotels are Hyatt Regency Osaka, Hotel Kintetsu Universal City, Hotel Keihan Universal City, Hotel Seagull Tempozan Osaka and Hotel Universal Port. Three of these hotels are located adjacent to or within a short walking distance to our theme park and the other two offer short water shuttle and bus connections to our park.
- *Alliance and Associate Hotels:* Luxury-class or deluxe-class hotels located in other parts of Osaka and elsewhere in the Kansai area. Hotel guests may purchase Studio Passes and 2-Day Studio Passes for admission to our theme park on the day of stay or the following day at hotel ticket counters. Our Alliance and Associate Hotels are Hotel Hankyu International, Rihga Royal Hotel Osaka, ANA Hotel Osaka, ANA Gate Tower Hotel Osaka, Hotel Granvia Osaka, Ramada Hotel Osaka, Kobe Bay Sheraton Hotel & Towers and Kobe Portopia Hotel.

Visitors staying at an Official Hotel may purchase tickets for any operating day from their hotel. Visitors staying at an Alliance Hotel or Associate Hotel may receive exchange coupons for tickets on any park operating day from their hotel. Exchange coupons can be used to purchase tickets at our park ticket booths.

We offer a special hotel delivery service to visitors staying at any of our Official Hotels. This service is designed for the convenience of visitors who want to visit our theme park before checking into their hotel. Visitors' luggage will be delivered from the park to their hotel prior to check-in time. The cost ranges from ¥800 to ¥1,000 per piece of luggage based on the location of the hotel. Most of our partner hotels offer direct shuttle service to and from our theme park.

Our contracts with these hotels vary from three to five years and provide for the payment of fees to us.

Travel Agencies and Packaged Tours

We offer packaged tours as a convenient way to secure tickets, transportation and accommodations through a number of authorized travel agents. We have relationships with a number of domestic and international travel agencies, including JTB Corp., Japan's largest travel company. We also have relationships with domestic railway, airline, bus and ferry companies.

Foreign Sales Offices

We have sales representative offices in Hong Kong, South Korea and Taiwan to increase our foreign attendance. We opened these offices in January 2005. We are also considering opening a sales representative office in Thailand.

Internet

Our internet website (www.usj.co.jp) contains information and news about our theme park. Passes can be purchased through our website. In recent periods, internet sales have been increasing and now account for approximately 3% of pass sales. Our website offers information in Chinese, English and Korean in addition to Japanese. Information about our theme park is available through NTT DoCoMo's mobile "i-mode" service. We also have a fan club for individuals, Club Universal, where members have special website access and can receive special gifts and programs. We have approximately 650,000 members in Club Universal.

Other

We also are coordinating with the Osaka Convention Bureau and the Visit Japan Campaign, an official government campaign designed to increase the annual number of foreigners visiting Japan from approximately 6.7 million in 2005 to ten million by the year 2010, to increase the number of visitors from foreign countries.

Group and Event Programs

We offer several programs to accommodate special groups or events. Features of our group and event programs include:

- *Street Parties:* A unique program that features special access to the park after hours. Groups can enjoy all of our theme park's attractions throughout the day and then enjoy a customer-designed, exclusive event on the streets of the park at night.
- *New York Area Party:* Groups can hold an after-hours party at our re-creation of 1930's New York, complete with replicas of city landmarks, backstreets, restaurants and bars.
- *Stage 33:* A space for private functions during the park's operating hours. Groups can use this facility for private parties that make use of the thematic characteristics of our theme park, such as parties incorporating shows with special appearances by our walk-around street characters.
- *Extension of Park Hours:* For large groups, we will extend the park's operating hours so visitors can enjoy our theme park at their leisure. During the day, visitors can enjoy the park's attractions, and when park hours are extended, they can enjoy private special ceremonies and entertainment options.
- *Lombard's Landing:* Guests can rent a banquet room in this restaurant for corporate events and weddings.

Capital Improvements

We regularly make capital investments in new attractions and the enhancement of existing attractions and facilities. We believe these investments are important in maintaining our position as a world-class theme park. Our strategy is to feature cost-effective attractions which are highly marketable and targeted to our core audience. These costs can vary from one year to the next, and as a result some years may be above or below that amount depending on the timing of the construction cycles. We expect to spend approximately ¥5.4 billion on a new roller coaster ride "Hollywood Dream—The Ride," scheduled to open in March 2007, most of which we expect to pay in the current fiscal year.

A creative team from Universal Parks & Resorts, based in Orlando, Florida, is available to us as a resource to provide design and creative guidance for new capital initiatives in our theme park. For attractions that are also developed for or replicated at other Universal Studios theme parks, common development costs are allocated *pro rata* among the various parks that build the same attraction. We have no obligation to build the same attractions which are developed for other Universal Studios theme parks.

Maintenance and Inspection

We develop and maintain our attractions in accordance with Japanese Industrial Standards, which are based on standards established by ASME International and the American Society of Mechanical Engineers. In addition, we have ISO 9001 certification in maintenance. Members of our staff also have ISO qualifications and some have professional qualifications as well. We inspect the operations of each attraction regularly. We conduct maintenance checks daily, and maintain a weekly and monthly schedule for various maintenance tasks. We also conduct annual maintenance procedures. We also conduct a general safety inspection of the entire theme park annually. We have on-site and offsite facilities to support our maintenance activities, and we use a computerized maintenance management system to manage our maintenance program.

We receive government approvals for the use of pyrotechnics in our attractions, and the government also conducts periodic inspections of our use and storage of pyrotechnics. In 2003, we were sanctioned for using pyrotechnic materials in one of our attractions in a manner that did not conform to our permit to use those materials. We have since changed our practices to conform to the permit and we have implemented procedures and conduct audits to prevent recurrences of such violations. We keep pyrotechnics at an offsite facility and a one-day supply is delivered to our theme park daily.

We conduct inspections of our food and beverage facilities. We also maintain a central kitchen and sanitation equipment offsite for food production. We conduct daily, weekly and monthly inspections of the kitchen and we retain a food hygienist on staff.

We are also subject to inspections conducted by the City of Osaka's fire department and health and sanitation department.

Security

We maintain a command center for theme park security 24 hours a day, seven days a week. We also have a local fire department on-site that coordinates with local authorities in the event of a fire or emergency. We also maintain a first aid station for visitors staffed by registered nurses.

Agreements with Universal

Definitive Agreement

General

We have entered into an amended and restated definitive agreement dated August 10, 2006 with Vivendi Universal Entertainment LLLP, Universal Studios Entertainment Japan Investment Company LLC, Universal City Studios LLLP and Universal Studios Recreation Japan Planning Services LLC, or, collectively, Universal, all of which are subsidiaries of NBC Universal, Inc.

Under the definitive agreement, we must use reasonable best efforts to ensure that our theme park is of a standard, image, reputation, entertainment value and quality at least as high as a first-class theme park of international renown.

We must operate our theme park in accordance with operating procedures and health and safety standards that we have developed and will periodically review together with Universal. We are also required to consult regularly with Universal regarding the operation of our theme park, including the maintenance, modification, withdrawal and replacement of existing attractions and facilities and additions of new attractions and facilities as well as other entertainment aspects of our park. Until March 31, 2011, we will also consult with Universal regarding the selection of the heads of our Park

Operations Division, Marketing Division, Merchandise and Food Department and Entertainment Department. We have the right to request Universal to second managers or advisors to us and Universal will use commercially reasonable efforts to comply with any such request. To support our efforts to maintain the standard and appeal of our attractions, Universal has agreed to use reasonable best efforts to provide us from time to time with the possibility of selecting among several possible new major attractions.

Under the definitive agreement, we benefit from Universal's extensive experience and expertise in theme park development and operation in various ways. In addition to providing assistance in the design and development of our attractions and facilities, among other things, Universal also supports our advertising and promotional activities and merchandising operations. In particular, Universal assists us in developing advertising and promotional materials for our theme park in various media, and has agreed to consider opportunities to coordinate these activities in order to strengthen the "Universal Studios" brand and take advantage of volume discounting and efficiencies. We and Universal have also agreed to explore opportunities to coordinate merchandise purchasing to ensure quality levels and to take advantage of volume discounting. Universal will permit us to take advantage of favorable Universal manufacturing arrangements and assists us in establishing direct purchasing relationships with Universal-licensed manufacturers and Universal-approved vendors. In addition, Universal has made available its merchandise and development personnel and resources to develop a special line of Universal-themed merchandise for sale exclusively at our theme park.

Intellectual Property

Universal grants to us during the term of the definitive agreement the right to use various intellectual property, including:

- a nonexclusive and nontransferable right to use certain Universal intellectual property at our theme park or in connection with the operation or promotion of our theme park, in each case in a manner Universal approves;
- a worldwide, nonexclusive and nontransferable right to use the "USJ Co., Ltd." trade name; and
- a nonexclusive and nontransferable right to use the "Universal Studios Japan" name and related logos and marks.

Universal also agrees to employ rights clearance measures to determine whether any person or entity holds any third-party rights applicable to any Universal content to be used at our theme park. Our right to use Universal content is subject to all restrictions and requirements imposed by third party licensors. Universal has agreed to indemnify us against infringement claims by third parties arising from our use of Universal-owned creative properties, but Universal's obligations to us in relation to creative content owned by third parties are limited.

We must obtain Universal's approval for the following activities:

- the use of any Universal content in our theme park or advertising materials;
- engaging in promotional activities relating to our theme park or Universal content anywhere other than in Japan; and
- the use of any property that is subject to third-party rights under any contract between Universal and a third party licensor.

Universal remains the owner of all rights, title and interest in and to all of the Universal content and has the right to modify or withdraw approvals it has previously given in limited circumstances including, for example, if the approved item infringes on the rights of any third party or is impermissible under applicable law, or the modification or withdrawal is required to comply with third party contracts.

Universal is obligated to make available to us a variety of Universal properties, such as characters and trade marks for use and embodiment in merchandise for sale at our theme park. Subject to certain criteria, and the prior consent of Universal, we are able to sell or otherwise distribute at our theme park merchandise bearing characters, creative works or other intellectual property other than Universal properties.

Fees and Expenses

We pay to Universal a content fee, consisting of a base fee and fixed fees, payable in yen, as follows:

- a base fee payable monthly in an amount equal to the sum of 7.5% of our gross revenues in connection with or related to our theme park or any use of the Universal content, subject to certain exceptions and adjustments, including reduced fee percentages for certain categories of revenue; and
- in each of the first four fiscal years in which our gross revenues in connection with or related to our theme park or any use of the Universal content exceed a specified level for that year, a fixed fee payable annually in an amount equal to ¥750 million, ¥500 million, ¥250 million and ¥250 million, respectively. We exceeded the specified level for our first year of operations and accordingly paid the first ¥750 million fixed fee payment.

We also pay royalties to Universal in connection with certain licenses for the use of Universal content in merchandise and food and beverage products.

With certain limited exceptions, we have agreed to reimburse Universal for all of its costs incurred in connection with the performance of its obligations under the definitive agreement, including the royalties and other costs it incurs to design and develop new attractions for our theme park.

Except in limited circumstances, we have agreed to indemnify Universal against all losses resulting from any claim by a third party arising out of the operation of our theme park.

Covenants and Restrictions on Activities

We may engage in business or activities unrelated to our theme park, provided that, among other conditions:

- the business or activities do not involve the use of Universal content;
- we adopt reasonable best measures to ensure that no person gains access to Universal operations information; and
- we do not actively promote the business or activities as being part of or in any way associated with our theme park or Universal.

We may also engage in any business or activities with a competitor of Universal, provided that the foregoing conditions are met and no indicia of the competitor are visible to visitors of our theme park, other than in a *de minimus* and incidental manner. We have also agreed not to solicit any Universal personnel as an employee, consultant or advisor except pursuant to an agreement with Universal.

Furthermore, we have agreed not to own, operate or otherwise participate in, or provide services to or for, any of the following:

- throughout the term of the definitive agreement, any motion picture or television-based theme park, motion picture or television-based amusement park or large-scale motion picture or television-based attraction or facility outside of Japan;
- any theme park or amusement park outside of Japan that is not motion picture or television-based (i) until March 31, 2011 and (ii) thereafter, if the theme park or amusement park is located in the same metropolitan area as, or within 200 kilometers of, any Universal theme park that has been publicly announced or is then in operation or under construction; and
- throughout the term of the definitive agreement, any theme park or amusement park located within the Kansai, Chubu and Chugoku regions of Japan, other than our current theme park and any second theme park adjacent to our current theme park which we may construct and operate with Universal's consent;

in each case, subject to the other conditions set forth above.

We may not use the land on which our theme park is located for any purpose other than the operation of our theme park. Provided that we determine after consultation with Universal that the expansion of our theme park is feasible and economically justifiable, we have agreed to use our reasonable best efforts to obtain land on a site acceptable to Universal no later than March 31, 2011 for creating a second theme park and to negotiate in good faith with Universal an agreement regarding the design, construction and operation of the second theme park.

We have also agreed not to do any of the following without Universal's consent:

- create or permit any liens on our theme park or any substantial portion of our theme park, or any properties or items used at or in connection with our theme park that contain Universal content, subject to certain exceptions;
- sell or otherwise dispose of property or assets embodying or incorporating any Universal content;
- create any subsidiaries to engage in activities otherwise prohibited by the definitive agreement; and
- permit any other entity to operate or manage our theme park, subject to certain exceptions such as the management of ancillary park support services.

We are not permitted to grant liens on Universal content to any lender without Universal's consent. Universal will assist us in our efforts to structure and arrange requisite financing but it has no obligation to provide any form of credit support. Universal has agreed that the payment of up to 25% of its base fee may be subordinated in order of priority to obligations owed to our lenders under our syndicated loan agreement.

We may, alone or jointly with Universal, develop original creations for use at our theme park but we are permitted to use original creative works at or in connection with our theme park or Universal content only with Universal's prior consent. We have granted Universal a non-exclusive, worldwide, irrevocable, perpetual, royalty-free license, with the right to sublicense, to use and exploit any methods or technology that we develop for use at our theme park. Each corporate marketing partner and the terms of our agreements with them are subject to Universal's approval. Throughout the term of the definitive agreement, we are required to maintain insurance of various types and on specified terms.

Universal has agreed not to enter into negotiations or agreements with any entity regarding the establishment of any large-scale motion picture or television-based theme park in Japan other than our theme park, provided that it is permitted to establish and operate in Japan a replica of Universal's Islands of Adventure theme park that Universal operates in Florida or any other similar theme park. Universal has also committed not to enter into negotiations or agreements with any person regarding the establishment in Japan of a replica of Universal's Islands of Adventure theme park or a similar theme park without first providing us with the opportunity to negotiate for the right to develop that theme park as our second theme park. In addition, Universal has agreed that it will not enter into negotiations or agreements with any third party regarding construction in Japan of any motion picture or television-themed attractions substantially similar to those in our theme park, or any other large-scale motion picture or television-themed attractions without first providing us with the opportunity to develop those attractions at our theme park.

Term and Termination

The term of the definitive agreement is until March 31, 2021. We may extend the term at our option for one or more successive five-year periods, provided that we have paid all amounts payable to Universal, we are not in material default under the definitive agreement, and no amount of the base fee is deferred and not paid as a result of a subordination agreement with our lenders. Universal may extend the term at its option for up to two additional five-year periods, provided that our EBITDA in any two of the three fiscal years prior to the last fiscal year of the term is 5% or more of our revenues included in the calculation of the base fee for those years and Universal is not in material default under the definitive agreement.

We must ensure that the land on which our theme park is located, with certain exceptions, continues to be available to us and used for our theme park and leased to us throughout the initial term and any extension term.

Universal may terminate the definitive agreement upon the occurrence of certain events, including the following:

- we repudiate any of our material obligations owing to Universal;
- we use or exploit Universal content in breach of our obligations and such use or exploitation results or reasonably may result in material harm to Universal or its affiliates;
- we breach our covenant not to sell or otherwise dispose of property or assets embodying or incorporating any Universal content;
- we provide any entity other than Universal and its affiliates with any material responsibility for the operation or management of our theme park;
- we assign or delegate our rights or obligations under the definitive agreement;
- we breach the terms of any arbitration award given as a result of a breach of any of our other obligations under the definitive agreement;
- we become the subject of any bankruptcy, reorganization or similar proceeding that remains undismissed for a period of 60 days;
- our theme park is permanently closed to the public, our theme park or a majority of its major attractions is closed to the public for a period of more than one year as a result of a *force majeure* event, our theme park or a majority of its major attractions is closed for a period of more than 90 days for any other reason and no agreement has been reach between us and Universal within that period regarding the reopening of our theme park or the affected attractions within a mutually acceptable time;
- we fail to pay when due on at least three occasions within any three-year period any material portion of the fees and expenses due under the definitive agreement;
- any competitor of Universal acquires, directly or indirectly, ownership of or the power to vote more than 25% of our capital stock with the purpose or intent of changing or influencing the control of us; and
- we lose the right to use a portion of the land on which our theme park is located, with certain exceptions, and the loss would materially impair the visitor experience or the operation of the park.

Except in certain limited situations, for a period of three years after any termination or expiration of the definitive agreement, we have agreed not to own, operate or otherwise participate in, or provide services to or for, any motion picture or television-based theme park, amusement park or large-scale attraction or facility outside of Japan, or agree to do any of the foregoing.

Upon any expiration of the definitive agreement, we must destroy all Universal content, including removal or destruction of all attractions incorporating Universal content, at our theme park.

Undertakings Concerning Spielberg Agreement

Pursuant to an agreement between Steven Spielberg and an affiliate of Universal, Mr. Spielberg has agreed to render consulting services for the benefit of Universal and its affiliates, including us, with respect to the creation and development of motion picture and television-themed attractions. Mr. Spielberg has agreed to render these consulting services on an exclusive basis in the field of theme, amusement and similar park attractions, subject to certain limited exceptions. Mr. Spielberg has also agreed to endeavor to provide in any agreement that he may enter into with respect to motion picture or television properties that those properties may not be utilized in the field of theme, amusement and similar park attractions, except for the benefit of Universal and its affiliates, including us. Except in certain limited circumstances, Mr. Spielberg is obligated to continue to render his consulting services until June 7, 2010. After June 7, 2010, Mr. Spielberg may terminate his agreement to render consulting services at any time, although his agreement with respect to utilizing motion picture or television properties for theme, amusement and similar park attractions will not terminate until five years after any such termination of his consulting services. Universal has agreed with us not to amend the agreement with Mr. Spielberg if the terms of the amendment treat us differently from Universal and the Universal Studios theme parks in Florida and the different treatment has a material adverse effect on us. Subject to the foregoing, Universal has agreed with us to make good faith efforts to secure for us access to Mr. Spielberg's consulting services on a level generally comparable to that enjoyed by other Universal Studios theme parks. We have agreed to indemnify Mr. Spielberg and his affiliates in respect of any claims related to our theme park. The terms of Universal's agreement with Mr. Spielberg require that with respect to compensation payable to Mr. Spielberg on account of revenues generated by our theme park, Mr. Spielberg's interest in our theme park must have priority over the interests of our lenders.

Universal CityWalk Osaka™ and Partner Hotels License Agreements

We have entered into an agreement with subsidiaries of NBC Universal, Inc. pursuant to which these subsidiaries have granted us a license to use certain of their intellectual property rights in connection with promoting, developing and operating Universal CityWalk Osaka™, together with the right to sublicense these rights to Sumitomo Corporation, which owns the land on which Universal CityWalk Osaka™ is located, as well as tenants and sponsors of Universal CityWalk Osaka. We have also entered into agreements with these subsidiaries pursuant to which they permit us to use their trade names and marks for promotions and sublicenses with hotels that wish to be our partner hotels. We have agreed to pay to these subsidiaries an annual royalty in an aggregate amount equal to the sum of $2.0 million per year plus 50% of the amount by which the total amount paid to us in any year from the sublicense of rights to Sumitomo Corporation, tenants and sponsors at Universal CityWalk Osaka™, other tenants or owners at certain adjacent areas and hotel owners and operators, exceeds $3.0 million per year. These subsidiaries have the right to approve each use of the "Universal" or "Universal Studios" name by us, Sumitomo Corporation or any hotel owner, and we must maintain quality control in accordance with these subsidiaries' standards. The term of the agreements extends until March 31, 2011. Universal may terminate these agreements upon the occurrence of certain events, including the termination of the definitive agreement and any material breach or default by Sumitomo Corporation or any hotel owner under the respective sublicense agreement between us and Sumitomo Corporation or that hotel owner, as the case may be.

Intellectual Property

We are licensed the right to use a substantial number of intellectual properties in walk-around characters and themed elements in attractions, merchandise and food and beverage products developed by or for us. Our rights to use third party intellectual property are of critical importance to our operations. We have acquired the right to use the majority of this intellectual property pursuant to the terms of the definitive agreement and various sublicenses from subsidiaries of NBC Universal, Inc. We are also licensed various intellectual property rights directly from unaffiliated third parties.

The intellectual property rights we license vary in term, some lasting for as long as the relevant attraction is operational with others expiring periodically over the next several years. The intellectual property rights granted to us pursuant to the definitive agreement and our other third party license agreements generally include the right to use all creative elements, trademarks, trade names and characters in theming for attractions and in retail outlets, and to feature them as walk-around characters. Most of the license agreements are subject to customary approval rights concerning the design of merchandise and marketing materials using the themed elements owned by the licensors. Most of our intellectual property rights require the payment of basic license and royalty fees to unaffiliated third parties on merchandise manufactured by or for us that include the licensed elements and are generally terminable if we breach by failing to maintain quality standards or to use the properties in accordance with the license. We believe that our rights to the intellectual properties we use at our theme park are sufficient for the current operation of our business.

The following is a brief description of some of our licensed properties and the related license agreements:

- *Peanuts®*. Universal City Studios LLLP has a license agreement with United Feature Syndicate, Inc. pursuant to which it licenses, and sublicenses to us, the right to use Snoopy®, Charlie Brown and other Peanuts® characters as themed elements in our attractions, merchandise and food and beverage products and as walk-around characters. Subject to certain limited exceptions, Universal City Studios LLLP is granted exclusive use of Peanuts® characters in any theme or amusement park in Japan during the term of the agreement. The term of the license extends for as long as we operate a Peanuts-themed attraction in a first-class manner; provided, however, that after March 31, 2021, United Feature Syndicate, Inc. can terminate the agreement on at least ten years' notice.

- *Sesame Street®*. Universal City Studios LLLP has a license agreement with Sesame Workshop pursuant to which it licenses, and sublicenses to us, the right to use Elmo™, Big Bird® and other Sesame Street® characters as themed elements in various attractions and in merchandise and food and beverage products and as walk-around characters. The term of the license extends until April 2020. With the exception of the Tokyo Sesame Place park in Tokyo, Sesame Workshop agrees not to grant any rights with respect to the licensed elements to any other theme or amusement park in Japan.
- *Hello Kitty®*. Universal City Studios LLLP has a license agreement with Sanrio Co., Ltd. pursuant to which it licenses, and sublicenses to us, the right to use Hello Kitty® and other Sanrio characters as themed elements in merchandise and food and beverage products and as walk-around characters. The term of the license continues until September 30, 2009, with two optional five-year extensions. Sanrio Co., Ltd. is not permitted to license the characters to other theme or amusement parks in the Kansai area without our or Universal City Studios LLLP's consent.
- *Spider-Man®*. Universal City Studios LLLP has a license agreement with Marvel Characters, Inc. pursuant to which it licenses, and sublicenses to us, the right to use Spider-Man® elements in The Amazing Adventures of Spider-Man® attraction and in merchandise and food and beverage products. The term of the license extends until January 2024.
- *Shrek®*. Universal Studios, Inc. has a series of license agreements with DreamWorks Animation L.L.C. pursuant to which it licenses, and sublicenses to us, the right to use Shrek® characters in our attractions and in merchandise and food and beverage products and as walk-around characters. The license for the Shrek's 4-D Adventure™ attraction will remain in effect for as long as we continue to operate the attraction in a first-class manner.
- *Wicked*. We have a license agreement with Stephen Schwartz and Dooley & Company Productions, Inc., pursuant to which we may present and market the Wicked show and sell Wicked-themed merchandise. The license extends through July 11, 2009, with two additional two-year extensions at our option; provided, however, that the licensors may terminate the license during the last six months of the initial term or at any time thereafter in certain situations.
- *Terminator®*. Universal City Studios LLLP has a license agreement with StudioCanal Image, S.A. pursuant to which it licenses, and sublicenses to us, the right to use the Terminator® and other elements from the *Terminator 2: Judgment Day* motion picture in an attraction and merchandise. The term of the license is indefinite as long as the attraction is operated in a manner and class substantially similar in quality to the T2®-themed attraction at Universal Studios Florida and Hollywood.
- *Pink Panther®*. We have a license agreement with Metro-Goldwyn-Mayer Home Entertainment Distribution Corp. pursuant to which we license the right to use Pink Panther® as a walk-around character and as a themed element in merchandise and food and beverage products. The current term expires on March 31, 2007, with an option to extend until March 31, 2010.
- *Popeye®, Olive Oyl® and Betty Boop®*. Universal City Studios LLLP has license agreements with Hearst Holdings, Inc., King Features Syndicate Division, pursuant to which it licenses, and sublicenses to us, the right to use Popeye®, Olive Oyl® and Betty Boop® as walk-around characters and in merchandise. The licenses expire on March 31, 2009.

Insurance

We maintain comprehensive/commercial general liability insurance, property damage insurance, earthquake insurance, boiler and machinery insurance and business interruption insurance, in each case in amounts, with deductibles and on other terms that we believe sufficient for our business and comparable to those carried by other companies in our industry.

Regulation and Supervision

Although there is currently no law specifically governing the operation of theme parks in Japan, we are subject to various laws and regulations, including the following:

- safety laws that set forth minimum safety standards of pyrotechnics storage and regulate procedural aspects concerning the usage of pyrotechnics and other hazardous materials used in our attractions;
- safety laws in connection with the prevention of fires and other accidents, which set forth installation criteria concerning firefighting equipment, boiler facilities, oiling facilities, high pressure gas facilities, electronic facilities and other equipment and facilities in our theme park;
- safety laws that set forth minimum safety standards and examination procedures concerning our theme park facilities such as rides, boats and performance stages;
- environmental protection laws that regulate the amount of noise and smoke emissions, waste disposal procedures and other environmental matters at our theme park;
- public health protection laws that set forth minimum sanitation standards in relation to performance stages, movie theaters and water, sewerage and other facilities in our theme park;
- food safety laws that regulate, in connection with the protection of public health, our food and beverage products, the examination procedures on our food and beverage products, standards for food containers, food labeling, food advertising and other sanitation matters at our theme park;
- personal information protection laws that regulate our use and control of personal information, including in connection with our annual pass holders and fan club members; and
- animal protection laws concerning live animals used in our attractions.

Some of these laws and regulations subject us to approval or other government licensing requirements. If we violate any of these laws or regulations, we could be subject to civil or criminal penalties, we could incur significant remediation costs, and our reputation or business could be adversely affected.

Competition

Our theme park competes with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, sports attractions and vacation travel. We also compete with annual or seasonal events held in Japan or elsewhere in Asia, such as the World Expo held in Aichi, Japan from March through September 2005. The principal competitive factors of a theme park include location, price, scale, ease of access, awareness and strength of the brand reputation, the uniqueness and perceived quality of the attractions, the attractiveness of themed environments, entertainment and street characters and other themed elements, the atmosphere and cleanliness of the park and the quality of its food, entertainment, guest services, supporting infrastructure and adjacent facilities, including hotels. Due to the significant capital investment required to build a theme park on a scale comparable to ours, we believe it is difficult for new entrants to enter the market.

Although there are numerous theme, water and amusement parks in western Japan, there are currently no parks in the Kansai area similar in scale to ours.

Our principle competitors include:

- Tokyo Disney Resort™, which includes Tokyo Disneyland Park™ and Tokyo DisneySea Park™.
- Other theme and amusements parks in Japan.
- Sightseeing destinations in the Kansai area, such as the historical cities of Kyoto and Nara.
- Other theme and amusement parks and other attractions in Asia. The relatively high cost of travel to and within Japan and recent increases in theme park, resort and casino development in other parts of Asia may present challenges to increasing overseas visitors. For example, The Walt Disney Company and the Hong Kong government opened a Disneyland® theme park in

Hong Kong in September 2005 and Viacom Inc., which owns Paramount Pictures and other entertainment companies, announced in April 2006 that it is considering opening a theme park in mainland China.

For additional information, see "Risk Factors—Risks Related to Our Business—We compete with numerous entertainment alternatives."

Properties

We lease 35.3 hectares on which our theme park is located pursuant to eight leases. Summary terms of these leases are set forth below:

Lessor	Size (square meters)	Expiration
Hitachi Zosen Corporation	48,530	March 31, 2021
Sumitomo Corporation	19,352	March 31, 2021
Sumitomo Corporation	31,100	October 1, 2048
Sumitomo Metal Industries, Ltd.	89,490	October 1, 2048
West Japan Railway Company	23,707	October 1, 2048
Gas and Power Investment Co., Ltd.	101,139	October 1, 2048
Nisshin Steel Co., Ltd.	22,716	October 1, 2048
The City of Osaka	16,786	April 1, 2049

In addition, we use 18.7 hectares of land on which our theme park is located pursuant to a license from the City of Osaka issued under the Land Readjustment Law of Japan. The current term of the license will expire at the end of March 2007. Upon expiration of the license, we expect to enter into a new lease agreement with the City of Osaka.

We also lease property located outside our theme park for parking, storage of supplies, our central kitchen and other uses. Summary terms of these leases are set forth below:

Lessor	Purpose	Location	Size (square meters)	Expiration
Unokosoko Co., Ltd.	Entertainment storage; rehearsal space	Osaka	3,698	September 30, 2016
Sakurajima Futo Kaisha, Ltd.	Central kitchen; office space	Osaka	14,438	September 29, 2020
Yaoshige Co., Ltd.	Storage of food and drink equipment	Osaka	400	March 31, 2007
Sumitomo Corporation	Product storage	Osaka	3,300	March 31, 2011
Sumikin Kansai Industries, Ltd.	Storage of product parts	Osaka	774	December 27, 2007
Sumikin Kansai Industries, Ltd.	Storage of product parts	Osaka	2016	June 30, 2007
Sumikin Kansai Industries, Ltd.	Rest areas and lockers	Osaka	187	March 31, 2007
Sumikin Kansai Industries, Ltd.	Storage of hazardous materials	Osaka	322	March 31, 2007
Sankyu Co., Ltd.	Spare parts storage	Osaka	2,000	January 1, 2008
Sumitomo Warehouse Co., Ltd.	Accommodation for overseas entertainers and employees	Osaka	5,439	September 30, 2015
Daika Co., Ltd.	Pyrotechnics storage and delivery	Osaka	159	April 1, 2007
Sakurajima Futo Kaisha, Ltd.	Pyrotechnics storage	Osaka	3	March 31, 2007
Eastem Technology Co., Ltd.	Tokyo office	Tokyo	57	March 28, 2007

In some cases, our rent is fixed for the term of the lease or increases periodically throughout the term of the lease, while in other cases our rent is determined periodically by mutual agreement.

Employees

As of December 31, 2006, we had approximately 2,912 employees (excluding employees we seconded to other companies but including employees other companies seconded to us), of whom approximately 2,375 were part-time and temporary employees.

Legal Proceedings

We are not aware of any litigation or other legal proceedings that would individually or in the aggregate be expected to have a material adverse effect on our results of operations or financial condition.

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for a board of directors consisting of no more than 11 members and provide for no more than four statutory auditors. All directors and statutory auditors are elected by our shareholders at a general meeting of shareholders. The term of office for directors is one year, and the term of office for statutory auditors is four years, but directors and statutory auditors may serve any number of consecutive terms. Our board of directors may elect, from among its members, a Chairman, a President, one or more Executive Vice Presidents, Senior Managing Directors and Managing Directors. Our board of directors also elects one or more Representative Directors from among its members. Each of the Representative Directors has the authority to represent us in the conduct of our affairs.

Our statutory auditors are not required to be certified public accountants. Our statutory auditors may not at the same time be our directors, officers or employees, and at least one-half of them must be persons who have never been our director, officer or employee at any time prior to their election as a statutory auditor. Each statutory auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote.

The statutory auditors form the board of statutory auditors. The board of statutory auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual statutory auditors and submit it to a specified director each year. A statutory auditor may note his opinion in the audit report if his opinion expressed in his audit report is different from the opinion expressed in the audit report issued by the board of statutory auditors. The board of statutory auditors must establish the audit principles, the method of examination by the statutory auditors of our affairs and assets and any other matters relating to the performance of the statutory auditors' duties.

We are required to appoint and have appointed independent auditors, who have the statutory duties of examining the financial statements to be submitted to the shareholders by directors. The independent auditors also audit the financial statements included in the securities reports, which are publicly available, we must file with the director of the relevant Local Finance Bureau in Japan. KPMG AZSA & Co., a Japanese member firm of KPMG International, a Swiss cooperative, acts as our independent auditors.

Directors and Statutory Auditors

The table below sets forth our directors and statutory auditors:

Name(1)	Title	Director or Statutory Auditor Since
Glenn Gumpel	President, Chief Executive Officer and Representative Director	June 1999
Mikio Ando	Senior Managing Director and General Manager, Corporate Support Division	June 1996
Koji Iida	Director and General Manager, Finance & Administration Division	June 2006
Isao Tanaka	Director and General Manager, Marketing & Sales Division	June 2003
Vernon McGugan	Director and General Manager, Park Operations Division	June 2006
Yoshikazu Maruyama	Director and Chief Strategy Officer	June 2006
Ankur Sahu	Director	July 2005
Junya Nishiwaki	Director	July 2005
Kazuhiro Takahashi	Director	July 2005
Yoshiaki Okuda	Director	June 2004
Thomas Williams	Director	June 2004
Tsugio Hase	Full-time Statutory Auditor	June 2001
Masahiro Kawada	Full-time Statutory Auditor	June 2004
Takashi Shoji	Statutory Auditor	June 1998

Note:

(1) All directors other than Messrs. Gumpel, Ando, Iida, Tanaka, McGugan and Maruyama are outside directors as specified in the Company Law of Japan. All statutory auditors are outside statutory auditors as specified in the Company Law of Japan.

Below is a brief biography of each director and statutory auditor:

Glenn Gumpel became our President, Chief Executive Officer and Representative Director in June 2004. Prior to joining us as a Director in June 1999, Mr. Gumpel served as Executive Vice President of Universal Parks & Resorts from October 1995 to February 1999, and became President of International and Global Business Affairs of Universal Parks & Resorts in March 1999.

Mikio Ando became our Senior Managing Director in June 2001. He has also served as General Manager of the Corporate Support Division since April 2005. Mr. Ando joined us as a Managing Director in June 1996, prior to which he worked for Sumitomo Metal Industries, Ltd., where he was Deputy General Manager of the Corporate Administration Division.

Koji Iida became a Director and General Manager of our Finance & Administration Division in June 2006. He previously served as General Manager of Finance at Toys "R" Us-Japan, Ltd. from July 1996 until May 2004, when he joined AEON Co. Ltd., where he was General Manager, Finance & Accounting.

Isao Tanaka became a Director in June 2003. He has also served as General Manager of the Marketing & Sales Division since May 2003. Mr. Tanaka previously served as a General Manager of Marketing at McDonald's Company (Japan) and a Director at Harlequin K.K., Nihon Hallmark K.K. and BOL Japan, K.K.

Vernon McGugan became a Director in June 2006. He joined us in August 1999 as General Manager, Park Operations Division. Prior to that, Mr. McGugan worked for three years with Universal Studios, Inc. and certain of its affiliates, including most recently as Senior Vice President, Operation Planning Department, for Universal Parks & Resorts. Prior to joining Universal Studios Inc., he worked at The Walt Disney Company for 18 years, most recently as Director of Operations for Walt Disney Attractions Japan Ltd.

Yoshikazu Maruyama became a Director in June 2006. He joined us in May 2004 as Special Advisor to the President and Chief Executive Officer. In 1995, he joined Universal Parks & Resorts, where most recently he served as Senior Vice President, International Business Development. Prior to that, Mr. Maruyama worked as an Investment Banking Associate at J.P. Morgan & Co., Inc.

Ankur Sahu became a Director in July 2005. He has also served as a Director of Fujita Corporation since July 2005, Managing Director of Goldman Sachs Japan Co., Ltd. (formerly known as Goldman Sachs (Japan), Ltd.) since November 2005 and Director of Sanyo Electric Co.,Ltd. since February 2006. Mr. Sahu joined Goldman Sachs (Asia) L.L.C. in 1998 and was Vice President of Goldman Sachs & Co. from May 2000 to December 2003.

Junya Nishiwaki became a Director in July 2005. He has also served as Managing Director of Goldman Sachs Japan Co., Ltd. (formerly known as Goldman Sachs (Japan), Ltd.) since November 2005. Mr. Nishiwaki joined Goldman Sachs International in 1994 and was Vice President of Goldman Sachs & Co. from December 2000 to November 2003.

Kazuhiro Takahashi became a Director in July 2005. He has also served as Councilor in charge of Financial Planning at Development Bank of Japan since June 2005. He has worked at Development Bank of Japan (formerly known as Japan Development Bank) since April 1981..

Yoshiaki Okuda became a Director in June 2004. Currently he also serves as Port & Harbor Bureau Director General of the City of Osaka. He has worked for the City of Osaka since 1970.

Thomas Williams became a Director in June 2004. He has served as Chairman and CEO of Universal Parks & Resorts since 1999. Mr. Williams previously served as Vice President of the Hotel and Restaurants Division of Yosemite National Park, Vice President of the Operations Division of Universal Studios Florida and President of Universal Orlando.

Tsugio Hase became a full-time Statutory Auditor in June 2001. He previously served as a Deputy Director of Asahi Audit Corporation (currently KPMG AZSA & Co.).

Masahiro Kawada became a full-time Statutory Auditor in June 2004. Prior to joining us, he was a Senior Managing Director of Shonan International Village Association. He worked at Japan Development Bank (currently Development Bank of Japan) from 1972 to 1996.

Takashi Shoji became a Statutory Auditor in June 1998. He has also served as a Partner of Global Audit Corporation since July 1997.

Executive Compensation

For the fiscal year ended March 31, 2006, the aggregate compensation, including bonuses but excluding compensation paid in respect of their position as employees, we accrued with respect to our directors was ¥885 million and the aggregate compensation we paid our statutory auditors was ¥28 million. The amount of compensation we accrued with respect to our directors includes ¥531 million paid to Mr. Gumpel on November 15, 2006 in respect of performance-based incentive compensation accrued through March 31, 2006. For the fiscal years ended March 31, 2004 and 2005, the aggregate compensation, including bonuses, we paid our directors was ¥138 million and ¥399 million, respectively.

Agreements with our Managers

Glenn Gumpel. We have entered into a management services agreement with Glenn Gumpel. Pursuant to this agreement, Mr. Gumpel has agreed to serve as our President and Chief Executive Officer and a Representative Director through the earlier of June 30, 2008 and the date of our annual general meeting of shareholders in respect of the fiscal year ending March 31, 2008, following which, if requested by our board of directors, he will to serve as non-executive Chairman of our board of directors until the earlier of June 30, 2009 and the date of our annual general meeting of shareholders in respect of the fiscal year ending March 31, 2009.

We have granted to Mr. Gumpel options to purchase 45,026 shares of our common stock. The exercise price of the options is ¥22,500, subject to anti-dilution protection, and the term of the options is ten years. One-third of the options vested on December 31, 2006, one-sixth will vest upon the closing of the global offering, one-sixth will vest on December 31, 2007 and the remaining one-third will vest on December 31, 2008.

Yoshikazu Maruyama. We have also entered into a management services agreement with Yoshikazu Maruyama. Pursuant to this agreement, Mr. Maruyama has agreed to serve as our Chief Strategy Officer through December 31, 2008 and as a director until the earlier of June 30, 2008 and the date of our annual general meeting of shareholders in respect of the fiscal year ending March 31, 2008.

We have granted to Mr. Maruyama options to purchase 12,007 shares of our common stock. The exercise price of the options is ¥22,500, subject to anti-dilution protection, and the term of the options is ten years. The options generally vest in three equal installments on December 31, 2006, 2007 and 2008.

Stock Options

At our annual general meeting of shareholders on June 28, 2006, we obtained approval for the issuance of stock acquisition rights as stock options to our directors and employees. Under this approval, we may issue up to 58,000 class A stock acquisition rights to our directors and up to 44,000 class B stock acquisition rights to our directors and employees. We have issued an aggregate total of 57,033 class A stock acquisition rights to Messrs. Gumpel and Maruyama, as described above. Each class B stock acquisition right represents the right to acquire one share of our common stock at an exercise price of ¥22,500, subject to anti-dilution protection, generally vests over three years and may be exercised within ten years of issuance. We have issued 57,033 class A stock acquisition rights and 27,962 class B stock acquisition rights under this approval. Our directors have an aggregate of 66,089 stock acquisition rights.

CERTAIN RELATED-PARTY TRANSACTIONS

NBC Universal, Inc.

We have entered into a number of transactions with NBC Universal, Inc. and its subsidiaries, including our definitive agreement and various license and other agreements. NBC Universal, Inc. (or its predecessor) indirectly owned 24.00% of our outstanding common stock as of March 31, 2004 and 2005 and 12.46% of our outstanding common stock as of March 31, 2006. For more information on these transactions, see "Business—Agreements with Universal" and "Business—Intellectual Property."

The following table summarizes the significant transactions between us and NBC Universal, Inc. and its subsidiaries as of or for the years ended March 31, 2004, 2005 and 2006:

	As of or for the fiscal year ended March 31,		
	2004	2005	2006
	(millions of yen)		
For the year:			
Payment for royalties			
Universal City Studios LLLP	¥5,430	¥5,323	¥5,172
Payment for construction cost			
Universal Studios Recreation Japan Planning Services LLC	3,667	—	—
At the year end:			
Accounts payable for royalties			
Universal City Studios LLLP	849	2,231	581
Accounts payable for construction cost			
Universal Studios Recreation Japan Planning Services LLC	206	—	—

The City of Osaka and Osaka City Development Corporation

The City of Osaka owned 25.00% of our outstanding common stock as of March 31, 2004 and 2005 and 12.98% of our outstanding common stock as of March 31, 2006. We have entered into loan agreements with the City of Osaka and its subsidiary, Osaka City Development Corporation, under which we had an aggregate of ¥23,000 million in loans outstanding as of September 30, 2006. We also lease 1.7 hectares of land on which our theme park is located from the City of Osaka and use an additional 18.7 hectares of land pursuant to a license from the City of Osaka issued under the Land Readjustment Law of Japan. For more information on these transactions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financial Position—Long-term Debt" and "Business—Properties."

The following table summarizes the significant transactions between us and the City of Osaka and Osaka City Development Corporation as of or for the years ended March 31, 2004, 2005 and 2006:

	As of or for the fiscal year ended March 31,		
	2004	2005	2006
	(millions of yen)		
For the year:			
Short-term borrowing for working capital			
Osaka City Development Corporation	¥2,000	¥ —	¥ —
Long-term debt executed			
The City of Osaka	3,000	3,000	—
Interest payments			
The City of Osaka	330	344	393
Osaka City Development Corporation	101	141	135
Land rent			
The City of Osaka(1)	713	713	713
At the year end:			
Short-term borrowings			
Osaka City Development Corporation	7,000	7,000	—
Long-term debt			
The City of Osaka	13,000	16,000	16,000
Osaka City Development Corporation	—	—	7,000
Accrued interest			
The City of Osaka	—	344	—
Osaka City Development Corporation	35	176	—
Accrued rent payable			
The City of Osaka	—	713	—

Note:

(1) Includes payments made in respect of our license to use 18.7 hectares of land on which our theme park is located.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information concerning the amount and percentage ownership of issued and outstanding shares of our common stock held by our ten largest shareholders based on information in our register of shareholders, the number of shares each selling shareholder is selling in the global offering, and the shareholding information described above as adjusted for the global offering (assuming the over-allotment option is exercised in full).

	Actual			As adjusted for the global offering	
Shareholder	Number of shares owned	Percentage of shares issued and outstanding	Shares being sold in the global offering[1]	Number of shares owned	Percentage of shares outstanding
Crane Holdings Ltd.[2]	974,033	50.97%	85,143	888,890	41.52%
DBJ Value Up Fund	222,222	11.63	—	222,222	10.38
The City of Osaka	200,000	10.46	—	200,000	9.34
Universal Studios Entertainment Japan Investment Company LLC	192,000	10.05	192,000	—	—
Sumitomo Metal Industries, Ltd.	80,000	4.19	80,000	—	—
Hitachi Zosen Corporation	40,000	2.09	40,000	—	—
Sumitomo Corporation	40,000	2.09	—	40,000	1.87
Suntory Limited	16,000	0.84	—	16,000	0.75
Nippon Telegraph and Telephone West Corporation	16,000	0.84	—	16,000	0.75
West Japan Railway Company	16,000	0.84	—	16,000	0.75
Total	1,796,255	93.99%	397,143	1,399,112	65.35%

Notes:

(1) Includes an option to purchase up to 50,000 shares in connection with over-allotments, if any, in the Japanese offering, granted to Nomura Securities Co., Ltd. by Universal Studios Entertainment Japan Investment Company LLC.

(2) Crane Holdings Ltd. is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. One of the joint global coordinators of the global offering, Goldman Sachs International, is also a wholly-owned subsidiary of The Goldman Sachs Group, Inc.

Our directors as a group have 66,089 stock acquisition rights.

In connection with the global offering, Universal Studios Entertainment Japan Investment Company LLC, Crane Holdings Ltd. and the City of Osaka have agreed to restrictions on sales and other dispositions of shares until 180 days after the closing date of the global offering. In addition, pursuant to regulations of the Tokyo Stock Exchange, Crane Holdings Ltd. and DBJ Value Up Fund have agreed to restrictions on sales and other dispositions of shares until six months after the closing date of the global offering. See "Offer and Resale."

DESCRIPTION OF COMMON STOCK

The following description is a summary of the material information concerning our common stock, including brief summaries of the relevant provisions of our articles of incorporation and share handling regulations that are currently in effect, and of the Company Law of Japan, or the Company Law. Because it is a summary, this discussion should be read together with our articles of incorporation and the share handling regulations, copies of which may be obtained from us.

Due to the recent implementation of the Company Law on May 1, 2006, interpretation of the Company Law remains unclear and its enforcement by Japanese regulatory authorities has not been finally established.

General

Our common stock is not currently listed or quoted on any stock exchange or traded on any over-the-counter market, including in Japan and the United States.

Our authorized share capital for common stock consists of 2,815,000 shares of common stock, of which 1,911,112 shares are outstanding. We do not hold any shares of common stock as treasury stock.

Under the Company Law, the shares have no par value. There are no redemption or sinking fund provisions applicable to our common stock. Under the Company Law, any transfer of our common stock is made by delivery of the relevant share certificates. However, in order to assert shareholders' rights against us, the transferee must have his or her name and address registered on our register of shareholders. Under our share handling regulations, shareholders are required to file their names, addresses and seal impressions with The Sumitomo Trust and Banking Company, Limited, which is the manager for our register of shareholders, or the transfer agent. Foreign shareholders may file a specimen signature in lieu of a seal impression. Non-resident shareholders are required to appoint a standing proxy in Japan or file a mailing address in Japan. Japanese securities firms and commercial banks customarily offer the service of standing proxy and provide related services upon payment of their standard fee.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan applies to our common stock. Pursuant to this system, a holder of common stock is able to choose, at his or her discretion, to participate in this system and all certificates for shares of common stock elected to be put into this system are deposited with JASDEC (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such shares are registered in the name of JASDEC in our register of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders and treated in the same way as shareholders registered in our register of shareholders. In connection with transfer of shares of common stock held under this system, entry of the share transfer in the books maintained by JASDEC for the participating institutions or the books maintained by each participating institution for its customers or both will have the same effect as delivery of share certificates.

A law was promulgated in June 2004 to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for those shares. The part of this law relevant to common stock will come into effect by June 2009. On the effective date, a new central clearing system will be established and will become responsible for handling the shares of all Japanese companies listed on any Japanese stock exchange. On the same day, all existing share certificates will become null and void. The transfer of such shares will be effected through entry in the books maintained under the new central clearing system.

Dividends

Under the Company Law, we may distribute dividends in cash and/or in kind by resolution of a general meeting of shareholders, with no restrictions on the timing and frequency of such distributions. Distributions of dividends are required in principle to be authorized by a resolution of a general meeting of shareholders. However, our articles of incorporation provide that, by a resolution of the board of directors, interim dividends which are payable in cash may be declared and distributed to the shareholders as of September 30 of each year.

Distributions of dividends may be made in cash or in kind in proportion to the number of shares of common stock held by each shareholder. A resolution of a general meeting of shareholders or our board of directors authorizing a distribution of dividends must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of the assets to shareholders and the effective date of the distribution. If a distribution of dividends is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to the shareholders to require us to make the distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of dividends must be approved by a special resolution of a general meeting of shareholders.

Our articles of incorporation provide that we are relieved of our obligation to pay any dividends that go unclaimed for three years after the date they first become payable.

Under the Company Law, we may distribute any dividends up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of the distribution, if our net assets are not less than ¥3,000,000:

(a) the amount of surplus, as described below;

(b) in the event that extraordinary financial statements as of, or for a period from the beginning of the business year to, the specified date are approved, the aggregate amount of (i) the aggregate amount of (x) the net income for such period described in the statement of operations constituting the extraordinary financial statements and (y) the other amount as provided for by an ordinance of the Ministry of Justice, and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c) the book value of our treasury stock;

(d) in the event that we disposed of treasury stock after the end of the last business year, the amount of consideration that we received for such treasury stock;

(e) in the event described in (b) in this paragraph, the amount of net loss for such period described in the statement of operations constituting the extraordinary financial statements; and

(f) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of our goodwill and deferred assets exceeds the total of our stated capital, additional paid-in capital and legal reserve, each such amount as it appears on the balance sheet as of the end of the last business year) all or certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

For the purposes of this section, the amount of surplus is the excess of the aggregate of I. through IV. below, less the aggregate of V. through VII. below:

I. the aggregate of other capital surplus and other earned surplus at the end of the last business year;

II. in the event that we disposed of treasury stock after the end of the last business year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

III. in the event that we reduced our stated capital after the end of the last business year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or legal reserve (if any);

IV. in the event that additional paid-in capital and/or legal reserve were reduced after the end of the last business year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

V. in the event that we canceled treasury stock after the end of the last business year, the book value of such treasury stock;

VI. in the event that we distributed dividends after the end of the last business year, the aggregate of the following amounts:

a. the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

b. the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

c. the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive dividends in kind;

VII. the aggregate amounts of a. through c. below, less d. below:

a. in the event that the amount of surplus was reduced and transferred to additional paid-in capital, legal reserve and/or stated capital after the end of the last business year, the amount so transferred;

b. in the event that we distributed dividends after the end of the last business year, the amount set aside in our reserve;

c. in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the last business year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock; and

d. in the event of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous business year, the aggregate amount of (i) the amount of our other capital surplus after such merger, corporate split or share exchange, less the amount of our other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of our other earned surplus after such merger, corporate split or share exchange, less the amount of our other earned surplus before such merger, corporate split or share exchange.

In Japan, the "ex-dividend" date and the record date for any dividends come before the date a company determines the amount of dividends to be paid.

For information as to Japanese taxes on dividends, see "Taxation—Japanese Taxation."

Capital and Reserves

Under the Company Law, the paid-in amount of any newly issued shares of common stock is required to be accounted for as stated capital, although we may account for an amount not exceeding one-half of such paid-in amount as additional paid-in capital. We may generally reduce additional paid-in capital and/or legal reserve by resolution of a general meeting of shareholders and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as stated capital. We may also transfer all or any part of surplus as described in "—Dividends" above to stated capital, additional paid-in capital or legal reserve by resolution of a general meeting of shareholders, subject to certain restrictions. We may generally reduce our stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as additional paid-in capital. See "—Voting Rights" below for more details regarding these resolutions.

Stock Splits

We may at any time split shares on issue into a greater number of the same class of shares by a resolution of the board of directors. A company which has issued only one class of shares may generally amend its articles of incorporation to increase the number of the authorized shares to be issued up to a number in proportion to the stock split by resolution of the board of directors rather than a special resolution of a general meeting of shareholders, which is otherwise required for amending the articles of incorporation.

In the event of a stock split, generally, shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional shares resulting from the stock split will be issued to shareholders and registered pledgees. When a stock split is to be made, we must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to the record date.

Gratuitous Allocation

Under the Company Law, we may allot any class of shares to our existing shareholders without any additional contribution by resolution of the board of directors; *provided* that although our treasury stock may be allotted to our shareholders, any allotment of shares will not accrue to any shares held as treasury stock.

Reverse Stock Split

We may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. We must disclose the reason for the reverse stock split at the general meeting of shareholders. We must give public notice (in addition to providing individual notice to each shareholder and registered pledgee) within a period of not less than one month before the effective date of the reverse stock split that share certificates must be submitted to us for exchange. When a reverse stock split is to be made, we must give notice to each shareholder or public notice of the reverse stock split, at least two weeks prior to the effective date of the reverse stock split.

General Meetings of Shareholders

Our annual general meeting of shareholders is usually held every June in Osaka, Japan. The record date for an annual general meeting of shareholders is March 31 of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders.

Notice of convocation of a general meeting of shareholders setting forth the time, place, purpose thereof and certain other matters set forth in the Company Law and relevant ordinances must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for such meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be considered at a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in notice to our shareholders attending such general meeting, by submitting a request to a director at least eight weeks prior to the date set for such meeting.

The Company Law enables a company to amend its articles of incorporation in order to loosen the requirements for the number of shares held and shareholding period, as well as the period required for dispatching a convocation notice or submission of requests, all of which are required for any shareholder or group of shareholders to request the convocation of a general meeting of shareholders or to propose a matter to be considered at a general meeting of shareholders. Our articles of incorporation do not provide for loosening such requirements.

Voting Rights

A shareholder of record is entitled to one vote per share of our common stock, except that neither we nor any corporation, partnership or other similar entity no less than one-quarter of the voting rights of which are directly or indirectly owned by us shall have voting rights. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of our shareholders by a majority of the voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies, provided that the proxy is granted to one of our shareholders having voting rights. The Company Law and our articles of incorporation provide that the quorum for the election of directors and statutory auditors is one-third of the total number of voting rights. Our articles of incorporation provide that common stock may not be voted cumulatively for the election of directors. Shareholders of a company (a) having 1,000 or more shareholders or (b) approving a vote in writing at a meeting of the board of directors may exercise voting rights in writing.

The Company Law provides that a special resolution of the general meeting of shareholders is required for certain significant corporate transactions, including:

- any amendment to our articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Company Law);
- a reduction of stated capital, subject to certain exceptions, such as a reduction of capital for the purpose of replenishing capital deficiencies;
- a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders' resolution is not required;
- the transfer of the whole or a substantial part of our business, subject to certain exceptions under which a shareholders' resolution is not required;
- the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders' resolution is not required;
- a corporate split, subject to certain exceptions under which a shareholders' resolution is not required;
- a share exchange or share transfer for the purpose of establishing 100% parent-subsidiary relationships, subject to a certain exceptions under which a shareholders' resolution is not required;
- any issuance or transfer of new shares or existing shares held by us as treasury stock at a "specially favorable" price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a "specially favorable" price or on "specially favorable" conditions to any persons other than shareholders;
- any acquisition by us of our own shares from specific persons other than our subsidiaries;
- a reverse stock split; or
- the removal of a statutory auditor.

Except as otherwise provided by law or in our articles of incorporation, a special resolution requires the approval of the holders of at least two-thirds of the voting rights of all shareholders present or represented at the meeting where a quorum is present. Our articles of incorporation provide that a quorum exists when one-third of the total number of voting rights is present or represented.

Liquidation Rights

If we are liquidated, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among our shareholders of common stock in proportion to the number of shares they hold, subject to distribution payments for shares with a liquidation preference, if any.

Subscription Rights

Holders of our common stock have no preemptive rights. Authorized but unissued common stock may be issued at the times and on the terms as our board of directors determines, so long as the limitations with respect to the offering of new common stock at "specially favorable" prices or on "specially favorable" conditions are observed, as described above. Our board of directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case the rights must be given on uniform terms to all holders of shares of common stock as of a record date for which not less than two weeks' prior public notice must be given. Each of the shareholders to whom the rights are given must also be given notice of the expiration date thereof at least two weeks prior to the date on which the rights expire. The rights to subscribe for new shares may not be transferred. However, the Company Law enables us to allot stock acquisition rights to shareholders without consideration therefor, and such stock acquisition rights are transferable. See "—Stock Acquisition Rights" below.

In cases where a particular issuance of new shares (i) violates laws and regulations or our articles of incorporation, or (ii) will be performed in a manner that is materially unfair, and shareholders may suffer disadvantages therefrom, shareholders may file an injunction to enjoin the issuance with a court of law.

Reports to Shareholders

We provide our shareholders with notices of general meetings of our shareholders, annual business reports, including financial statements, and notices of resolutions adopted at the general meetings of our shareholders, all of which are in Japanese.

Stock Acquisition Rights

Subject to certain conditions and to the limitations on issuances at a "specially favorable" price or on "specially favorable" conditions described in "—Voting Rights" above, we may issue stock acquisition rights and bonds with stock acquisition rights by a resolution of the board of directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, we will be obligated either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury stock held by us.

Record Date

The record date for annual dividends and the determination of shareholders entitled to vote at the annual general meeting of our shareholders is March 31. The record date for interim dividends is September 30. In addition, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' prior public notice.

Acquisition by Us of Our Own Common Stock

We may acquire our own shares:

- by purchase on any stock exchange on which our shares are listed or by way of tender offer, pursuant to an ordinary resolution of a general meeting of shareholders;
- by purchase from a specific party other than any of our subsidiaries, pursuant to a special resolution of a general meeting of shareholders; or
- by purchase from any of our subsidiaries, pursuant to a resolution of the board of directors.

If we acquire shares from a specific party other than any of our subsidiaries as specified above at a price higher than the greater of (i) the final price at the market trading such shares and (ii) in the event that such shares are subject to a tender offer, the price set in the contract regarding such tender offer, any shareholder may request that we include him or her as the seller of his or her shares in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, such as that we may only acquire our own shares in an aggregate amount up to the amount that we may distribute as dividends. See "—Dividends" above for more details regarding this amount.

Shares acquired by us may be held by us as treasury stock for any period or may be cancelled by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in "—Subscription Rights." We may also utilize our treasury stock (x) for the purpose of transfer to any person upon exercise of stock acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Transfer Agent

The transfer agent, as set forth in our share handling regulations, is The Sumitomo Trust and Banking Company, Limited. Their address is 5-33, Kitahama 4-chome, Chuo-ku, Osaka 540-8639, Japan.

Sale by Us of Shares Held by Shareholders Whose Addresses are Unknown

We are not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in our register of shareholders or at the address otherwise notified to us.

In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if

- notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder's registered address in our register of shareholders or at the address otherwise notified to us; and
- the shareholder fails to receive dividends on the shares for a continuous period of five or more years at the address registered in our register of shareholders or at the address otherwise notified to us,

we may sell or otherwise dispose of the shareholder's shares at market price after giving at least three months' prior public and individual notice, and hold or deposit the proceeds of such sale or disposal for the shareholder.

Reporting of Substantial Shareholdings

Under the Securities and Exchange Law of Japan, if any person becomes beneficially and solely or jointly a holder of more than 5% of our total issued common stock, that shareholder must file with the Director of the relevant Local Finance Bureau a report of its shareholding within five business days of becoming a 5% holder of our common stock. If there is any subsequent change of 1% or more in the holdings of a holder of more than 5% of our total issued common stock or any change in material matters set out in any reports previously filed, then that shareholder must file a similar report. For this purpose both the number of our common stock held by a given shareholder and the number of our total issued common stock includes common stock issuable on conversion of all outstanding convertible securities and on exercise of all outstanding stock acquisition rights (including bonds with stock acquisition rights) held beneficially and solely or jointly by that shareholder. The shareholder also must file a copy of the report with a stock exchange where our shares are listed and with us.

JASDEC

We expect the central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan will apply to the shares after the listing of the shares on the Mothers market. Under this system, holders of shares may deposit certificates for shares with JASDEC, the sole depository under the system, through the institutions participating in the system.

Euroclear and Clearstream

Book-entry interests in shares may be held through Euroclear Bank S.A./N.V., or Euroclear, or Clearstream Banking, société anonyme, or Clearstream, and, if so, the relevant purchasers must deliver their shares to the nominee in Japan for the relevant clearing system who will hold the shares in JASDEC. Settlement for purchasers of the shares will be made only through accounts of participating institutions having a clearing account with JASDEC.

The aggregate holdings of book-entry interests in the shares in Euroclear and Clearstream will be reflected in the book-entry accounts of each such institution. Euroclear or Clearstream as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the shares, will be responsible for establishing and maintaining accounts for their participants and clients having an interest in the book-entry interests in the shares.

Fees

We will not impose any fees in respect of the shares except for minimum handling fees as provided for in our Share Handling Regulations; however, holders of book-entry interests in the shares through Euroclear and Clearstream may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear or Clearstream. In addition, a Japanese securities company or commercial bank acting as standing proxy will charge certain standard fees. See "Description of Common Stock—General."

Settlement Procedures—Secondary Marketing Trading

Secondary market sales of book-entry interests in the shares held through Euroclear or Clearstream to purchasers of book-entry interests in the shares through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream. Any transfer of interests in the shares out of Euroclear and Clearstream will be done in accordance with the rules of Euroclear or Clearstream, as applicable, and those of JASDEC and our share handling regulations.

Secondary market sales and transfers of the shares held outside of Euroclear and Clearstream will also be conducted in accordance with our share handling regulations and the rules of JASDEC.

Settlement of a transaction concerning shares listed on any of the stock exchanges in Japan will normally occur on the third trading day after the transaction day. Settlement in Japan is made by physical delivery of share certificates or through JASDEC as described above.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. Japanese stock exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set according to the previous day's closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on Japanese stock exchanges may not be able to effect a sale at that price on a particular trading day, or at all.

The following summaries are not intended to be a complete analysis of the tax consequences under Japanese or United States law as a result of the acquisition, ownership and sale of our shares by investors. Potential investors should consult their own tax advisers regarding the tax consequences of acquiring, owning and disposing of our shares, including specifically the applicable tax consequences under Japanese or United States law, the law of the jurisdiction of their country of residence (if different) and any tax treaty between Japan and their country of residence.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of shares of our common stock who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws in force and as interpreted by the Japanese tax authorities as at the date of this offering circular, and are subject to changes in applicable Japanese laws, taxation treaties, conventions or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisers.

Generally, a non-resident holder will be subject to Japanese income tax collected by way of withholding on dividends from profits we pay with respect to shares of our common stock and we will withhold such tax prior to payment of dividends from profits. The rate of the Japanese withholding tax is:

- 7% for dividends due and payable on or before March 31, 2008, except for dividends paid to any individual shareholder who holds 5% or more of our issued shares, in which case the applicable rate is 20%; and
- 15% for dividends due and payable on or after April 1, 2008, except for dividends paid to any individual shareholder who holds 5% or more of our issued shares, in which case the applicable rate is 20%.

Currently, a one-year extension of the 7% preferential treatment has been proposed in the course of yearly revisions of Japanese tax laws.

Share splits generally are not subject to Japanese income or corporation tax.

Japan has income tax treaties whereby the withholding tax rate may be reduced, generally to 15%, for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, while France and Japan have signed a new tax treaty which will generally reduce the withholding tax rate for dividends to 10%, subject to ratification by both countries. Under the income tax treaty between Japan and the United States, the maximum withholding tax rate for dividends from profits is generally reduced to 10%, for portfolio investors, and dividends from profits paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends under a new tax treaty between Japan and the United Kingdom. Japanese tax law in general provides that if the Japanese statutory rate is lower than the maximum rate applicable under the applicable tax treaty, the Japanese statutory rate will apply. Non-resident holders who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on shares of our common stock are required to submit, through us to the relevant tax authority prior to the time the dividend is paid, an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends together with any required forms and documents. A standing proxy for a non-resident holder may be used in order that we may submit the application on a non-resident holder's behalf. Any such non-resident holder who does not submit the application in advance of the applicable dividend payment will be entitled to claim a refund from the relevant Japanese tax authorities of withholding taxes withheld in excess of the rate set forth in the applicable tax treaty or the full amount of tax withheld, as the case may be, by complying with certain subsequent filing procedures. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of shares of our common stock outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes.

If we make distributions from sources other than profits, a portion of the payment will be deemed to be dividends from profits, while the rest may constitute capital gains for Japanese tax purposes and generally subject to the same taxation as that applicable to gains derived from the sale of shares of our common stock.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual shares of our common stock as a legatee, heir or donee, even if the acquiring individual is not a Japanese resident.

United States Taxation

To ensure compliance with United States Internal Revenue Service Circular 230, you are hereby notified that the discussion of tax matters set forth in this offering circular was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any prospective investor, for the purposes of avoiding tax-related penalties under federal, state or local law. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

The following summary describes certain U.S. federal income tax consequences of ownership of shares at the date of this offering circular. The following discussion is applicable to you if you are (i) a U.S. holder (as defined below) holding the shares as capital assets, and (ii) you are a resident of the United States for purposes of the current tax treaty between the United States and Japan, or the Treaty, your holding of the shares is not, for purposes of the Treaty, effectively connected with a permanent establishment in Japan, and you qualify for the full benefits of the Treaty. You are a "U.S. holder" if you are a beneficial holder of a share and if you are for U.S. federal income tax purposes:

- an individual citizen or resident of the United States;
- a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
- a trust which either (1) is subject to the primary supervision of a court within the United States and one or more United States persons has the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

- a dealer in securities or currencies;
- a trader in securities that has elected to use a mark-to-market method of accounting for your securities;
- a person liable for the alternative minimum tax;
- a financial institution;
- a real estate investment trust;

- a regulated investment company;
- a tax-exempt organization;
- an insurance company;
- a person holding shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
- a person who owns, actually or constructively, 10% or more of our voting stock;
- an investor in a pass-through entity; or
- a person whose "functional currency" is not the U.S. dollar.

In addition, the following discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this section as the "Code," and regulations, rulings and judicial decisions issued under the Code at the date of this offering circular. However, these authorities may be repealed, revoked or modified, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences). **If you are considering the purchase, ownership or disposition of our shares, you should consult your own tax advisor concerning the U.S. federal income tax consequences of the purchase, ownership or disposition of shares in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.**

Taxation of Dividends

The gross amount of dividends paid to you, including amounts withheld to reflect Japanese withholding taxes, will be treated as dividend income to you, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income (including withheld taxes) will be includable in your gross income as ordinary income on the day you actually or constructively receive it. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. holders, certain dividends paid by a qualified foreign corporation and received by such holders before January 1, 2011 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States, if such treaty contains an exchange of information provision and the U.S. Treasury Department had determined that the treaty is satisfactory for the purposes of the legislation. The U.S. Treasury Department has determined that the Treaty meets these requirements. In addition, we believe that we are eligible for the benefits of the Treaty. However, individuals who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. U.S. holders should consult their own tax advisors regarding the application of the foregoing rules to their particular circumstances.

The amount of any dividend paid in yen will equal the U.S. dollar value of the yen received, calculated by reference to an exchange rate in effect on the date the dividend is actually or constructively received by you regardless of whether the yen are converted into U.S. dollars. If the yen received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the yen will be treated as U.S. source ordinary income or loss and will not be eligible for the reduced tax rate discussed in the previous paragraph.

The maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. As discussed under "Japanese Taxation" above, you will be required to properly demonstrate to us and the Japanese tax authorities your entitlement to the reduced withholding rate under the Treaty. Subject to certain conditions and limitations, Japanese withholding taxes on dividends may be treated as foreign taxes eligible for credit or deduction against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the reduced rates. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid by you with respect to that year. For purposes of calculating the foreign tax credit, dividends paid on shares will be treated as income from sources outside the United States and will generally constitute "passive income." In addition, in some circumstances, a U.S. holder that:

- has held shares for less than a specified minimum period during which it is not protected from risk of loss; or
- is obligated to make payments related to the dividends;

may not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on such shares. The rules governing the foreign tax credit are complex. You should consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. Consequently, such distributions in excess of our current and accumulated earnings and profits would generally not give rise to foreign source income and you would generally not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

Distributions of additional shares to you with respect to shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax. The basis of any new shares you receive as a result of a pro rata distribution of shares by us will be determined by allocating your basis in the old shares between the old shares and the new shares received, based on their relative fair market values on the date of distribution.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any taxable sale or exchange of a share in an amount equal to the difference between the U.S. dollar amount realized for the share and your basis in the share, determined in U.S. dollars. The gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year that are recognized before January 1, 2011 are generally taxed at a maximum rate of 15%. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company

Based on the current composition of our income and valuation of our assets and the projected composition of our income and valuation of our assets for the taxable year ending March 31, 2007, we do not believe that we are, for U.S. income tax purposes, a passive foreign investment company, or a PFIC, and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the shares and on certain distrubutions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. The gain will also be subject to certain characterization rules. Non-corporate U.S. holders, including individuals, will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011 if we are a PFIC in the taxable year in which the dividends are paid or in the preceding taxable year.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the shares or the proceeds from the sale, exchange or redemption of the shares paid within the United States, and, in some cases, outside of the United States, to you, unless you are an exempt recipient, such as a corporation. In addition, backup withholding tax may apply to those amounts if you fail to provide an accurate taxpayer identification number or you are notified by the Internal Revenue Service that you have failed to report interest and dividends required to be shown on your U.S. federal income tax returns or you fail to make certain certifications. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

OFFER AND RESALE

We have entered into an international purchase agreement with Universal Studios Entertainment Japan Investment Company LLC, Crane Holdings Ltd. and the international managers named below with respect to the international shares. Subject to certain conditions, each international manager has severally but not jointly agreed to purchase the number of shares indicated in the following table at a purchase price of ¥45,570 per share. Goldman Sachs International and Nomura International plc are acting as the international joint lead managers of the international managers and bookrunners:

International managers	Number of shares
Goldman Sachs International	170,357
Nomura International plc	56,786
Total	227,143

The international managers are committed to take and pay for all of the shares being offered, if any are taken. Subject to certain conditions, the international managers will purchase the international shares at the purchase price of ¥45,570 per share and offer the international shares at the offer price stated on the front cover page of this offering circular. No selling concession, management commission or underwriting commission will be payable by us with respect to the offering of the international shares. The difference between the offer price and the purchase price will be distributed among the international managers in the manner agreed to by them.

We and the selling shareholders have appointed Goldman Sachs International and Nomura Securities Co., Ltd. to act as joint global coordinators of the global offering.

The international shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the Securities Act.

We have been advised by the international managers that they propose to resell the international shares (a) in the United States, through their respective selling agents, only to QIBs in reliance on Rule 144A, or the Rule 144A shares, and (b) outside the United States in offshore transactions in reliance on Regulation S, or the Regulation S shares, and, in each case, in accordance with applicable law. The offer price and the difference between the purchase price and the offer price are the same for the Rule 144A shares and Regulation S shares. Any offer or sale of shares in reliance on Rule 144A will be made by broker-dealers who are registered as such under the Exchange Act. Terms used above have meanings given to them by Regulation S and Rule 144A.

We have also entered into an underwriting agreement providing for the sale by us of 230,000 shares of our common stock in Japan in connection with the Japanese offering through arrangements with certain underwriters, for whom Nomura Securities Co., Ltd. and Goldman Sachs Japan Co., Ltd. are acting as joint lead managers. We have also entered into underwriting agreements with Nomura Securities Co., Ltd. and each of Sumitomo Metal Industries, Ltd. and Hitachi Zosen Corporation providing for the sale by those shareholders of an aggregate of 120,000 shares of our common stock in Japan in connection with the Japanese offering. The closing of the international offering and Japanese offering are conditioned upon each other. The offer price in the international offering will be the same as the offer price to investors in the Japanese offering. For the purposes of the Japanese offering we have filed a securities registration statement, including amendments, pursuant to the Securities and Exchange Law of Japan, as amended.

In addition, Nomura Securities Co., Ltd. may over-allot in the Japanese offering up to an additional 50,000 shares. In connection with the offering of the over-allotted shares, Nomura Securities Co., Ltd., as representative of the Japanese underwriters, has entered into a share borrowing agreement with Universal Studios Entertainment Japan Investment Company LLC, one of our shareholders, pursuant to which Universal Studios Entertainment Japan Investment Company LLC agrees to lend to Nomura Securities Co., Ltd. up to an aggregate of 50,000 shares solely to cover the over-allotment, if any. Universal Studios Entertainment Japan Investment Company LLC has granted Nomura Securities Co., Ltd. an option, exercisable until March 27, 2007, to purchase up to an additional 50,000 shares in connection with over-allotments, if any, in the Japanese offering. During the period beginning on March 16, 2007 and ending on March 22, 2007, Nomura Securities Co., Ltd. may purchase our shares in the open market in lieu of exercising all or part of the option mentioned above, which will be conducted by Nomura Securities Co., Ltd. upon consultation with Goldman Sachs Japan Co., Ltd. and in compliance with all applicable laws.

To provide for the coordination of their activities, the international managers and the Japanese underwriters have entered into an agreement between syndicates pursuant to which, among other things, the Japanese underwriters may sell to the international managers such number of shares as is determined by the joint global coordinators in consultation with the joint lead managers of the international managers and the Japanese underwriters. To the extent there are sales of shares among the international managers and the Japanese underwriters pursuant to the agreement between syndicates and in compliance with any applicable laws, regulations and rules, the number of shares initially available for sale by the international managers and the Japanese underwriters may be more or less than the numbers appearing on the cover page of this offering circular.

Pursuant to the agreement between syndicates, as part of the distribution of shares and subject to certain exceptions, the international managers and the Japanese underwriters have agreed that (i) the international managers will neither purchase, directly or indirectly, any shares for the account of any Japanese person, nor offer or sell, directly or indirectly, any shares or distribute any offering circular or prospectus relating to the shares in Japan or to any Japanese person, and (ii) the Japanese underwriters will neither purchase, directly or indirectly, any shares for the account of any person or entity other than a Japanese person, nor offer or sell, directly or indirectly, any shares or distribute any offering circular or prospectus relating to the shares outside Japan or to any person or entity other than a Japanese person.

The international shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States except in certain transactions exempt from the registration requirements of the Securities Act. United States affiliates of the international managers may arrange for the sale of a portion of the international shares in the United States exclusively to persons reasonably believed by them to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act, and each U.S. purchaser of international shares is hereby notified that the offer and sale of international shares to it is being made in reliance upon that exemption. The offering of the international shares outside the United States will be made in compliance with Regulation S under the Securities Act.

In addition, until 40 days after the later of the commencement of the international offering and the delivery date, an offer or sale of shares within the United States by a dealer (whether or not participating in the global offering) may violate the registration requirements of the Securities Act if the offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act or pursuant to another exemption from registration under the Securities Act.

The international joint lead managers have advised us that the international managers have entered into an agreement among international managers in which they have agreed to sell shares in the international offering only as described in that agreement and in this offering circular, and in all cases in accordance with applicable securities laws.

Each international manager has represented and agreed that in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Member State (the "Relevant Implementation Date") it has not made and will not make an offer of international shares to the public in that Relevant Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of international shares to the public in that Relevant Member State:

(1) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(2) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(3) by the international managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(4) in any other circumstances falling within Article 3(2) of the Prospectus Directive; and

provided that no such offer of international shares shall result in a requirement for the publication by us or any international manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of international shares to the public" in relation to any international shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the international shares to be offered so as to enable an investor to decide to purchase or subscribe for the international shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each international manager has represented and agreed that:

(1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended) (the "FSMA")) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to us; and

(2) it has complied with, and will comply with all applicable provisions of FSMA within respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Each international manager has represented and agreed that the international shares have not been and will not be registered under the Securities and Exchange Law of Japan and that the international shares which it purchases will be purchased by it as principal and that, in connection with the international offering and distribution of the international shares, neither such international manager nor any person acting on its behalf has offered or sold, or will offer or sell, any international shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (including Japanese corporations), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except (a) pursuant to an exemption from the registration requirements of, and from the requirements to deliver a prospectus under, the Securities and Exchange Law of Japan, if any, and (b) otherwise in compliance with any other applicable requirements of Japanese law.

Each international manager has represented and agreed that the international shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the international shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to international shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Each international manager has acknowledged that this offering circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each international manager has represented, warranted and agreed that it has not circulated or distributed nor will it circulate or distribute this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares nor has it offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase nor will it offer or sell the shares or cause the shares to be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

that shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Shares pursuant to an offer made under Section 275 of the SFA except:

(1) to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets; and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2) where no consideration is or will be given for the transfer; or

(3) where the transfer is by operation of law.

Buyers of international shares sold by the international managers may be required to pay stamp taxes and other charges in accordance with the laws and practice of the country of purchase in addition to the offer price.

We have agreed, during the period beginning on the date of this offering circular and ending 180 days after the closing date of the global offering, not to, without the prior written consent of the joint global coordinators, (i) issue, offer, lend, pledge, sell, contract to sell, sell an option or commitment to purchase, purchase an option or commitment to sell, grant an option, right or warrant to purchase, short sell or otherwise transfer or dispose of, shares of our common stock or any other class of our capital stock, or securities convertible into or exchangeable for, or representing the right to acquire or receive, any such shares, consent to or agree with our shareholders for the sale by our shareholders of any such shares or adopt a resolution in connection therewith, or cause any entity controlled by us or any entity or person acting on our instructions to take any such action, (ii) engage in derivative and other transactions resulting in the direct or indirect transfer of all or a part of the ownership (or economic value) of any such shares, or cause any entity controlled by us or any entity or person acting on our instructions to take any such action, (iii) engage in any other transactions having an economic effect equivalent to those set forth in items (i) or (ii) above, or cause any entity controlled by us or any entity or person acting on our instructions to take any such action or (iv) announce or make public our intention, or agree or consent to take, any of the actions set forth in items (i) through (iii) above; provided, however, the following actions shall not be prohibited by the foregoing:

- offers or sales in connection with the global offering;
- the exercise of the rights in connection with shares with a shareholder's put right (*shutoku seikyū ken tsuki kabushiki*), shares subject to a right of repurchase (*shutoku jōkō tsuki kabushiki*), shares subject to a right of repurchase as an entire class (*zenbu shutoku jōkō tsuki shurui kabushiki*), stock acquisition rights subject to a right of repurchase (*shutoku jōkō tsuki shinkabu yoyaku ken*), subscription rights (*shinkabu hikiuke ken*) or stock acquisition rights (*shinkabu yoyaku ken*), in each case that are outstanding as of the date of this offering circular;
- stock splits (*kabushiki bunkatsu*);
- the issue of our shares or the transfer of our treasury stock in connection with an absorption-type corporate split (*kyūshū bunkatsu*), a share exchange (*kabushiki kōkan*) or a merger; and
- the issue of stock acquisition rights to our directors, statutory auditors and employees (provided, however, the exercise period for such stock acquisition rights commences after the lock-up period ends).

Each of Universal Studios Entertainment Japan Investment Company LLC, Crane Holdings Ltd. and the City of Osaka (which will not be a selling shareholder in either the international offering or the Japanese offering) has agreed, during the period beginning on the date of this offering circular and ending 180 days after the closing date of the global offering, not to, without the prior written consent of the joint global coordinators, (i) issue, offer, pledge, lend, sell, contract to sell, sell an option or commitment to purchase, purchase an option or commitment to sell, grant an option or right or warrant to purchase, short sell or otherwise transfer or dispose of, shares of our common stock or any other class of capital stock, or securities convertible into or exchangeable for, or representing the right to acquire or receive, any such shares, or cause any entity controlled by such shareholder or any entity or person acting on the instructions of such shareholder to take any such action, (ii) engage in derivative and other transactions resulting in the direct or indirect transfer of all or a part of the ownership (or economic value) of any such shares, or cause any entity or person controlled by such shareholder or acting on the instructions of such shareholder, to take any such action or (iii) engage in any other transactions having an economic effect equivalent to those set forth in items (i) or (ii) above; provided, however, the following actions shall not be prohibited by the foregoing:

- offers or sales in connection with the global offering; and
- the lending of our shares under the share borrowing agreement to be entered into with Nomura Securities Co., Ltd. in connection with the offering of over-allotted shares and the acquisition by Nomura Securities Co., Ltd. of our shares under the share borrowing agreement.

Sumitomo Metal Industries, Ltd. and Hitachi Zosen Corporation will no longer own any of our shares as a result of the global offering.

In addition, pursuant to regulations of the Tokyo Stock Exchange concerning certain types of third party allotments of shares occurring within a specified time prior to the listing of a company's shares on the exchange, Crane Holdings Ltd. and DBJ Value Up Fund have entered into agreements with us pursuant to which they agree to comply with certain reporting requirements of the Tokyo Stock Exchange and to restrictions on sales and other dispositions of their shares of our common stock until six months after the date of the listing of our shares on the Mothers market.

Prior to the global offering, there has been no public market for our common shares inside or outside Japan. The offer price has been determined by agreement among us, the selling shareholders and the joint global coordinators. Among the factors considered in determining the offer price were prevailing market conditions, our historical performance, assessment of our management and business prospects and considerations of those factors in relation to market valuations of companies in related businesses.

The international shares will be delivered in Tokyo through clearing accounts with JASDEC under the central clearing system in Japan on or about March 16, 2007 (Tokyo time). See "Clearance and Settlement."

The international purchase agreement provides that we will indemnify the international managers and their affiliates against specified liabilities, including liabilities under the Securities Act, in connection with the offer and sale of the shares, and will contribute to payments the international managers and their affiliates may be required to make in respect of those liabilities. In addition, Universal Studios Entertainment Japan Investment Company LLC and Crane Holdings Ltd. will agree to similar indemnification and contribution obligations with respect to limited information included in this offering circular. In addition, we have agreed to reimburse the international managers for certain of their expenses.

Certain of the international managers, the Japanese underwriters or their affiliates have provided, and may in the future provide, various financial advisory and investment and commercial banking services for us and our affiliates and for the selling shareholders and their affiliates, for which they have received or may receive, as the case may be, customary compensation. We intend to use a portion of the net proceeds that we receive from the global offering to repay a portion of our long-term debt, including any prepayment penalties, under two of our loan facilities, which we refer to collectively as Facility C. As of December 31, 2006, the amounts of long-term debt under Facility C we owe to Goldman Sachs Japan Co., Ltd. and Nomura Capital Investment Co., Ltd. are ¥3,400 million and ¥600 million, respectively. In addition, as of that date, we owe an additional ¥2,000 million to Nomura Capital

Investment Co., Ltd. under another of our syndicated loan facilities which, together with another facility, we refer to collectively as Facility A. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity, Capital Resources and Financial Condition—Long-term Debt—Syndicated Loan Agreement."

Crane Holdings Ltd., our largest shareholder, is an affiliate of Goldman Sachs International, one of the joint global coordinators.

The international offering is being made in accordance with Rule 144A and Regulation S under the Securities Act. The shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States. Accordingly, they may not be offered, sold, pledged or otherwise transferred or delivered within the United States or to, or for the account or benefit of, U.S. persons except to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and to persons outside the United States in accordance with Regulation S.

Terms used in this "Transfer Restrictions" that are defined in Rule 144A or Regulation S under the Securities Act are used as defined therein.

Shares Offered in Reliance on Rule 144A

Each U.S. purchaser of shares will be deemed to have represented and agreed as follows:

- the purchaser:
  - is a QIB,
  - is aware that the sale of the shares to it is being made in reliance on Rule 144A, and
  - is acquiring the shares for its own account or for the account of a QIB, as the case may be; and
- the purchaser understands that the shares have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred, except:
  - to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A,
  - in an offshore transaction complying with Regulation S, or
  - pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available) under the Securities Act,

in each case in accordance with all applicable securities laws of the states of the United States.

Shares Offered in Reliance on Regulation S

Each purchaser of shares offered in reliance on Regulation S will be deemed to have represented and agreed as follows:

- the purchaser is acquiring the shares in an offshore transaction in accordance with Regulation S; and
- the purchaser understands that the shares have not been and will not be registered under the Securities Act and, until 40 days after the closing of the international offering, may not be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of U.S. persons except in certain transactions in accordance with Rule 144A under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the international offering will be passed upon for us by Simpson Thacher & Bartlett LLP and Nishimura & Partners. The international managers have been advised by Sullivan & Cromwell with respect to U.S. federal securities and New York State law and Nagashima Ohno & Tsunematsu with respect to Japanese law.

INDEPENDENT AUDITORS

Our financial statements as of and for the fiscal years ended March 31, 2004, 2005 and 2006 included in this offering circular have been audited by KPMG AZSA & Co. (a Japanese member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative), independent auditors, as stated in their report appearing in this offering circular.

INDEX TO AUDITED FINANCIAL STATEMENTS

	Page
Independent Auditors' Report	F-3
Balance Sheets as of March 31, 2005 and 2006	F-4
Statements of Operations for the fiscal years ended March 31, 2004, 2005 and 2006	F-5
Statements of Shareholders' Equity for the fiscal years ended March 31, 2004, 2005 and 2006	F-6
Statements of Cash Flows for the fiscal years ended March 31, 2004, 2005 and 2006	F-7
Notes to Financial Statements	F-8

[THIS PAGE INTENTIONALLY LEFT BLANK]

Independent Auditors' Report

To the Board of Directors of
USJ Co., Ltd.:

We have audited the accompanying balance sheets of USJ Co., Ltd. as of March 31, 2006 and 2005, and the related statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2006, expressed in Japanese yen. These financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USJ Co., Ltd. as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.

As discussed in Note 15 to the financial statements,

(1) Pursuant to the resolution of the annual shareholders' meeting held on June 28, 2006, new share acquisition rights in the form of stock options were issued on June 28, 2006 for two directors and on July 18, 2006 for the other directors and employees.

(2) At the Board of Directors' meeting held on August 10, 2006 and the extraordinary shareholders' meeting held on September 13, 2006, the Company decided to reduce its capital and additional paid-in capital.

(3) On August 10, 2006, the Company entered into an agreement with financial institutions to set up loan facilities.

The U.S. dollar amounts in the accompanying financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the financial statements.

KPMG AZSA & Co.

Osaka, Japan
February 9, 2007

Balance Sheets
USJ Co., Ltd.
March 31, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
ASSETS			
Current assets:			
Cash and cash equivalents (Note 5)	¥ 20,906	¥ 27,132	$ 230,127
Trade receivables	1,908	1,841	15,615
Inventories	2,127	1,925	16,327
Prepaid expenses and other current assets	1,014	1,012	8,584
Total current assets	25,955	31,910	270,653
Property and equipment (Note 5):			
Buildings and structures	95,494	95,510	810,093
Machinery and equipment	80,681	80,856	685,802
Construction in progress	365	1,437	12,188
Other	1,269	1,463	12,409
	177,809	179,266	1,520,492
Less accumulated depreciation	(57,018)	(71,385)	(605,471)
Net property and equipment	120,791	107,881	915,021
Intangible assets	943	688	5,835
Investments and other assets:			
Long-term prepaid expenses	2,323	2,045	17,345
Other assets (Note 3)	2,043	310	2,630
Total investments and other assets	4,366	2,355	19,975
Total assets	¥152,055	¥142,834	$1,211,484
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities:			
Short-term borrowings (Note 4)	¥ 7,000	¥ —	$ —
Current portion of long-term debt (Notes 4 and 5)	11,590	7,900	67,006
Accounts payables:			
Trade	1,245	1,057	8,965
Other	7,309	4,589	38,923
Advances from customers	15,375	14,409	122,214
Other current liabilities	5,149	3,463	29,372
Total current liabilities	47,668	31,418	266,480
Long-term liabilities:			
Long-term debt (Notes 4 and 5)	91,585	79,700	675,997
Employees' termination and retirement benefits (Note 6)	577	753	6,386
Other long-term liabilities	3,916	2,288	19,406
Total long-term liabilities	96,078	82,741	701,789
Shareholders' equity (Note 14):			
Capital stock	40,000	52,500	445,293
Common stock:			
Authorized—800,000 shares in 2005 and 2,000,000 shares in 2006			
Issued—800,000 shares in 2005 and 1,541,112 shares in 2006			
Preferred stock:			
Authorized and issued 185,000 shares in 2006			
Additional paid-in capital	—	12,500	106,022
Accumulated deficit	(31,691)	(36,325)	(308,100)
Total shareholders' equity	8,309	28,675	243,215
Total liabilities and shareholders' equity	¥152,055	¥142,834	$1,211,484

The accompanying notes are an integral part of these statements.

Statements of Operations
USJ Co., Ltd.
Years ended March 31, 2004, 2005 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2005	2006	2006
Revenues:				
Operating sales	¥ 33,303	¥ 33,763	¥ 33,187	$281,485
Merchandise sales	19,384	18,940	18,168	154,097
Food and beverage sales	12,676	11,345	10,759	91,255
Other	5,887	6,012	6,153	52,188
	71,250	70,060	68,267	579,025
Cost of revenues (Note 7)	62,238	59,726	56,303	477,549
Selling, general and administrative expenses (Note 8)	10,763	10,260	10,470	88,804
Operating income (loss)	(1,751)	74	1,494	12,672
Other income (expenses):				
Interest expense	(3,519)	(3,332)	(2,640)	(22,392)
Loss on disposal of property and equipment	(130)	(235)	(175)	(1,484)
Restructuring cost (Note 9)	—	(1,745)	—	—
Refinance expense (Note 4)	—	—	(2,696)	(22,867)
Loss on early termination of hedge accounting for swap transactions (Note 11)	—	—	(987)	(8,372)
Foreign exchange gain (loss), net	69	(201)	479	4,063
Other	133	272	(103)	(874)
	(3,447)	(5,241)	(6,122)	(51,926)
Loss before income taxes	(5,198)	(5,167)	(4,628)	(39,254)
Income taxes (Note 10):				
Current	(6)	(6)	(6)	(50)
Net loss	¥ (5,204)	¥ (5,173)	¥ (4,634)	$ (39,304)

	Yen			Thousands of U.S. dollars (Note 1)
	2004	2005	2006	2006
Amounts per share of common stock:				
Net loss	¥(6,505.14)	¥(6,466.16)	¥(3,159.66)	$ (26.80)
Cash dividends, applicable to the year	—	—	—	—

The accompanying notes are an integral part of these statements.

Statements of Shareholders' Equity
USJ Co., Ltd.
Years ended March 31, 2004, 2005 and 2006

	Number of shares		
	2004	2005	2006
Common stock:			
At beginning of year	800,000	800,000	**800,000**
Conversion from preferred stock	—	—	**741,112**
At end of year	800,000	800,000	**1,541,112**
Preferred stock:			
At beginning of year	—	—	**—**
Issuance of new stock to third parties	—	—	**555,556**
Conversion to common stock	—	—	**(370,556)**
At end of year	—	—	**185,000**

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2005	2006	2006
Capital stock:				
Balance at beginning of year	¥ 40,000	¥ 40,000	**¥ 40,000**	**$ 339,271**
Issuance of preferred stock	—	—	**12,500**	**106,022**
Balance at end of year	40,000	40,000	**52,500**	**445,293**
Additional paid-in capital:				
Balance at beginning of year	¥ —	¥ —	**¥ —**	**$ —**
Issuance of preferred stock	—	—	**12,500**	**106,022**
Balance at end of year	—	—	**12,500**	**106,022**
Accumulated deficit:				
Balance at beginning of year	¥(21,314)	¥(26,518)	**¥(31,691)**	**$(268,796)**
Net loss	(5,204)	(5,173)	**(4,634)**	**(39,304)**
Balance at end of year	(26,518)	(31,691)	**(36,325)**	**(308,100)**

The accompanying notes are an integral part of these statements.

Statements of Cash Flows
USJ Co., Ltd.
Years ended March 31, 2004, 2005 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2005	2006	2006
Cash flows from operating activities:				
Loss before income taxes	¥ (5,198)	¥ (5,167)	¥ (4,628)	$ (39,254)
Adjustments to reconcile loss before income taxes to net cash provided by operating activities:				
Depreciation and amortization	15,451	16,238	15,661	132,833
Loss on early termination of hedge accounting for swap transactions	—	—	987	8,372
Increase (Decrease) in accrued bonuses	(28)	6	(18)	(153)
Interest and dividend income	(0)	(0)	(4)	(34)
Interest expense	3,519	3,332	2,640	22,392
Foreign exchange loss (gain), net	4	(10)	(118)	(1,001)
Loss on disposal of property and equipment	130	224	166	1,408
Refinance expense	—	—	2,696	22,867
Restructuring cost	—	261	—	—
Decrease in trade receivables	657	246	67	568
Decrease (Increase) in inventories	(386)	1,272	202	1,713
Decrease in accrued consumption taxes	401	—	—	—
Increase (Decrease) in trade payables	203	(267)	(188)	(1,595)
Increase (Decrease) in other accounts payables	206	1,476	(2,337)	(19,822)
Decrease in advances from customers	(488)	(1,732)	(966)	(8,193)
Other, net	1,047	1,448	(802)	(6,802)
Subtotal	15,518	17,327	13,358	113,299
Interest and dividends received	0	0	3	26
Interest paid	(3,586)	(2,963)	(3,723)	(31,578)
Income taxes paid	(6)	(6)	(6)	(51)
Net cash provided by operating activities	11,926	14,358	9,632	81,696
Cash flows from investing activities:				
Acquisition of property and equipment	(5,811)	(1,044)	(1,965)	(16,667)
Sales of property and equipment	650	—	—	—
Acquisition of intangible assets	(198)	(45)	(133)	(1,128)
Other, net	(87)	3	2	17
Net cash used in investing activities	(5,446)	(1,086)	(2,096)	(17,778)
Cash flows from financing activities:				
Proceeds from short-term borrowings	2,000	—	—	—
Proceeds from long-term debt	3,000	3,000	65,000	551,315
Repayments of long-term debt	(11,110)	(11,430)	(87,575)	(742,791)
Refinance expense	—	—	(2,696)	(22,867)
Proceeds from issuance of capital stock	—	—	24,970	211,790
Repayments of lease obligations	(1,369)	(1,341)	(1,115)	(9,457)
Repayments of deferred payment liabilities	(1,823)	(3,572)	(13)	(110)
Net cash used in financing activities	(9,302)	(13,343)	(1,429)	(12,120)
Effect of exchange rate changes on cash and cash equivalents	1	12	119	1,009
Increase (Decrease) in cash and cash equivalents	(2,821)	(59)	6,226	52,807
Cash and cash equivalents at beginning of year	23,786	20,965	20,906	177,320
Cash and cash equivalents at end of year	¥ 20,965	¥ 20,906	¥ 27,132	$ 230,127

The accompanying notes are an integral part of these statements.

1. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(a) BASIS OF PRESENTING FINANCIAL STATEMENTS

The accompanying financial statements of USJ Co., Ltd. (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accompanying financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of statements of shareholders' equity) from the financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language financial statements, but not required for fair presentation, is not presented in the accompanying financial statements.

The Company has no subsidiaries.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate as of September 30, 2006, which was ¥117.90 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(b) FOREIGN CURRENCY TRANSLATION

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates of the balance-sheet date.

(c) CASH AND CASH EQUIVALENTS

In preparing the statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(d) SECURITIES

Securities with no available fair market value included in other assets are stated at moving-average cost.

(e) INVENTORIES

Merchandise, raw materials and supplies are stated at moving-average cost.

(f) PROPERTY AND EQUIPMENT

Property and equipment are stated at cost.

Depreciation is computed by the straight-line method at rates based on the estimated useful lives in accordance with the Corporation Tax Law of Japan.

Finance leases, including those leases under which ownership of the leased asset is not considered to be transferred to the lessee, are capitalized. Depreciation is computed under the straight-line method with no salvage value over the lease period.

(g) INTANGIBLE ASSETS

Amortization of intangible assets is computed by the straight-line method. Amortization of software for internal use is computed by the straight-line method over the estimated useful life of five years.

(h) STOCK ISSUE COST

Stock issue cost, included in other assets, is amortized uniformly over three years.

(i) EMPLOYEES' TERMINATION AND RETIREMENT BENEFITS

The Company has an unfunded retirement and termination allowance plan to provide benefits for its employees. Under the plan, eligible employees are entitled to lump-sum payments which are, in general, determined on the basis of points earned during their service period, length of service period, and reason for termination. The obligation and costs of retirement benefits are determined using a projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. The retirement obligation is measured as the present value of estimated future cash flows using a discount rate that is similar to the interest rate on government bonds where the currency and terms of the government bonds are consistent with the currency and estimated terms of the defined benefit obligation.

Net actuarial gains or losses are charged to earnings as incurred.

(j) INCOME TAXES

Deferred tax assets and liabilities are recorded for the estimated future tax effects of loss carryforwards and temporary differences between the tax basis of an asset or liability and the amount reported in the balance sheet. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that some portion or all of deferred tax assets will not be realized. In determining the valuation allowance, the Company considers expected future taxable income and available tax planning strategies.

(k) RECLASSIFICATIONS

Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation.

(l) PER SHARE DATA

The computations of net loss per share of common stock are based on the weighted average number of shares outstanding during each financial period.

Diluted net income per share for the years ended March 31, 2004, 2005 and 2006 is not disclosed in the statements of operations since the Company recognized net losses for the years.

(m) LEASES

Finance leases, including those leases under which ownership of the leased asset is not considered to be transferred to the lessee, are capitalized.

(n) DERIVATIVES AND HEDGE ACCOUNTING

The Company states derivative instruments at fair value and recognizes changes in the fair value as gains or losses unless derivative instruments are used for hedging purposes.

If derivative instruments are used as hedging purpose and meet certain hedging criteria, the Company defers recognition of gains or losses resulting from changes in fair value of derivative instruments until the related gains or losses on the hedged items are recognized.

2. ACCOUNTING CHANGES

(a) ACCOUNTING FOR IMPAIRMENT OF FIXED ASSETS

In the year ended March 31, 2006, the Company adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003).

This change had no impact on net loss or shareholders' equity.

3. SECURITIES

Book values of securities without available fair market values as of March 31, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Available-for-sale securities:			
Non-listed equity securities	¥ 2	¥ 2	$ 17
Total	¥ 2	¥ 2	$ 17

4. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings and long-term debt as of March 31, 2005 and 2006 consisted of the following:

Short-term borrowings

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Unsecured:			
Loans from Osaka City Development Corporation, interest rate 2.02%	¥7,000	¥ —	$ —
Total	¥7,000	¥ —	$ —

Long-term debt

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Secured:			
Loans principally from banks, maturing in installments through 2016, interest rate from 0% to 3.7% for the year ended March 31, 2006	¥ 87,175	**¥64,600**	**$547,922**
Unsecured:			
Loans from the City of Osaka and its affiliate, lump-sum payment in 2016, interest rate from 1.875% to 2.87% for the year ended March 31, 2006	16,000	**23,000**	**195,081**
	103,175	**87,600**	**743,003**
Less amounts due within one year	(11,590)	**(7,900)**	**(67,006)**
Total	¥ 91,585	**¥79,700**	**$675,997**

On September 30, 1999, the Company entered into a term loan facility for the USJ project.

On August 24, 2005, the loan was repaid and a new syndicated loan of ¥65,000 million was executed.

The Company recorded ¥2,696 million as an early termination fee of long term debt in other expenses for the year ended March 31, 2006 because of the restructuring of the syndicated loan. The new term loan facility contains financial covenants which are described in Note 14 "Shareholders' equity."

Annual maturities of long-term debt as of March 31, 2006 were as follows:

Years ending March 31,	Millions of yen	Thousands of U.S. dollars (Note 1)
2007	¥ 7,900	$ 67,006
2008	5,400	45,802
2009	5,400	45,802
2010	5,400	45,802
2011 and thereafter	63,500	538,591
Total	¥87,600	$743,003

5. PLEDGED ASSETS

The following assets were pledged to secure long-term debt of ¥87,175 million and ¥64,600 million ($547,922 thousand) as of March 31, 2005 and 2006, respectively:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Cash and cash equivalents	¥ 18,127	**¥ 21,370**	**$ 181,255**
Buildings and structures	78,445	**74,135**	**628,796**
Machinery and equipment	40,732	**31,045**	**263,316**
Other	900	**433**	**3,673**
Total	¥138,204	**¥126,983**	**$1,077,040**

6. EMPLOYEES' TERMINATION AND RETIREMENT BENEFITS

The liability for employees' termination and retirement benefits as of March 31, 2005 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Projected benefit obligation	¥ 577	¥ 753	$6,386
Liability for employees' termination and retirement benefits	¥ 577	¥ 753	$6,386

Termination and retirement benefit expenses in the statements of operations for the years ended March 31, 2004, 2005 and 2006 were comprised of the following:

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2005	2006	2006
Service costs-benefits earned during the year	¥ 202	¥ 200	¥ 237	$2,010
Interest cost on projected benefit obligation	9	12	11	93
Net actuarial gains (losses)	12	(52)	(5)	(42)
Termination and retirement benefit expenses	¥ 223	¥ 160	¥ 243	$2,061

The discount rate used by the Company was 2.0% in 2004, 2005 and 2006.

Net actuarial gains or losses are charged to earnings as incurred.

7. COST OF REVENUES

Cost of revenues for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2005	2006	2006
Cost of goods sold, merchandise	¥ 9,452	¥ 9,021	¥ 8,505	$ 72,137
Cost of goods sold, food and beverage	3,799	3,348	3,076	26,090
Labor costs	10,434	10,079	9,433	80,009
Other expenses				
Royalties	5,310	5,196	5,011	42,502
Rents	3,736	3,333	2,871	24,351
Outsourcing expenses	4,330	3,870	2,933	24,877
Entertainment show production expenses	3,911	3,357	3,640	30,874
Depreciation and amortization expenses	13,592	14,258	14,085	119,466
Other	7,674	7,264	6,749	57,243
Subtotal	38,553	37,278	35,289	299,313
Total	¥62,238	¥59,726	¥56,303	$477,549

8. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses for the years ended March 31, 2004, 2005 and 2006 consisted of the following:

	Millions of yen			Thousands of U.S.dollars (Note 1)
	2004	2005	2006	2006
Compensation for directors	¥ 152	¥ 424	¥ 913	$ 7,744
Salaries and allowances	1,340	1,288	1,158	9,822
Advertising and promotion expenses	3,391	2,726	2,957	25,081
Sales commissions	968	1,005	928	7,871
Outsourcing expenses	1,063	1,028	1,106	9,381
Depreciation and amortization expenses	1,371	1,416	1,184	10,042
Other	2,478	2,373	2,224	18,863
Total	¥10,763	¥ 10,260	¥ 10,470	$88,804

9. RESTRUCTURING COST

During the year ended March 31, 2005, the Company initiated significant actions to realign its business and to improve its cost structure. Such actions included implementation of the Next Career Support Program to encourage employees to voluntarily choose a career outside the Company and disposition of operating assets. The costs relating to the restructuring, including employee severance and retirement payments and the disposition of assets, amounted to ¥1,745 million.

10. INCOME TAXES

The Company is subject to corporate, inhabitants and enterprise taxes which, in the aggregate, normally would result in a statutory rate of approximately 40.6% in 2005 and 2006. Information for the significant differences between the statutory tax rate and the Company's effective tax rate for financial statement purposes for the fiscal years ended March 31, 2005 and 2006 is not disclosed because the Company recorded net losses.

Significant components of deferred income tax assets as of March 31, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Deferred income tax assets:			
Bonuses accrued	¥ 233	¥ 226	$ 1,917
Advances received for ticket sales	1,036	1,265	10,730
Employees' termination and retirement benefits	234	306	2,595
Tax loss carryforwards	10,230	7,690	65,225
Other	561	939	7,964
Subtotal	12,294	10,426	88,431
Valuation allowance	(12,294)	(10,426)	(88,431)
Total	¥ —	¥ —	$ —
Deferred income tax liabilities	—	—	—
Net deferred income tax assets	¥ —	¥ —	$ —

11. DERIVATIVE INSTRUMENTS AND HEDGING TRANSACTIONS

The Company uses derivative transactions to manage future risks of fluctuations in interest rates and foreign currency exchange rates.

The Company uses forward foreign currency, currency option and coupon swap contracts to manage exposure resulting from fluctuations in foreign currency exchange rates on transactions denominated in foreign currencies. The Company also uses interest rate swap contracts to reduce future risks of fluctuations in interest rates.

The Company does not use such transactions for the purpose of speculation.

The following summarizes hedging derivative instruments used by the Company and items hedged:

Hedging instruments:	Hedged items:
Forward foreign currency, currency option and coupon swap contracts	Foreign currency payables (including future transactions)
Interest rate swap contracts	Interest on loans payable

The Company evaluates hedge effectiveness by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

The derivative transactions are subject to future risks of interest rate changes and foreign currency exchange rate changes and credit risks which arise from the nonfulfillment of contracts caused by the default of the contract partner of the derivative transactions. Since the Company executes derivative transactions using only counterparties of high credit rating, the Company believes there is almost no credit risk.

The derivative transactions are executed and managed by the Company's Accounting and Finance department in accordance with internal management regulations. Depending on transaction amounts, the Company's Accounting and Finance department executes contracts upon the approval of and reports to the president and others.

The following tables summarized the derivatives for which hedge accounting has not been applied as of March 31, 2005 and 2006.

Currency related

	Millions of yen						Thousands of U.S. dollars (Note 1)		
	2005			2006			2006		
	Contract or notional amount	Fair value	Net recognized gain (loss)	Contract or notional amount	Fair value	Net recognized gain (loss)	Contract or notional amount	Fair value	Net recognized gain (loss)
Forward foreign currency									
Buying									
USD	¥1,174	¥ (10)	¥ (10)	¥2,920	¥122	¥122	$24,767	$1,035	$1,035
SFR	—	—	—	874	(6)	(6)	7,413	(51)	(51)
Subtotal	1,174	(10)	(10)	3,794	116	116	32,180	984	984
Currency option agreements									
Selling									
Put									
USD	284	7	7	—	—	—	—	—	—
Buying									
Call									
USD	262	(1)	(1)	—	—	—	—	—	—
Subtotal	546	6	6	—	—	—	—	—	—
Coupon swap contracts									
Receiving USD, paying JPY	2,763	(202)	(202)	2,311	77	77	19,601	653	653
Total	¥4,483	¥(206)	¥(206)	¥6,105	¥193	¥193	$51,781	$1,637	$1,637

Interest rate related

	Millions of yen						Thousands of U.S. dollars (Note 1)		
	2005			2006			2006		
	Contract or notional amount	Fair value	Net recognized gain (loss)	Contract or notional amount	Fair value	Net recognized gain (loss)	Contract or notional amount	Fair value	Net recognized gain (loss)
Interest rate swap contracts									
Receiving floating-rate, paying fixed-rate	¥ —	¥ —	¥ —	¥40,000	¥(987)	¥(987)	$339,271	$(8,372)	$(8,372)

In addition, hedged long-term debt was repaid in the year ended March 31, 2006, so the Company recorded a loss on early termination of hedge accounting for swap transactions amounting to ¥987 million ($8,372 thousand) in other expenses for the year ended March 31, 2006.

12. OPERATING LEASES

(As lessee)

Lease obligations under operating leases as of March 31, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Future minimum payments			
Payments due within one year	¥36	¥ 8	$68
Payments due after one year	10	2	17
Total	¥46	¥10	$85

13. RELATED PARTY TRANSACTIONS

I. During the year ended March 31, 2006, the Company had transactions with Crane Holdings Ltd., a 42.75% shareholder of the Company as of March 31, 2006.

A summary of the significant transactions between the Company and Crane Holdings Ltd. for the year ended March 31, 2006 was as follows:

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2006	2006
For the year:		
Issuance of new stock	¥20,000	$169,635

II. During the years ended March 31, 2004, 2005 and 2006, the Company had transactions with the City of Osaka and Osaka City Development Corporation. The City of Osaka was a 25.00% shareholder of the Company as of March 31, 2004 and 2005, and a 12.98% shareholder of the Company as of March 31, 2006. Osaka City Development Corporation is a subsidiary of the City of Osaka.

A summary of the significant transactions between the Company and such related parties for the years ended and as of March 31, 2004, 2005 and 2006 was as follows:

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2005	2006	2006
For the year:				
Short-term borrowings for working capital				
Osaka City Development Corporation	¥ 2,000	¥ —	¥ —	$ —
Long-term debt executed				
The City of Osaka	3,000	3,000	—	—
Interest payments				
The City of Osaka	330	344	**393**	**3,333**
Osaka City Development Corporation	101	141	**135**	**1,145**
Land rent				
The City of Osaka	713	713	**713**	**6,047**
At the year end:				
Short-term borrowings				
Osaka City Development Corporation	¥ 7,000	¥ 7,000	¥ —	$ —
Long-term debt				
The City of Osaka	13,000	16,000	**16,000**	**135,708**
Osaka City Development Corporation	—	—	**7,000**	**59,373**
Accrued interest				
The City of Osaka	—	344	—	—
Osaka City Development Corporation	35	176	—	—
Accrued rent payable				
The City of Osaka	—	713	—	—

III. During the years ended March 31, 2004, 2005 and 2006, the Company had transactions with Universal City Studios LLLP and Universal Studios Recreation Japan Planning Services LLC. Universal City Studios LLLP and Universal Studios Recreation Japan Planning Services are subsidiaries of Vivendi Universal Entertainment LLLP, an indirect shareholder of the Company.

A summary of the significant transactions between the Company and these companies for the years ended and as of March 31, 2004, 2005 and 2006 was as follows:

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2005	2006	2006
For the year:				
Payment for royalties				
Universal City Studios LLLP	¥5,430	¥5,323	**¥5,172**	**$43,868**
Payment for construction cost				
Universal Studios Recreation Japan Planning Services LLC	3,667	—	—	—
At the year end:				
Accounts payable for royalties				
Universal City Studios LLLP	¥ 849	¥2,231	**¥ 581**	**$ 4,928**
Accounts payable for construction cost				
Universal Studios Recreation Japan Planning Services LLC	206	—	—	—

IV. During the years ended March 31, 2004, 2005 and 2006, the Company had rental contracts for the company housing of directors' families. A summary of the transactions for the years ended and as of March 31, 2004, 2005 and 2006 was as follows:

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2004	2005	2006	2006
For the year:				
Payment for rent				
Name of Director: Isao Tanaka	¥ —	¥ 1	¥ 3	$ 25
Name of Director: Daniel Jensen	13	2	—	—
Name of Director: Mark Detrick	10	—	—	—
At the year end:				
Advance payment for rent				
Name of Director: Isao Tanaka	¥ —	¥ 0	¥ 0	$ 0
Name of Director: Daniel Jensen	1	—	—	—
Name of Director: Mark Detrick	—	—	—	—

14. SHAREHOLDERS' EQUITY

Japanese companies were subject to the Commercial Code of Japan (the "Code") with respect to their governance matters until May 1, 2006, at which time the Company Law of Japan became effective and reformed and replaced certain provisions of the Code.

Under the Code, at least 50% of the issue price of new shares was required to be designated as stated capital. The portion which was to be designated as stated capital was determined by resolution of the Board of Directors. Proceeds in excess of the amounts designated as stated capital were credited to additional paid-in capital, which was included in capital surplus.

The Code provided that an amount equal to at least 10% of cash dividends and other cash allotments could be appropriated and set aside as a legal reserve until the total amount of legal reserve and additional paid-in capital equals 25% of common stock. The legal reserve and additional paid-in capital could be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or could be capitalized by resolution of the Board of Directors. On condition that the total amount of legal reserve and additional paid-in capital remains equal to or exceeds 25% of common stock, they were available for dividends by the resolution of shareholders' meeting. Legal reserve was included in retained earnings.

The maximum amount that the Company can distribute as dividends is calculated based on the financial statements of the Company in accordance with the Code.

Contractual restrictions on dividends are as follows:

I. Under the term loan facility agreement dated August 19, 2005, the following conditions should be satisfied before payment of any dividend or any other distribution of profits to the shareholders:

- an amount equivalent to 100% of the next repayment of principle and interest is reserved separately from the amount equivalent to 1/6 of the next repayment of principle and interest, which shall be reserved every month towards the next semi-annual payment day;
- no event of forfeiture of benefit of time or potential event of forfeiture of benefit of time has occurred or is continuing; and
- as of the time of the dividend payment, the most recent Debt Service Coverage Ratio exceeds 1.75.

The term loan facility agreement provides financial covenants as below.

If the Company breaches any of the covenants contained in the agreement, it falls into the second category mentioned above, "event of forfeiture.of benefit of time."

a. Leverage Ratio:

The Leverage Ratio is calculated as follows:

(a) Amount of the interest-bearing unsubordinated debt obligations (including non-interest bearing loans by Development Bank of Japan) as of the end of the relevant semi-annual period

(b) Any amounts deposited in reserve accounts for the repayment of the loan facilities as of the end of the relevant previous semi-annual period

(c) EBITDA, which represents net income (loss) before interest expense, income taxes, depreciation and amortization, and before certain other income and expenses, such as expenses associated with restructurings and refinancings, for the previous twelve months

(d) The Leverage Ratio is calculated as ((a)-(b)) / (c)

The Company should maintain the Leverage Ratio equal to or less than the certain ratio. The following table shows the Company's Leverage Ratio applied until September 30, 2009.

Until March 31, 2007	5.50
Until September 30, 2008	5.25
Until September 30, 2009	4.75

b. Debt Service Coverage Ratio

The Debt Service Coverage Ratio is calculated as follows:

(a) Net cash provided by operating activities for the past one year as of the end of the relevant semi-annual period

(b) Net cash used in investing activities for the same period identified at (a)

(c) Amount of interest paid under this term loan and other obligations not subject to legal subordinate condition during the same period identified at (a)

(d) Any amounts deposited in reserve accounts for the repayment of the loan facilities as of the end of the relevant previous semi-annual period

(e) Amount of principal and interest paid under this term loan and other obligations not subject to legal subordinate condition, excluding amount of any prepayments

(f) The Debt Service Coverage Ratio is calculated as ((a)-(b)+(c)+(d)) / (e)

The Company should maintain a Debt Service Coverage Ratio equal to or more than 1.30.

II. Under the Definitive Agreement with Universal Studios, Inc. and other Universal group companies dated March 30, 1998 regarding the planning, construction and operation of Universal Studios Japan, payment of dividends is restricted if any of the following applies:

- The Company is in breach of its payment obligations for development costs or other costs under the Definitive Agreement.
- Payment of royalties or other fees has been deferred.

15. SUBSEQUENT EVENTS

I. Issuance of new stock acquisition rights

Pursuant to the resolution of the annual shareholders' meeting held on June 28, 2006, new stock acquisition rights in the form of stock options were issued. The terms and conditions of the rights are summarized as follows:

a. The new stock acquisition rights issued on June 28, 2006 for two directors

• Number of new stock acquisition rights issued (as of January 31, 2007):	57,033
• Number and class of shares subject to new stock acquisition rights (as of January 31, 2007):	57,033 shares of common stock
• Issue price of new stock acquisition rights:	Nil
• Exercise price:	¥22,500 ($190.84) per share
• Exercise period:	June 28, 2006 through June 28, 2016

• Issue price and amount to be designated as stated capital in case of issuance of shares through exercise of stock options:

① Issue price:	¥22,500 ($190.84)
② Amount to be designated as stated capital:	¥11,250 ($95.42)

b. The new stock acquisition rights issued on July 18, 2006 for four other directors and 742 employees

• Number of new stock acquisition rights issued (as of January 31, 2007):	27,672
• Number and class of shares subject to new stock acquisition rights (as of January 31, 2007):	27,672 shares of common stock
• Issue price of new stock acquisition rights:	Nil
• Exercise price:	¥22,500 ($190.84) per share
• Exercise period:	July 18, 2006 through July 18, 2016

• Issue price and amount to be designated as stated capital in case of issuance of shares through exercise of stock options:

① Issue price:	¥22,500 ($190.84)
② Amount to be designated as stated capital:	¥11,250 ($95.42)

II. Reduction of capital and additional paid-in capital

At the Board of Directors' meeting held on August 10, 2006 and the extraordinary shareholders' meeting held on September 13, 2006, the Company decided to reduce its capital from ¥52,500 million ($445,293 thousand) to ¥25,675 million ($217,770 thousand) and the entire amount of the additional paid-in capital by ¥12,500 million ($106,022 thousand) without changing the total number of the issued shares, effective September 13, 2006.

III. Syndicated loan agreement

On August 10, 2006, the Company entered into an agreement with financial institutions to set up loan facilities in the aggregate amount of ¥54,400 million ($461,408 thousand). In addition, the Company completed refinancing of the then existing senior loan on August 18, 2006.

As of September 15, 2006, part of the term loan facility and revolving credit facility of Sumitomo Mitsui Banking Corporation and Goldman Sachs Japan Co., Ltd. were transferred to The Sumitomo Trust and Banking Company, Limited.

In addition, as of November 15, 2006, part of the term loan facility and revolving credit facility of Sumitomo Mitsui Banking Corporation and Goldman Sachs Japan Co., Ltd. were transferred to The Sumitomo Trust and Banking Company, Limited, Aozora Bank, Ltd., The Chuo Mitsui Trust and Banking Co., Ltd., Calyon, Kansai Urban Banking Corporation, The Mie Bank Ltd., Mitsui Sumitomo Insurance Co., Ltd. and Yamato Life Insurance Co.

- Composition of agreement

Facility A.	¥31,400 million ($266,327 thousand), maturing in installments through August 15, 2012
Facility B.	¥8,000 million ($67,854 thousand), maturing in installments through April 15, 2014
Facility C	¥10,000 million ($84,818 thousand), lump-sum payment August 15, 2012
Facility D(*) . . .	¥5,000 million ($42,409 thousand), with the individual loan periods from one through six months with lump-sum payments

* Facility D is a revolving credit facility.

- Arrangers and underwriting banks

  Sumitomo Mitsui Banking Corporation

  Development Bank of Japan

  Goldman Sachs Japan Co., Ltd.

  Nomura Capital Investment Co., Ltd.

- Agent

  Sumitomo Mitsui Banking Corporation

- Financial covenant

a. Leverage Ratio

The Leverage Ratio is calculated as follows:

(a) Amount of the interest bearing unsubordinated debt obligations as of the end of the relevant semi-annual period

(b) Any amounts deposited in reserve accounts for the repayment of the loan facilities as of the end of the relevant previous semi-annual period

(c) EBITDA, which represents net income (loss) before interest expense, income taxes, depreciation and amortization, and before certain other income and expenses, such as expenses associated with restructurings and refinancings, for the previous twelve months

(d) The Leverage Ratio is calculated as ((a)-(b)) / (c)

The Company should maintain the Leverage Ratio equal to or less than the following ratios:

Until March 31, 2009	3.50
Until September 30, 2011	3.25
Until March 31, 2014	3.00

b. Adjusted Debt Service Coverage Ratio (Adjusted DSCR)

The Adjusted DSCR is calculated as follows:

(a) Average EBITDA for the previous two years

(b) Designated portion of base fee paid to Universal Studios under the definitive agreement for the previous year

(c) Any amounts deposited in reserve accounts for the repayment of the loan facilities as of the end of the relevant previous semi-annual period

(d) Changes in working capital for the previous year

(e) Amount of income taxes paid for the previous year

(f) Amount of estimated debt service payments in each fiscal year until March 31, 2015

(g) The Adjusted DSCR is calculated as ((a)+(b)+(c)±(d)-(e)) / (f)

The Company should maintain an Adjusted DSCR of more than 1.35 in each fiscal year until the final due date.

• Dividend restrictions

The following conditions should be satisfied as of the date of the Board of Directors' meeting held to convene an annual shareholders' meeting which resolves the dividends or the date of the Board of Directors resolving the interim dividends.

a. Required amounts are on deposit in the Company's repayment account, capital investment account and reserve account.

b. No event or potential event of forfeiture of the benefit of time has occurred or exists, and the dividend payment shall not give rise to an event of forfeiture of the benefit of time or potential event of forfeiture of the benefit of time.

INDEX TO UNAUDITED INTERIM FINANCIAL STATEMENTS

	Page
Interim Balance Sheets as of September 30, 2005 and 2006	S-2
Interim Statements of Operations for the six months ended September 30, 2005 and 2006	S-3
Interim Statements of Shareholders' Equity for the six months ended September 30, 2005	S-4
Interim Statements of Changes in Net Assets for the six months ended September 30, 2006	S-5
Interim Statements of Cash Flows for the six months ended September 30, 2005 and 2006	S-6
Notes to Interim Financial Statements	S-7

Interim Balance Sheets (Unaudited)
USJ Co., Ltd.
September 30, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
ASSETS			
Current assets:			
Cash and cash equivalents (Note 5)	¥ 18,505	¥ 13,014	$ 110,382
Trade receivables	1,213	1,240	10,517
Inventories	2,722	2,148	18,219
Prepaid expenses and other current assets	821	1,049	8,897
Total current assets	23,261	17,451	148,015
Property and equipment (Note 5):			
Buildings and structures	95,545	96,336	817,099
Machinery and equipment	80,920	81,385	690,288
Construction in progress	119	1,243	10,543
Other	1,566	1,882	15,963
	178,150	180,846	1,533,893
Less accumulated depreciation	(64,438)	(77,874)	(660,509)
Net property and equipment	113,712	102,972	873,384
Intangible assets	862	562	4,767
Investments and other assets:			
Long-term prepaid expenses	2,164	1,898	16,098
Other assets (Note 3)	218	284	2,409
Total investments and other assets	2,382	2,182	18,507
Total assets	¥140,217	¥123,167	$1,044,673
LIABILITIES AND SHAREHOLDERS' EQUITY (NET ASSETS)			
Current liabilities:			
Current portion of long-term debt (Notes 4 and 5)	¥ 3,100	¥ 1,750	$ 14,843
Accounts payables:			
Trade	1,072	1,013	8,592
Other	3,329	3,299	27,981
Advances from customers	11,680	10,186	86,395
Other current liabilities	2,797	3,447	29,237
Total current liabilities	21,978	19,695	167,048
Long-term liabilities:			
Long-term debt (Notes 4 and 5)	84,900	70,650	599,237
Employees' termination and retirement benefits	699	741	6,285
Other long-term liabilities	3,135	2,007	17,022
Total long-term liabilities	88,734	73,398	622,544
Shareholders' equity:			
Capital stock	52,500	—	—
Common stock:			
Authorized—2,000,000 shares as of September 30, 2005			
Issued—800,000 shares as of September 30, 2005			
Class A preferred stock:			
Authorized and issued 555,556 shares as of September 30, 2005			
Additional paid-in capital	12,500	—	—
Accumulated deficit	(35,495)	—	—
Total shareholders' equity	29,505	—	—
Total liabilities and shareholders' equity	¥140,217	¥ —	$ —
Net assets (Note 8):			
Capital stock	—	25,675	217,770
Common stock:			
Authorized—2,815,000 shares as of September 30, 2006			
Issued—1,541,112 shares as of September 30, 2006			
Class A preferred stock:			
Authorized and issued 185,000 shares as of September 30, 2006			
Other capital surplus	—	3,000	25,445
Retained earnings	—	1,399	11,866
Total net assets	—	30,074	255,081
Total liabilities and net assets	¥ —	¥123,167	$1,044,673

The accompanying notes are an integral part of these interim statements.

Interim Statements of Operations (Unaudited)
USJ Co., Ltd.
Six months ended September 30, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Revenues:			
Operating sales	¥ 16,851	¥17,909	$151,900
Merchandise sales	9,033	9,099	77,176
Food and beverage sales	5,693	5,549	47,065
Other	3,078	2,740	23,240
	34,655	35,297	299,381
Cost of revenues	28,022	27,355	232,019
Selling, general and administrative expenses	5,317	4,641	39,364
Operating income	1,316	3,301	27,998
Other income (expenses):			
Interest expense	(1,261)	(1,281)	(10,865)
Loss on disposal of property and equipment	(2)	(344)	(2,918)
Refinance expense (Note 4)	(2,696)	(642)	(5,445)
Loss on early termination of hedge accounting for swap transactions	(1,485)	—	—
Foreign exchange gain, net	274	112	950
Gain on revaluation of derivatives	—	216	1,832
Other	53	40	339
	(5,117)	(1,899)	(16,107)
Income (Loss) before income taxes	(3,801)	1,402	11,891
Income taxes:			
Current	(3)	(3)	(25)
Net income (loss)	¥ (3,804)	¥ 1,399	$ 11,866

	Yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Amounts per share of common stock:			
Net income (loss)	¥(3,712.49)	¥732.03	$ 6.21
Cash dividends, applicable to the period	—	—	—

The accompanying notes are an integral part of these interim statements.

Interim Statements of Shareholders' Equity (Unaudited)
USJ Co., Ltd.
Six months ended September 30, 2005

	Number of shares 2005
Common stock:	
At beginning of period	800,000
At end of period	800,000
Preferred stock:	
At beginning of period	—
Issuance of new stock to third parties	555,556
At end of period	555,556

	Millions of yen 2005
Capital stock:	
Balance at beginning of period	¥ 40,000
Issuance of preferred stock	12,500
Balance at end of period	52,500
Additional paid-in capital:	
Issuance of preferred stock	¥ 12,500
Balance at end of period	12,500
Accumulated deficit:	
Balance at beginning of period	¥(31,691)
Net loss	(3,804)
Balance at end of period	(35,495)

The accompanying notes are an integral part of these interim statements.

Interim Statements of Changes in Net Assets (Unaudited)
USJ Co., Ltd.
Six months ended September 30, 2006

	Number of shares
	2006
Common stock:	
At beginning of period	1,541,112
At end of period	1,541,112
Preferred stock:	
At beginning of period	185,000
At end of period	185,000

	Millions of yen	Thousands of U.S. dollars (Note 1)
	2006	2006
Capital stock:		
Balance at beginning of period	¥ 52,500	$ 445,293
Transfer of accumulated deficit	(23,825)	(202,078)
Transfer of other capital surplus	(3,000)	(25,445)
Balance at end of period	25,675	217,770
Additional paid-in capital:		
Balance at beginning of period	¥ 12,500	$ 106,022
Transfer of accumulated deficit	(12,500)	(106,022)
Balance at end of period	—	—
Other capital surplus:		
Balance at beginning of period	—	—
Transfer of capital stock	3,000	25,445
Balance at end of period	3,000	25,445
Retained earnings (Accumulated deficit):		
Balance at beginning of period	¥(36,325)	$(308,100)
Transfer of capital stock	23,825	202,078
Transfer of additional paid-in-capital	12,500	106,022
Net income	1,399	11,866
Balance at end of period	1,399	11,866

The accompanying notes are an integral part of these interim statements.

Interim Statements of Cash Flows (Unaudited)
USJ Co., Ltd.
Six months ended September 30, 2005 and 2006

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Cash flows from operating activities:			
Income (Loss) before income taxes	¥ (3,801)	¥ 1,402	$ 11,891
Adjustments to reconcile income (loss) before income taxes to net cash provided by operating activities:			
Depreciation and amortization	7,874	7,142	60,577
Loss on early termination of hedge accounting for swap transactions	1,485	—	—
Decrease in accrued bonuses	(164)	(134)	(1,137)
Interest and dividend income	(0)	(6)	(51)
Interest expense	1,261	1,281	10,865
Gain on revaluation of derivatives	—	(216)	(1,832)
Foreign exchange gain, net	(26)	(86)	(729)
Loss on disposal of property and equipment	2	343	2,909
Refinance expense	2,696	642	5,445
Decrease in trade receivables	695	603	5,115
Increase in inventories	(595)	(223)	(1,891)
Decrease in trade payables	(173)	(45)	(382)
Decrease in other accounts payables	(3,493)	(1,226)	(10,399)
Decrease in advances from customers	(3,695)	(4,223)	(35,818)
Other, net	(799)	513	4,351
Subtotal	1,267	5,767	48,914
Interest and dividends received	0	8	68
Interest paid	(2,565)	(1,594)	(13,520)
Income taxes paid	(6)	(6)	(51)
Net cash provided by (used in) operating activities	(1,304)	4,175	35,411
Cash flows from investing activities:			
Increase in time deposits	—	(5,667)	(48,066)
Decrease in time deposits	—	5,667	48,066
Acquisition of property and equipment	(707)	(2,161)	(18,329)
Acquisition of intangible assets	(29)	(20)	(170)
Other, net	(1)	34	289
Net cash used in investing activities	(737)	(2,147)	(18,210)
Cash flows from financing activities:			
Proceeds from long-term debt	65,000	49,400	418,999
Repayments of long-term debt	(87,175)	(64,600)	(547,922)
Refinance expense	(2,601)	(615)	(5,216)
Proceeds from issuance of capital stock	24,970	—	—
Repayments of lease obligations	(573)	(379)	(3,215)
Other, net	(8)	(38)	(322)
Net cash used in financing activities	(387)	(16,232)	(137,676)
Effect of exchange rate changes on cash and cash equivalents	27	86	730
Decrease in cash and cash equivalents	(2,401)	(14,118)	(119,745)
Cash and cash equivalents at beginning of period	20,906	27,132	230,127
Cash and cash equivalents at end of period	¥ 18,505	¥ 13,014	$ 110,382

The accompanying notes are an integral part of these interim statements.

1. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(a) BASIS OF PRESENTING INTERIM FINANCIAL STATEMENTS

The accompanying interim financial statements of USJ Co., Ltd. (the "Company") have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan ("Japanese GAAP"), which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accompanying interim financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of interim statements of changes in net assets) from the interim financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language interim financial statements, but not required for fair presentation, is not presented in the accompanying interim financial statements.

The Company has no subsidiaries.

The translation of the Japanese yen amounts into U.S. dollars is included solely for the convenience of readers outside Japan, using the prevailing exchange rate as of September 30, 2006, which was ¥117.90 to U.S. $1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be converted into U.S. dollars at this or any other rate of exchange.

(b) FOREIGN CURRENCY TRANSLATION

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rates of the balance-sheet date.

(c) CASH AND CASH EQUIVALENTS

In preparing the interim statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(d) SECURITIES

Securities with no available fair market value included in other assets are stated at moving-average cost.

(e) INVENTORIES

Merchandise, raw materials and supplies are stated at moving-average cost.

(f) PROPERTY AND EQUIPMENT

Property and equipment are stated at cost.

Depreciation is computed by the straight-line method at rates based on the estimated useful lives in accordance with the Corporation Tax Law of Japan.

Finance leases, including those leases under which ownership of the leased asset is not considered to be transferred to the lessee, are capitalized. Depreciation is computed under the straight-line method with no salvage value over the lease period.

(g) INTANGIBLE ASSETS

Amortization of intangible assets is computed by the straight-line method. Amortization of software for internal use is computed by the straight-line method over the estimated useful life of five years.

(h) STOCK ISSUE COST

Stock issue cost, included in other assets, is amortized uniformly over three years.

(i) EMPLOYEES' TERMINATION AND RETIREMENT BENEFITS

The Company has an unfunded retirement and termination allowance plan to provide benefits for its employees. Under the plan, eligible employees are entitled to lump-sum payments which are, in general, determined on the basis of points earned during their service period, length of service period, and reason for termination. The obligation and costs of retirement benefits are determined using a projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. The retirement obligation is measured as the present value of estimated future cash flows using a discount rate that is similar to the interest rate on government bonds where the currency and terms of the government bonds are consistent with the currency and estimated terms of the defined benefit obligation.

Net actuarial gains or losses are charged to earnings as incurred.

(j) INCOME TAXES

Deferred tax assets and liabilities are recorded for the estimated future tax effects of loss carryforwards and temporary differences between the tax basis of an asset or liability and the amount reported in the interim balance sheet. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that some portion or all of deferred tax assets will not be realized. In determining the valuation allowance, the Company considers expected future taxable income and available tax planning strategies.

(k) RECLASSIFICATIONS

Certain reclassifications have been made to prior-year amounts to conform to the current-year presentation.

(l) PER SHARE DATA

The computations of net income (loss) per share of common stock are based on the weighted average number of shares outstanding during each financial period. Diluted net income per share for the six months ended September 30, 2005 and 2006 are not disclosed in the interim statements of operations since the Company recognized net loss for the six months ended September 30, 2005. In the meantime the potentially dilutive stocks exist, but the Company's stock is unlisted and unable to calculate the Company's average stock price for the six months ended September 30, 2006. And the Company adopted the if-converted method in computing the dilutive effect of class A preferred stocks pursuant to the accounting standards for current net income per share (the Financial Accounting Implementation Guidance No.4-12). Under the if-converted method, all outstanding shares of preferred stock are assumed to have been converted into common stock.

(m) LEASES

Finance leases, including those leases under which ownership of the leased asset is not considered to be transferred to the lessee, are capitalized.

(n) DERIVATIVES AND HEDGE ACCOUNTING

The Company states derivative instruments at fair value and recognizes changes in the fair value as gains or losses unless derivative instruments are used for hedging purposes.

If derivative instruments are used as hedging purpose and meet certain hedging criteria, the Company defers recognition of gains or losses resulting from changes in fair value of derivative instruments until the related gains or losses on the hedged items are recognized.

2. ACCOUNTING CHANGES

(a) ACCOUNTING FOR DEFERRED ASSETS

In the six months ended September 30, 2006, the Company adopted tentative solution on accounting for deferred assets (Practical Solution No.19, issued by the Accounting Standards Board of Japan on August 11, 2006).

This change had no impact on net income or net assets.

(b) Presentation of Net Assets in the Balance Sheet

In the six months ended September 30, 2006, the Company adopted the new accounting standard for presentation of net assets in the balance sheet (Corporate Accounting Standard No. 5, issued by the Accounting Standards Board of Japan on December 9, 2005) and the implementation guidance of accounting standards for presentation of net assets in the balance sheet (the Financial Accounting Implementation Guidance No. 8, issued by the Accounting Standards Board of Japan on December 9, 2005).

The amount equivalent to the total sum of the conventional equity section of the balance sheet is ¥30,074 million ($255,081 thousand).

(c) ACCOUNTING FOR STOCK OPTIONS

In the six months ended September 30, 2006, the Company adopted the new accounting standard for stock options (Corporate Accounting Standard No.8, issued by the Accounting Standards Board of Japan on December 27, 2005) and the implementation guidance of accounting standards for stock options (the Financial Accounting Implementation Guidance No.11 issued by the Accounting Standards Board of Japan on December 27, 2005).

This change had no impact on net income or net assets.

3. SECURITIES

Book values of securities without available fair market values as of September 30, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Available-for-sale securities:			
Non-listed equity securities	¥ 2	¥ 2	$17
Total	¥ 2	¥ 2	$17

4. LONG-TERM DEBT

Long-term debt as of September 30, 2005 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Secured:			
Loans principally from banks, maturing in installments through 2014, interest rate from 0% to 3.7% for the six months ended September 30, 2006	¥65,000	¥49,400	$418,999
Unsecured:			
Loans from the City of Osaka and its affiliate, lump-sum payment in 2014, interest rate from 1.875% to 2.23% for the six months ended September 30, 2006	23,000	23,000	195,081
	88,000	72,400	614,080
Less amounts due within one year	(3,100)	(1,750)	(14,843)
Total	¥84,900	¥70,650	$599,237

On September 30, 1999, the Company entered into a term loan facility for the USJ project.

On August 24, 2005, the loan was repaid and a new syndicated loan of ¥65,000 million was executed. On August 18, 2006, the loan was repaid and a new syndicated loan of ¥49,400 million($418,999 thousand) was executed. In addition to this ¥49,400 million, the Company has ¥5,000 million ($42,409 thousand) available under the revolving credit facility.

The Company recorded ¥2,696 million and ¥642 million ($5,445 thousand) as refinance expense in other expenses for the six months ended September 30, 2005 and 2006, respectively, because of the restructuring of the syndicated loan.

Annual maturities of long-term debt as of September 30, 2006 were as follows:

Twelve months ending September 30,	Millions of yen	Thousands of U.S. dollars (Note 1)
2007	¥ 1,750	$ 14,843
2008	3,500	29,686
2009	4,360	36,981
2010	5,220	44,275
2011 and thereafter	57,570	488,295
Total	¥72,400	$614,080

5. PLEDGED ASSETS

The following assets were pledged to secure long-term debt of ¥65,000 million and ¥49,400 million ($418,999 thousand) as of September 30, 2005 and 2006, respectively:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Cash and cash equivalents	¥ 15,890	¥ 2,451	$ 20,789
Buildings and structures	76,330	72,825	617,684
Machinery and equipment	35,794	26,811	227,405
Other	584	64	543
Total	¥128,598	¥102,151	$866,421

6. DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company uses derivative transactions to manage future risks of fluctuations in interest rates and foreign currency exchange rates.

The Company uses forward foreign currency, currency option and coupon swap contracts to manage exposure resulting from fluctuations in foreign currency exchange rates on transactions denominated in foreign currencies. The Company also uses interest rate swap contracts to reduce future risks of fluctuations in interest rates.

The Company does not use such transactions for the purpose of speculation or short-term dealing.

The following summarizes hedging derivative instruments used by the Company and items hedged:

Hedging instruments:	Hedged items:
Forward foreign currency, currency option and coupon swap contracts	Foreign currency payables (including future transactions)
Interest rate swap contracts	Interest on loans payable

The Company evaluates hedge effectiveness by comparing the cumulative changes in cash flows from or the changes in fair value of hedged items and the corresponding changes in the hedging derivative instruments.

The derivative transactions are subject to future risks of interest rate changes and foreign currency exchange rate change, and credit risks which arise from the nonfulfillment of contracts caused by the default of the contract partner of the derivative transactions. Since the Company executes derivative transactions using only counterparties of high credit rating, the Company believes there is almost no credit risk.

The derivative transactions are executed and managed by the Company's Accounting and Finance department in accordance with internal management regulations. Depending on transaction amounts, the Company's Accounting and Finance department executes contracts upon the approval of and reports to the president and others.

The following tables summarized the derivatives for which hedge accounting has not been applied as of September 30, 2005 and 2006.

Currency related

	Millions of yen						Thousands of U.S. dollars (Note 1)		
	2005			2006			2006		
	Contract or notional amount	Fair value	Net recognized gain (loss)	Contract or notional amount	Fair value	Net recognized gain (loss)	Contract or notional amount	Fair value	Net recognized gain (loss)
Forward foreign currency									
Buying									
USD	¥1,200	¥ 58	¥ 58	¥1,819	¥107	¥107	$15,428	$ 907	$ 907
SFR	—	—	—	580	25	25	4,920	212	212
Sub total	1,200	58	58	2,399	132	132	20,348	1,119	1,119
Currency option agreements									
Selling									
Put									
USD	173	(0)	(0)	—	—	—	—	—	—
Buying									
Call									
USD	189	13	13	—	—	—	—	—	—
Sub total	362	13	13	—	—	—	—	—	—
Coupon swap contracts									
Receiving USD, paying JPY	2,537	(22)	(22)	2,085	97	97	17,684	823	823
Total	¥4,099	¥ 49	¥ 49	¥4,484	¥229	¥229	$38,032	$1,942	$1,942

Interest rate related

	Millions of yen						Thousands of U.S. dollars (Note 1)		
	2005			2006			2006		
	Contract or notional amount	Fair value	Net recognized gain (loss)	Contract or notional amount	Fair value	Net recognized gain (loss)	Contract or notional amount	Fair value	Net recognized gain (loss)
Interest rate swap contracts									
Receiving floating-rate, paying fixed-rate	¥40,000	¥(1,485)	¥(1,485)	¥24,000	¥(771)	¥(771)	$203,562	$(6,539)	$(6,539)

In addition, hedged long-term debt was repaid in the six months ended September 30, 2005, so the Company recorded a loss on early termination of hedge accounting for swap transactions amounting to ¥1,485 million in other expenses for the six months ended September 30, 2005.

7. OPERATING LEASES

(As lessee)

Lease obligations under operating leases as of September 30, 2005 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2005	2006	2006
Future minimum payments			
Payments due within one year	¥18	¥8	$68
Payments due after one year	6	3	25
Total	¥24	¥11	$93

8. NET ASSETS

(a) Issuance of new stock acquisition rights

Pursuant to the resolution of the annual shareholders' meeting held on June 28, 2006, new stock acquisition rights in the form of stock options were issued. The terms and conditions of the rights are summarized as follows:

a. The new stock acquisition rights issued on June 28, 2006 for two directors

- Number of new stock acquisition rights issued (as of January 31, 2007): 57,033
- Number and class of shares subject to new stock acquisition rights (as of January 31, 2007): 57,033 shares of common stock
- Issue price of new stock acquisition rights: Nil
- Exercise price: ¥22,500 ($190.84) per share
- Exercise period: June 28, 2006 through June 28, 2016
- Issue price and amount to be designated as stated capital in case of issuance of shares through exercise of stock options:

  ① Issue price: ¥22,500 ($190.84)
  ② Amount to be designated as stated capital: ¥11,250 ($95.42)

b. The new stock acquisition rights issued on July 18, 2006 for four other directors and 742 employees

- Number of new stock acquisition rights issued (as of January 31, 2007): 27,672
- Number and class of shares subject to new stock acquisition rights (as of January 31, 2007): 27,672 shares of common stock
- Issue price of new stock acquisition rights: Nil
- Exercise price: ¥22,500 ($190.84) per share
- Exercise period: July 18, 2006 through July 18, 2016
- Issue price and amount to be designated as stated capital in case of issuance of shares through exercise of stock options:

  ① Issue price: ¥22,500 ($190.84)
  ② Amount to be designated as stated capital: ¥11,250 ($95.42)

(b) Reduction of capital and additional paid-in capital

At the Board of Directors' meeting held on August 10, 2006 and the extraordinary shareholders' meeting held on September 13, 2006, the Company decided to reduce its capital from ¥52,500 million ($445,293 thousand) to ¥25,675 million ($217,770 thousand), effective September 13, 2006. Of this amount, ¥23,825 million ($202,078 thousand) was credited to accumulated deficit and ¥3,000 million ($25,445 thousand) was credited to other capital surplus, respectively. At the same time, the Company decided to reduce the entire amount of the additional paid-in capital by ¥12,500 million ($106,022 thousand) without changing the total number of its issued shares, effective September 13, 2006.

[THIS PAGE INTENTIONALLY LEFT BLANK]

OUR REGISTERED OFFICE

USJ Co., Ltd.
1-33, Sakurajima 2-chome
Konohana-ku, Osaka 554-0031
Japan

OUR LEGAL ADVISORS

as to Japanese law

Nishimura & Partners
Ark Mori Building, 28th Floor
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6029
Japan

as to U.S. law

Simpson Thacher & Bartlett LLP
Ark Mori Building, 37th Floor
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6037
Japan

LEGAL ADVISORS TO THE INTERNATIONAL MANAGERS

as to Japanese law

Nagashima Ohno & Tsunematsu
Kioicho Building
3-12, Kioicho
Chiyoda-ku, Tokyo 102-0094
Japan

as to U.S. law

Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

INDEPENDENT AUDITORS

KPMG AZSA & Co.
(a Japanese member firm of KPMG International, a Swiss cooperative)
Ginsen Bingomachi Building
6-5, Kawaramachi 3-chome
Chuo-ku, Osaka 541-0048
Japan

TRANSFER AGENT

The Sumitomo Trust and Banking Company, Limited
5-33, Kitahama 4-chome
Chuo-ku, Osaka 540-8639
Japan

UNIVERSAL STUDIOS JAPAN TM&©

END